

2023 Annual Report



Dear Fellow Stockholders,

2023 was a transformative year for Owlet as we made significant progress in our mission to improve infant health. It was a year intensely focused on critical areas necessary to stabilize Owlet's business and evolve it for a more sustainable future – obtaining regulatory authorizations, stabilizing our business' costs and cash management, and at the same time, improving our products' marketability and sell-through in our channels.

I am filled with pride as I reflect upon the unwavering dedication of our team, which has been instrumental in propelling our business toward a bright future. Our successes solidify Owlet's position as a leader in infant health technology, and I am grateful for the contributions of each and every team member who made these achievements possible.

In 2023, we were committed to achieving three main objectives:

- In order to enhance marketing claims and features and explore new distribution avenues, we sought FDA marketing authorizations for our prescription device, BabySat™, and our over-the-counter device, Dream Sock®.

- Recognizing our high cash burn rate, we needed to reduce our operating and production costs to near Adjusted EBITDA break-even by year-end.

- We also began 2023 with excess inventory in our retail channels. This situation necessitated increased sell-through growth and reduced weeks on hand with key retail partners.

These three areas, FDA marketing authorizations, Adjusted EBITDA break-even, and channel health were all key areas of focus for our company during the past year.

I'm happy to announce that we successfully met all three of our goals.

In November 2023, Owlet obtained marketing authorization for Dream Sock, the first and only over-the-counter device to provide certain live health readings for infants and notifications to caregivers when readings move outside a specified range. In June 2023, we obtained an FDA 510(k) clearance for BabySat, a prescription-only pulse oximeter for home use. These marketing authorizations have been significant foundational breakthroughs in our journey to bring care to the home and empower parents, have opened up distribution channels, and have created lucrative growth opportunities thus far in 2024. We are also particularly proud that our products were shown to be effective and accurate across various skin tones and under real-world in-home environments - an important advancement toward our mission for every baby and our industry as a whole.

To optimize our operations, we implemented several cost-saving measures in 2023. We reduced marketing costs for acquisition by almost 80%, consolidated our vendor and partner relationships, reduced headcount while improving our efficiencies, and minimized PPV and warehousing costs associated with our products. As a result, our operating expenses decreased by approximately 70%, while margins improved by over 1000 basis points, reaching nearly 50% by the end of 2023.

In addition to the efficiency benefits of our cost-cutting efforts, we achieved significant growth in sell-through during 2023 compared to 2022, exceeding 20% growth Year over Year. This sell-through growth accelerated following FDA marketing authorization in November and continued into 2024 with the U.S. commercial launch of both medical devices in January. This growth contributed to reducing our overall weeks of stock (WOS) inventory to healthy levels exiting 2023.

As 2023 came to a close, Owlet celebrated substantial achievements. Marketing authorizations were obtained, the cost basis was significantly reduced, and consumer demand reached unprecedented levels. These accomplishments propelled the company closer to Adjusted EBITDA break-even, setting the stage for long-term growth and sustained profitability.

We're energized by the progress that we've made in 2023, and we're excited to build on this momentum in 2024. Here are some key areas of focus for the coming year:

Owlet believes we will significantly increase adoption of our products and services in 2024. As the first and only over-the-counter FDA-authorized infant health monitor, we believe that our Dream Sock has the potential to lead the way in creating a category to reaching a far greater number of households. We believe the introduction of new marketing strategies and product features could position Owlet as a leader in pediatric health with medical-grade solutions for at-home use. We anticipate our retail partners will expand Owlet's presence in-store and online, leading to increased consumer awareness of our leadership in this market. Additionally, we are focused on facilitating access to insurance coverage and reimbursement of our products and services through our partners and potentially expanding access to BabySat for families, provider networks and children's hospitals.

Owlet plans to expand globally, reaching even more families by building on the momentum of our 2023 U.S. marketing authorizations. In May 2024, the Dream Sock was certified as a medical device in the EU (CE marked) and the UK (UKCA marked), and we will continue to focus on obtaining international regulatory medical device authorizations, clearances or certifications for Dream Sock and broadening our pediatric health leadership globally.

Finally, Owlet is focusing in 2024 on launching our first subscription service. Acknowledging the substantial number of healthcare visits and the sleep deprivation experienced by parents, Owlet has amassed a vast and growing dataset of infant health. To bridge the communication gap between parents and their babies, Owlet is developing software services that utilize this dataset and broaden insights for parents, aiming to shift the center of care to the home. Collectively these areas of adoption, international expansion and services represent a substantial growth opportunity in 2024 and 2025.

At its center, Owlet is one community of parents, employees, non-profit organizations and stockholders that share a collective vision for a world where every baby has a safe and healthy journey. Our mission is to develop innovative technology that empowers parents to give care at home. Our collective commitment is to do what's right for baby and work tirelessly to get the job done. We are one Owlet. These values guide us in everything we do, and they will continue to be the foundation for our success.

I want to express my sincere gratitude to our entire team for their dedication and hard work. Their commitment has been instrumental in our accomplishments this year. I also want to thank you, our stockholders, for your continued support. We are committed to creating long-term value for all our stakeholders.

Sincerely,



Kurt Workman
CEO & Co-Founder

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements in this letter that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Company's business strategy and plans, financial condition, and anticipated financial and operational performance; Owlet's position as a leader within its industry; and the Company's projected growth, anticipated market adoption and future international expansion. In some cases, you can identify forward-looking statements by terms such as "estimate," "may," "believes," "plans," "expects," "anticipates," "intends," "goal," "potential," "upcoming," "outlook," "guidance," the negation thereof, or similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on the Company's expectations at the time such statements are made, speak only as of the dates they are made and are susceptible to a number of risks, uncertainties and other factors. The Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by our forward-looking statements. Many important factors could affect the Company's future results and cause those results to differ materially from those expressed in or implied by the Company's forward-looking statements. Such factors include, but are not limited to, (i) the regulatory pathway for Owlet's products, including submissions to, actions taken by and decisions and responses from regulators, such as the FDA and similar regulators outside of the United States, as well as Owlet's ability to obtain and maintain regulatory approval or certification for our products and other regulatory requirements and legal proceedings; (ii) Owlet's competition and the Company's ability to profitably grow and manage growth; (iii) the Company's ability to enhance future operating and financial results or obtain additional financing to continue as a going concern; (iv) Owlet's ability to obtain additional financing in the future, as well as risks associated with the Company's current loan and debt agreements, including compliance with debt covenants, restrictions on the Company's access to capital, the impact of the Company's overall debt levels and the Company's ability to generate sufficient future cash flows to meet Owlet's debt service obligations and operate Owlet's business; (v) the ability of Owlet to implement strategic initiatives, reduce costs, grow revenues, develop and launch new products, innovate and enhance existing products, meet customer demands and adapt to changes in consumer preferences and retail trends; (vi) Owlet's ability to acquire, defend and protect its intellectual property and satisfy regulatory requirements, including but not limited to requirements concerning privacy and data protection, breaches and loss, as well as other risks associated with Owlet's digital platforms and technologies; (vii) Owlet's ability to maintain relationships with customers, manufacturers and suppliers and retain Owlet's management and key employees; (viii) Owlet's ability to upgrade and maintain its information technology systems; (ix) changes in applicable laws or regulations; (x) the impact of and disruption to Owlet's business, financial condition, operations, supply chain and logistics due to economic and other conditions beyond the Company's control, such as health epidemics or pandemics, macro-economic uncertainties, social unrest, hostilities, natural disasters or other catastrophic events; (xi) the possibility that Owlet may be adversely affected by other economic, business, regulatory, competitive or other factors, such as changes in discretionary consumer spending and consumer preferences; and (xii) other risks and uncertainties set forth in the Company's other releases, public statements and filings with the U.S. Securities and Exchange Commission ("SEC"), including those identified in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as updated in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 and as any such factors may be updated from time to time in the Company's other filings with the SEC. All such forward-looking statements attributable to the Company or any person acting on the Company's behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Moreover, the Company operates in an evolving environment. Except as required by law, the Company assumes no obligation to update any forward-looking statements after the date of this letter, whether because of new information, future events or otherwise, although Owlet may do so from time to time.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-39516

OWLET, INC.

(Exact name of Registrant as specified in its Charter)



Delaware	**85-1615012**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3300 North Ashton Boulevard, Suite 300	
Lehi, Utah	**84043**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (844) 334-5330

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	OWLT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was approximately $25.8 million based on the closing market price as of the close of business on June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter.

The number of shares of Registrant's Class A common stock outstanding as of March 4, 2024 was 8,964,338.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's proxy statement for the 2024 Annual Meeting of Stockholders. Such proxy statement will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2023.

Table of Contents

		Page
	Cautionary Note Regarding Forward-Looking Statements	1
	Summary of Risk Factors	3
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	19
Item 1B.	Unresolved Staff Comments	60
Item 1C.	Cybersecurity	60
Item 2.	Properties	61
Item 3.	Legal Proceedings	61
Item 4.	Mine Safety Disclosures	62
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	63
Item 6.	[Reserved]	63
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	64
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	73
Item 8.	Financial Statements and Supplementary Data	75
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	103
Item 9A.	Controls and Procedures	103
Item 9B.	Other Information	104
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	105
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	106
Item 11.	Executive Compensation	106
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	106
Item 13.	Certain Relationships and Related Transactions, and Director Independence	106
Item 14.	Principal Accountant Fees and Services	106
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	107
Item 16.	Form 10-K Summary	109
	Signatures	120

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Report") contains certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). All statements other than statements of historical facts contained in this Report, including statements concerning possible or assumed future actions, business strategies, events or results of operations, our ability to continue as a going concern, expectations for the growth of our business and products and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this Report are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Report and are subject to a number of risks, uncertainties and assumptions described under the sections in this Report entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report.

These risks and other important factors, including those discussed in this Report, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in an evolving environment. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included elsewhere in this Report are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included elsewhere in this Report. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements included elsewhere in this Report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this Report speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report. For all of our forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Reform Act.

As used in this Report, unless otherwise stated or the context otherwise requires: "we," "us," "our," "Owlet," the "Company," and similar references refer to Owlet, Inc. and its subsidiaries, and "common stock" refers to our Class A Common Stock.

Basis of Presentation for Reverse Stock Split

On July 7, 2023, we effected a 1-for-14 reverse stock split (the "Reverse Stock Split") of our issued and outstanding common stock, by the filing of our Second Amended and Restated Certificate of Incorporation (the "Charter Amendment") with the Secretary of State of the State of Delaware pursuant to the Delaware General Corporation Law. The Reverse Stock Split became effective at 5:00 p.m. Eastern Time on July 7, 2023. Our common stock began trading on the New York Stock Exchange on a split-adjusted basis on July 10, 2023. All information presented in this Report has been retrospectively adjusted to give effect to our 1-for-14 reverse split of our outstanding common stock and, unless otherwise indicated, all such amounts and corresponding conversion price and/or exercise price data set forth in this Report has been adjusted to give effect to such reverse stock split.

Summary of Principal Risks

Our business is subject to numerous risks and uncertainties that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following are the principal risks which could cause a decline in the price of shares of our common stock:

- We have a limited operating history.

- We have not been profitable to date, and operating losses could continue, which could materially and adversely affect our business, financial condition and results of operations, including our ability to continue as a going concern.

- We have experienced fluctuations in the growth of our business and anticipate this will continue. If we fail to manage our growth effectively, our business could be materially and adversely affected.

- If any governmental authority or notified body were to require marketing authorization or similar certification for any product that we sell for which we have not obtained such marketing authorization or certification, we could be subject to regulatory enforcement action and/or required to cease selling or recall the product pending receipt of marketing authorization or similar certification from such other governmental authority or notified body, which can be a lengthy and time-consuming process, harm financial results and have long-term negative effects on our operations.

- Our products rely on mobile applications to function and we rely on Apple's App Store and the Google Play Store for distribution of our mobile applications.

- A substantial portion of our sales comes through a limited number of retailers.

- We are required to obtain and maintain marketing authorizations or certifications from the FDA, foreign regulatory authorities or notified bodies for medical device products in the U.S. or in foreign jurisdictions, which can be a lengthy and time-consuming process, and a failure to do so on a timely basis, or at all, could severely harm our business.

- We currently rely on a single manufacturer for the assembly of our Smart Sock and Dream Sock products and a single manufacturer for the assembly of our Owlet Cam. We will likely rely on single manufacturers for future products we may develop. If we encounter manufacturing problems or delays, we may be unable to promptly transition to alternative manufacturers and our ability to generate revenue will be limited.

- If we are unable to obtain key materials and components from sole or limited source suppliers, we will not be able to deliver our products to customers.

- Our success depends in part on our proprietary technology, and if we are unable to obtain, maintain or successfully enforce our intellectual property rights, the commercial value of our products and services will be adversely affected, our competitive position may be harmed and we may be unable to operate our business profitably.

- Our business and operations may suffer in the event of IT system failures, cyberattacks or deficiencies in our cybersecurity.

- We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings that, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations.

- We face the risk of product liability claims and the amount of insurance coverage held now or in the future may not be adequate to cover all liabilities we might incur.

- Operations in international markets will expose us to additional business, political, regulatory, operational, financial and economic risks.

- Our success depends substantially on our reputation and brand.

- Some of our products and services are in development or have been recently introduced into the market and may not achieve market acceptance, which could limit our growth and adversely affect our business, financial condition and results of operations.

- We have identified material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements, cause us to fail to meet our periodic reporting obligations or cause our access to the capital markets to be impaired.

- We may need to raise additional capital in the future in order to execute our strategic plan, which may not be available on terms acceptable to us, or at all.

PART I

Item 1. Business

We are Owlet

Globally, we are bringing over 140 million new lives into the world every year. Yet, the infancy period remains fraught with complexities; in the United States alone, a family will lose over 44 nights of sleep in the first year, and families of young children will see, annually, over 14 million sick visits and 3.4 million emergency room visits, and tragically, more than 3,500 infants are lost unexpectedly in their homes every year. The majority of these challenges unfold within the security of the home.

The persistence of unexpected infant fatalities remains unchanged for over a quarter-century, compounded by a recent increase in Respiratory Syncytial Virus (RSV) and pneumonia among children. The staggering number of healthcare visits underscores a dire need for change, starting with the home.

Our belief is steadfast. We believe that parenting should come with empowerment, the kind that's informed, data-driven, and supported every step of the way. Owlet stands as a beacon for this empowerment, equipping families with the tools intended for their little ones' safety, health, and joy.

Our vision is ambitious yet clear. We want to forge a world where every infant, regardless of socioeconomic background, benefits from health monitoring technologies akin to Owlet's. Our mission is to arm parents with crucial information when they need it most, aiming to safeguard children's health, optimize their well-being, and ensure peaceful sleep. We're committed to improving overall health outcomes.

Our values underscore our mission. We advocate for parental leadership in healthcare, backed by technological advancements. We prioritize our collective mission above individual egos, innovate to address genuine needs, and foster a culture of teamwork and mutual support. Our products empower parents with the right information at the right time.

Our ecosystem of digital parenting solutions is transforming modern parenting. We are providing parents data-driven insights into their children's well-being in the comfort of their own home. Our digital parenting platform aims to give parents real-time data and insights to help parents feel calmer and more confident and well rested. We also believe that every child deserves to live a long, happy, and healthy life, and we are working to develop products to help further that belief.

Products and Services

Our devices empower parents with the right information at the right time. Owlet's Dream Sock received a de novo device classification from United States Food and Drug Administration ("FDA") to market as a medical device a first-of-its kind, over-the-counter device for the in-home environment that provides a notification to the caregiver when an infant's pulse rate and/or oxygen saturation moves outside of preset ranges ("Health Notifications"), displays the infant's live pulse rate and oxygen saturation values and trends ("Live Health Readings"), and is intended for use in infants who are 1 to 18 months of age and between 6 and 30 pounds and have not been previously diagnosed with a cardiovascular or respiratory disease or condition. The notifications and associated data are intended to be used to supplement the decision by caregivers to seek additional guidance for medical care of the infant, but not to replace traditional methods of monitoring, diagnosis or treatment.

- Dream Sock – A wearable infant health monitor equipped with pulse oximetry technology that tracks vital signs such as pulse rate, oxygen, activity and sleep patterns. The Dream Sock with Health Notifications can offer peace of mind through real-time alerts for critical health events all while offering sleep coaching insights for optimal rest periods. Dream Sock with Health Notifications is offered in the U.S. only. Dream Sock without Health Notifications is offered in Canada.

- BabySat – Designed for infants with heightened health risks, BabySat builds on the Dream Sock's technology to provide parents and caregivers a medical version of our wearable infant monitor that is set at levels prescribed by a physician. Now potentially eligible for insurance coverage, it may facilitate broader access.

- Owlet Cam - This advanced baby monitor transforms smartphones into comprehensive monitoring devices, offering HD video and audio, predictive sleep insights, and cry detection, ensuring parents remain connected, regardless of distance. Duo and Dream Duo – Combining our Smart Sock with the Owlet Cam, these packages offer an unparalleled glimpse into an infant's well-being, blending detailed health data with visual reassurance.

- Accessories– Enhancing the Owlet experience, our accessories range from the Owlet Sleeper, designed for safe, comfortable sleep, to a travel case that ensures our technology is always within reach.

Our Platform and Pipeline

Over 2 million parents worldwide have used Owlet contributing to one of the largest data sets of infant health and sleep. We believe that data will be an invaluable tool in bridging the current healthcare gap between hospital and home. We will continue to develop our software and data in order to bring additional solutions into the home. Through leveraging our data, we believe we can help bridge the gap and better democratize access to individualized care.

We are building our data platform with the goal to be parents' go-to brand in the areas of sleep, safety, health and well-being information. We will remain focused on commercializing our Dream Sock with Health Notifications and BabySat devices, which we believe will open the door to launch additional services to continue the expansion of our data platform. We believe that we can use our data sets to continually enhance our product with additional valuable data insights as part of new subscription models and increasingly predictive technologies.

We have developed deep and enduring relationships with our users and brand advocates around the world. We believe these parents are more likely to be early technology adopters and have a high affinity towards actionable insight to care for their children. This is evidenced by the millions of downloads of the Owlet applications and high social media engagement across our multiple platforms. These relationships continue to grow and develop as a result of our novel product and software additions to our connected ecosystem, feature enhancements, omni-channel distribution, and marketing efforts. As we bring this valued relationship with consumer users into new medical communities, we believe that our platforms will continue to evolve and expand.

Strategic Business Segments

Owlet's products are marketed and distributed in the United States and internationally through consumer and, more recently, through medical distribution channels.

Direct to Consumer & Digital Engagement: Owlet's brand resonates deeply with over 1 million social media followers, hundreds of millions of views and engagements and millions of website visitors each year. Our focus on engaging directly with our customer is driving significant sales through direct channels and increases demand through our retail partnerships. Our digital presence is a cornerstone of our strategy, enhancing customer lifetime value and fostering brand loyalty.

Retail Expansion & Partnerships: Our products are widely available across major U.S. retailers, including Target, Walmart, Amazon, Best Buy and BabyList with strategic expansions and partnerships in 2023 further solidifying our market presence. Our new relationship selling directly to Amazon 1P, in particular, exemplifies our approach to improving margins and ensuring broad access to our innovations.

Global Reach & Distribution: Our international strategy is taking root and continuing to grow, with distribution partners in key global markets including Canada, Australia, and Europe. Upcoming regulatory milestones, such as our goal to obtain CE marking, are set to expand our footprint and accessibility, underscoring our commitment to global health and well-being.

Healthcare Distribution & Insurance Reimbursement: The FDA clearance of BabySat marks a significant expansion into healthcare distribution, opening potential new channels for insurance reimbursement and professional recommendations. We believe that this development not only broadens access but also cements Owlet's role in the healthcare ecosystem. Our new partnership with AdaptHealth as a medical equipment reseller may facilitate access to insurance reimbursement and distribution through hospitals. Owlet is focused on enlisting a wide variety of healthcare partners in 2024 to increase the accessibility and affordability of our products while increasing our margin.

Our Strategy

2023 - A Milestone Year

In 2023, we focused on two pivotal goals: securing FDA marketing authorizations for our Dream Sock and BabySat products, and attaining a positive adjusted EBITDA by year's end. Throughout this journey, the Owlet team embodied our foundational values, undertaking substantial efforts to refine and advance our operations, setting the stage for growth and prosperity in 2024.

The FDA marketing authorizations for both BabySat and Dream Sock marks a significant moment for the pediatric category, we believe solidifying the trust of consumers and healthcare professionals alike. Our de novo classification of Dream Sock as an over-the-counter device was the first of its kind and the only monitor in our product category authorized by the FDA. We believe that this achievement is a testament to our unwavering dedication to enhancing accessibility and reinforcing confidence in our innovative solutions.

Operating expenses saw a significant reduction of 53% from 2022 to 2023, including a sharp reduction in marketing and advertising costs of 75%, while simultaneously achieving year-over-year sell-through growth. We narrowed our loss significantly and came close to reaching positive adjusted EBITDA in the fourth quarter of 2023. We believe that this financial performance underscores the team's unwavering commitment to Owlet's vision and lays a robust foundation for leveraging operational efficiencies as we scale in 2024 to take Owlet sustainable profitability in the future. We are committed to building a strong foundation for sustainable growth as we move forward and we believe that the FDA marketing authorizations of our BabySat and Dream Sock products will accelerate the adoption of our products and position us as the preferred pediatric data monitoring platform that bridges the gap between the hospital and the home.

2024 Strategy Overview

Driving Growth: Our vision is clear - we see health sensing technology becoming as ubiquitous as car seats and breast pumps for newborns. With the momentum we have gained from recent FDA marketing authorizations, the introduction of potential insurance coverage and reimbursement for BabySat, expanded distribution channels, increased credibility in medical communities, and an increased retail presence, we see Owlet as strategically positioned for substantial growth. Combining both the 510(k) clearance and de novo FDA authorization for our pulse-oximetry medical devices, and accompanying digital health offerings with our existing consumer brand well-known to over 2 million using families, we believe that we can become one of the most recognizable brand names in the digital parenting category. We see an opportunity to grow our existing product suite with medical market penetration. We believe expanding our recognizable brand into new channels will help our offerings stand out in a highly fragmented market of pediatric monitoring product companies lacking a category leader.

Achieving Profitability: In 2023, our objective was to close out the year with positive adjusted EBITDA. Through diligent management of operating expenses, enhanced sell-through rates, and improved profit margins, we came close to achieving positive adjusted EBITDA in the fourth quarter of 2023 and made significant progress towards meeting this target. These accomplishments have furnished Owlet with operational leverage and we believe has the potential to drive profitability and cash flow.

Expanding Lifetime Value (LTV): We view Owlet's brand as synonymous with engagement and loyalty in our industry, supported by a rich dataset that underpins our market understanding. Moving forward, we believe we are well-positioned to innovate and pilot new value-added services that can forge deeper connections among parents, their infants, and healthcare providers. This initiative aims to elevate home care to new standards, augmenting the value we believe Owlet delivers to families and increasing the lifetime value per customer. Our strategy is not just about growth; it is about enriching the ecosystem of infant care with Owlet at its heart, fostering a healthier future for the next generation.

Market Landscape and Competitive Dynamics

Owlet has a clear and specific market in pediatrics serving the needs of parents with children aged 1-18 months across key markets in the U.S., Canada, and Europe. With close to 10 million infants born annually in these regions, our Total Addressable Market ("TAM") is continuously replenished, providing the potential for a steady demand for our products. Despite a slight decline in birth rates, the emphasis on infant care and the financial investment in the well-being of newborns have seen a consistent uptick over the years. This trend underscores a growing market resilience, notably within the baby care sector, which has remained robust against broader economic fluctuations affecting consumer spending.

Since its inception, Owlet has been at the forefront of the consumer digital health monitoring space for infants and their families. We believe that our pioneering achievement of obtaining the first de novo authorization for at-home monitoring without the need for a prescription underscores our trailblazing efforts and helps set a high regulatory bar for new entrants in the space. This distinction is critical as it denotes that any comparable product with medical applications will likely require similar regulatory endorsements.

In addition to spearheading the health monitoring category, Owlet competes within the broader realm of general video/audio baby monitors. Our strategic edge is encapsulated in the Owlet Sock and Cam combo, providing parents with a holistic view of their baby's health and well-being. This integration allows parents to see, hear, and be assured of their baby's condition through our app, offering an unmatched value proposition.

We believe that we are uniquely positioned thanks to our regulatory marketing authorizations, extensive distribution network, intellectual property, and comprehensive feature set. We believe that this combination not only differentiates us from our competitors but also solidifies our commitment to extending the benefits of our technology to every infant.

Our competition spans from established players to emerging innovators in the space, including:

- VTech: Known for its extensive range of sound and video monitors, VTech is a significant player in the baby monitor market.
- Nanit: Offers a unique proposition with its video monitor and integrated breathing wrap wearable.
- Masimo: Primarily focused on patient monitoring solutions for hospital and clinical settings, Masimo has ventured into consumer health with technologies adaptable for home use.
- Hubble: Delivers a variety of sound and video monitors, including options with wearable health monitoring capabilities, expanding the choices available to parents.

We expect the industry in which we operate will continue to evolve and may be significantly affected by new product introductions and other market activities of industry participants. Certain potential competitors have substantially greater capital resources, larger product portfolios, larger user bases, larger sales forces and greater geographic presence, and have built relationships with retailers and distributors that may be more effective than ours. Our products and services face additional competition from companies developing products and services for use with third-party monitoring systems, as well as from companies that currently market similar products and services of their own, and may face further pressure from technology companies that have not historically operated in our industry.

Continuing technological advances and new product introductions within the home-use childcare electronics, medical monitoring and service industry place our products and services at risk of obsolescence. Our long-term success depends upon the development and successful commercialization of new products and services, new or improved technologies and additional applications for our existing technologies, including products or applications that may be subject to the oversight of the FDA or comparable foreign regulatory authorities and could require marketing authorization by the FDA or similar approval, clearance, authorization or certification from comparable foreign regulatory authorities or notified bodies. The research and development process is time-consuming and costly and may not result in products and services or applications that we can successfully commercialize.

We believe that the primary competitive factors in our market are:

- product quality and performance, including the size, quality, comfort, battery life, reliability, connectivity of the device to the application and/or monitor, and accuracy of our data provided to customers;
- FDA marketing authorizations and similar foreign regulatory authorities marketing authorizations and notified bodies certifications;
- customer purchasing experience;
- pricing;
- product support and service;
- effective marketing and education;
- brand recognition;
- breadth and depth of offerings;
- greater market penetration;
- technological innovation, product enhancements and speed of innovation; and
- sales and distribution capabilities.

We believe our ability to continue to compete effectively in our industry will also depend in part on our ability to respond more quickly and effectively than our peers to new or changing opportunities, technologies, regulatory standards or customer requirements. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and distribution strategies and as new companies enter the market with new technologies and distribution strategies. With our recent 510(k) clearance and de novo authorization, competitors will also have the benefit of using our devices as predicate devices in their own regulatory clearance pursuits. Increased competition in the future could adversely affect our revenue, revenue growth rate, margins and market share.

We believe that Owlet's pioneering spirit and commitment to innovation have not only established us as a leader in infant health monitoring but also as a trusted partner for parents worldwide, aiming to enhance the safety and well-being of every baby. As we pursue additional marketing authorizations from applicable regulatory authorities and certification from notified bodies, we believe Owlet could be positioned as a category leader with significant competitive barriers.

Research and Development

We are committed to ongoing research and development to create new products and improve the design, operation, and quality of existing products. Our research and development organization includes individuals with expertise in fields including engineering, product design, clinical science, consumer electronics, healthcare technologies and embedded software design. Our technical capabilities and commitment to innovation have allowed us to deliver significant product enhancements on a rapid development timeline. In 2023, we developed software enhancements for our FDA authorized medical devices, BabySat and Dream Sock with Health Notifications. From designing innovative and groundbreaking products to employing sophisticated software with proprietary algorithms and backend support, we believe we have built a strong competitive moat and early-mover advantage over potential competition in the connected nursery field. We also have the benefit of a vast infant data set obtained in the consumer setting which leads to stronger insights and allows us to develop better products and services, which we believe in turn leads to happier users and drives product purchases.

Our current research and development efforts are focused on enhancing the customer experience of our existing products, while supporting commercialization of our medical devices. These efforts may include pursuing development of expanded indications for our medical devices, such as expanded intended populations, that could include infants less than one month old, as well as developing new ways to deliver information that parents and caregivers value in their user experiences.

Harnessing the pediatric data set we have accumulated presents an opportunity to positively impact infant care and advance medical knowledge. Through strategic collaboration with healthcare professionals, establishment of clinical research initiatives, and innovative service offerings, we can leverage this wealth of information to enhance the well-being of infants and their families.

Integrating our findings into new service offerings represents the next frontier in infant care innovation. By leveraging subscription-based models, we can provide families with access to valuable insights, personalized recommendations, and ongoing support tailored to their child's developmental journey and empower parents to make informed decisions and nurture their child's health and well-being with confidence.

Regulatory Interactions

In October 2021, we received a Warning Letter from the FDA regarding the health notifications then provided with our Smart Sock that led Owlet to cease the distribution of the Smart Sock in the U.S. Since our Warning Letter, we have cooperated with and have worked diligently to seek marketing authorizations for our products with medical device functionality. In 2023, Owlet reached an important inflection point from a pioneer in the consumer-facing, in-home, digital health smart baby monitoring industry to a company that received two innovative regulatory authorizations from the FDA for its products. In June 2023, Owlet received a clearance of a premarket notification submitted to FDA pursuant to Section 510(k) of the Federal Food, Drug and Cosmetic Act ("510(k) clearance") for its prescription-required pulse oximeter device, BabySat, which is indicated for spot-checking and/or continuous monitoring of certain well-perfused infants in the home environment. In November 2023, Owlet then received a first-of-its kind, de novo authorization from the FDA for the Dream Sock, enabling both displays of a baby's live health readings, including pulse rate and oxygen saturation level, and as well as Health Notifications, which will alert caregivers with lights and alarm sounds if their infant's readings fall outside of preset ranges. These notifications and associated data can be used to supplement the decision by caregivers to seek additional guidance for medical care of the infant and provide more helpful data in those moments. The FDA's marketing authorizations for both BabySat and Dream Sock are significant foundational breakthroughs in our journey to bring care to the home and empower parents, to signify not only our commitment to innovation in the infant health category, but more importantly, our dedication to helping ensure the health and well-being of every baby. These clearances transform Owlet from solely a consumer technology company into a medical device company.

After Owlet received 510(k) clearance for its prescription-required pulse oximeter device, BabySat, which is indicated for spot-checking and/or continuous monitoring of certain well-perfused infants in the home environment, Owlet has been preparing for the United States launch of this FDA-cleared pulse-oximetry technology incorporating our advanced, wire-free and consumer-adopted sock design. The BabySat device, which requires a physician's or providers prescription, allows Owlet to enter the medical and healthcare markets and compete with traditional hospital dispensed medical devices. BabySat is designed to be able to be utilized by various telehealth platforms and is designed specifically for babies with diagnosed illnesses and health conditions. The device uses pulse oximetry technology and is intended to be prescribed by physicians to assist with the in-home monitoring of babies under a physician's care. The device is designed to provide alerts to parents when their baby's heart rate or oxygen saturation level (or SpO2) does not fall within prescribed ranges. We believe BabySat provides significant advantages to the large, wired hospital monitoring technologies on the market today with its wireless, wearable form factor and cloud connected data integration designed for home use.

While our existing primary market is the United States, we intend to continue to expand into international and new geographic markets. We have been working with our notified body, BSI, on obtaining CE Marking in the European Union for our Dream Sock with our medical device functionality. After expanding our international reach in 2022 with our legacy Smart Sock product, in key regions such as Europe and Australia. As our retail penetration increases and brand awareness grows outside of the United States, we intend to further leverage retail channels and locations to ensure efficient and strategic global customer acquisition in key markets in the future.

Government Regulation

Certain of our products or their features and our operations are subject to regulation by the U.S. Food and Drug Administration, or FDA, and other federal and state authorities in the U.S., as well as comparable authorities in foreign jurisdictions.

U.S. Regulation

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the U.S. requires either FDA clearance of a premarket notification submitted under Section 510(k) of the Federal Food, Drug, and Cosmetic Act ("FDCA"), or approval of a premarket approval application, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA's General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA's General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA's permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA's premarket notification and clearance process in order to be commercially distributed.

510(k) Clearance Marketing Pathway

To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is "substantially equivalent" to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA's 510(k) clearance process usually takes from three to twelve months but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is "not substantially equivalent" to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the "*de novo*" process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until such marketing authorization has been granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the "Request for Evaluation of Automatic Class III Designation," or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA's review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel's recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers' or suppliers' manufacturing facility or facilities to ensure compliance with the QSR.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

Clinical Trials

Clinical trials are almost always required to support a PMA and de novo classification and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA's investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a "significant risk" to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials.

A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may impose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and complying with labeling and record-keeping requirements. In some cases, an IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

- establishment registration and device listing with the FDA;
- QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
- labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of "off-label" uses of cleared or approved products;
- requirements related to promotional activities;
- clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

- medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

- correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

- the FDA's recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

- post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled and unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or approval, or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

- warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

- recalls, withdrawals, or administrative detention or seizure of our products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;

- withdrawing 510(k) clearances or PMA approvals that have already been granted;

- refusal to grant export approvals for our products; or

- criminal prosecution.

Low Risk General Wellness Products

The FDA has established a compliance policy for certain products that may fall within the definition of a medical device, but that are intended for only "general wellness use" and present a low risk to the safety of users and other persons. The FDA defines a "general wellness use" to be (i) an intended use that relates to maintaining or encouraging a general state of health or a healthy activity, or (ii) an intended use that relates the role of healthy lifestyle with helping to reduce the risk or impact of certain chronic diseases or conditions and where it is well understood and accepted that healthy lifestyle choices may play an important role in health outcomes for the disease or condition. For example, the FDA identifies sleep management – such as a product intended to track sleep trends – as an intended use of a product that falls within a general wellness use, provided that the product claims do not make reference to any diseases or conditions. Specifically, the FDA has issued guidance explaining that for such low-risk products, FDA does not intend to examine whether the product constitutes a medical device, and if the product is a medical device, whether the product complies with the premarket review and post-market regulatory requirements of the FDCA. As such, if a medical device falls within the definition of a "low risk general wellness product," the product may nevertheless be subject to enforcement discretion under the FDA's compliance policy for such products, meaning that the FDA will not enforce its medical device authorities with respect to that product.

Foreign Government Regulation

In addition to U.S. regulations, we are subject to a variety of foreign government regulations applicable to general consumer products and medical devices.

Regulation of General Consumer Products in the European Union

In the European Union ("EU"), consumer products must comply with the General Product Safety Directive No 2001/95/EC. This Directive covers all products intended for consumers or likely to be used by consumers, placed onto the EU market, unless a specific product safety regulation applies. The General Product Safety Directive provides safety and conformity requirements as well as post-market surveillance obligations for manufacturers and importers. Manufacturers must undertake and document a conformity assessment that covers the risks and risk categories associated with the product. The recommended method of undertaking such an assessment is through the application of voluntary European Harmonized Standards, but other options are available, such as using European Commission guidelines and using product safety codes of good practice. The required conformity assessment consists of a self-assessment with no requirement to involve a third party. Manufacturers also have the obligation to report to the national competent authorities of the different EU member states any risks to the consumer that are incompatible with the general safety requirements. The Directive further imposes other obligations such as collecting information related to use of products after they have been made available to consumers.

Additional regulations may apply to our products and impose further requirements, including the possible application of EU Regulation No 1007/2011 on textile products, which imposes specific labeling and marking requirements. In addition, we may also need to comply with requirements set forth by RoHs Directive No 2011/65/EU, which imposes specific restrictions on the use of hazardous substances in electrical and electronic equipment, and/or the Registration, Evaluation, Authorization, and Restriction of Chemicals ("REACH") Regulation (EU) No 1907/2006, which restricts substances of very high concern and imposes substance registration requirements.

Contrary to EU regulations (which are directly applicable in all EU member states), directives must be implemented by individual member states and may be applied in a way that is not always uniform across the EU. In addition, member states determine the penalties applicable to infringements of the national provisions adopted pursuant to the General Product Safety Directive and other directives and shall take all measures necessary to ensure that they are implemented. Additional national requirements may be applicable to our products, as well.

The advertising and promotion of consumer products is subject to EU directives concerning misleading and comparative advertising and unfair commercial practices and specific EU member state legislation governing the advertising and promotion of these products.

The aforementioned EU rules are generally applicable in the European Economic Area (EEA) which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Regulation of Medical Devices in the European Union

The EU has adopted specific directives and regulations regulating the design, manufacture, clinical investigations, conformity assessment, labeling and adverse event reporting for medical devices. Until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC (the EU Medical Devices Directive), which has been repealed and replaced by Regulation (EU) No 2017/745 (the EU Medical Devices Regulation). Unlike the EU Medical Devices Directive, the EU Medical Devices Regulation is directly applicable in all EU member states without the need for member states to implement it into national law.

In the EU, there is currently no premarket government review of medical devices. However, all medical devices placed on the market in the EU must meet the relevant general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. The medical device must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the general safety and performance requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that general safety and performance requirement.

Compliance with the general safety and performance requirements of the EU Medical Devices Regulation is a prerequisite for European Conformity Marking (CE mark) without which medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility or metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product's technical dossiers and the manufacturer's quality system (notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

The EU Medical Devices Regulation requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to the European Database for Medical Devices ("EUDAMED"), unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier (UDI) database. These new requirements aim at ensuring better identification and traceability of the devices. Each device – and as applicable, each package – will have a UDI composed of two parts: a device identifier (UDI-DI) specific to a device, and a production identifier (UDI-PI) to identify the unit producing the device. Manufacturers are also notably responsible for entering the necessary data on EUDAMED, which includes the UDI database, and for keeping it up to date. The obligations for registration in EUDAMED will become applicable at a later date (as EUDAMED is not yet fully functional). Until EUDAMED is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply for the purpose of meeting the obligations laid down in the provisions regarding exchange of information, including, and in particular, information regarding registration of devices and economic operators.

All manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system which has been reinforced by the EU Medical Devices Regulation. Under this system, serious incidents and Field Safety Corrective Actions (FSCAs) must be reported to the relevant authorities of the EU member states. These reports will have to be submitted through EUDAMED – once functional – and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed. Until EUDAMED is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply. Manufacturers are required to take FSCAs, which are defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. A serious incident is any malfunction or deterioration in the characteristics or performance of a device on the market (e.g., inadequacy in the information supplied by the manufacturer, undesirable side-effect), which, directly or indirectly, might lead to either the death or serious deterioration of the health of a patient, user, or other persons, or to a serious public health threat. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices. For similar serious incidents that occur with the same device or device type and for which the root cause has been identified or a FSCA implemented or where the incidents are common and well documented, manufacturers may provide periodic summary reports instead of individual serious incident reports.

The advertising and promotion of medical devices is subject to some general principles set forth in EU legislation. According to the EU Medical Devices Regulation, only devices that are CE marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example, requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at a national level. EU member states' laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

Many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national "Sunshine Acts" which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the U.S., on medical device manufacturers. Certain countries also mandate implementation of commercial compliance programs. The aforementioned EU rules are generally applicable in the EEA.

In the EU, regulatory authorities have the power to carry out announced and, if necessary, unannounced inspections of companies, as well as suppliers and/or sub-contractors and, where necessary, the facilities of professional users. Failure to comply with regulatory requirements (as applicable) could require time and resources to respond to the regulatory authorities' observations and to implement corrective and preventive actions, as appropriate. Regulatory authorities have broad compliance and enforcement powers and if such issues cannot be resolved to their satisfaction can take a variety of actions, including untitled or warning letters, fines, consent decrees, injunctions, or civil or criminal penalties.

Brexit and Regulation of Medical Devices in the United Kingdom

Since the end of the Brexit transition period on January 1, 2021, Great Britain (England, Scotland and Wales) has not been directly subject to EU laws, however under the terms of the Protocol on Ireland/Northern Ireland, EU laws generally apply to Northern Ireland. On February 27, 2023, the United Kingdom (UK) Government and the European Commission reached a political agreement on the "Windsor Agreement" which will amend the Protocol on Ireland/Northern Ireland in order to address some of the perceived shortcomings in its operation. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the EU will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

The EU laws that have been transposed into UK law through secondary legislation remain applicable in Great Britain, however, new legislation such as the EU Medical Devices Regulation is not applicable in Great Britain.

The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favor of the Secretary of State or an 'appropriate authority' to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.

The EU-UK Trade and Cooperation Agreement (TCA) came into effect on January 1, 2021. The TCA does not specifically refer to medical devices but does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the "rules of origin" criteria will need to be reviewed.

Since January 1, 2021, the Medicines and Healthcare Products Regulatory Agency (MHRA) has become the sovereign regulatory authority responsible for Great Britain. New regulations require all medical devices to be registered with the MHRA, and since January 1, 2022, manufacturers based outside the UK have been required to appoint a UK responsible person that has a registered place of business in the UK to register devices with the MHRA.

On June 26, 2022, the MHRA published its response to a 10-week consultation on the post-Brexit regulatory framework for medical devices. The MHRA seeks to amend the UK Medical Devices Regulations 2002 (which are based on EU legislation, primarily the EU Medical Devices Directive and the EU In Vitro Diagnostic Medical Devices Directive), in particular to create a new access pathway to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform medical devices regulation and foster sustainability through the reuse and remanufacture of medical devices. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but the Government has recently confirmed that this date has been postponed until July 2025. Devices which have valid a valid certificate issued by EU notified bodies under the EU Medical Devices Regulation (or EU Medical Devices Directive) are subject to transitional arrangements. The UK Government has introduced legislation that provides that CE-marked medical devices may be placed on the Great Britain market on the following timelines:

- general medical devices compliant with the EU Medical Devices Directive or EU active implantable medical devices directive with a valid declaration and CE marking can be placed on the Great Britain market up until the sooner of expiry of the certificate or June 30, 2028; and
- general medical devices, including custom-made devices, compliant with the EU Medical Devices Regulation can be placed on the Great Britain market up until June 30, 2030.

Following these transitional periods, it is anticipated that all medical devices will require a UK Conformity Assessed ("UKCA") mark in order to be placed on the market in Great Britain. Manufacturers may choose to use the UKCA mark on a voluntary basis prior to entry of the new regulations on July 1, 2025. However, from July 2025, products that do not have existing and valid certification under the EU Medical Devices Directive or EU Medical Devices Regulation and, therefore, are not subject to the transitional arrangements will be required to carry the UKCA mark if they are to be sold into the market in Great Britain. For products to be sold into the market in Northern Ireland, CE marking will continue to be recognized as a result of the Northern Ireland Protocol implemented following the UK's exit from the EU. UKCA marking will not be recognized in the EU. Following the transitional period, compliance with the UK regulations will be a prerequisite to be able to affix the UKCA mark to our products, without which they cannot be sold or marketed in Great Britain.

Under the terms of the Ireland/Northern Ireland Protocol, Northern Ireland follows EU rules on medical devices, including the EU Medical Devices Regulation, and medical devices marketed in Northern Ireland require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark is required before placing the device on the market in Northern Ireland. Alternatively, if a UK approved body conducts such assessment, a 'UKNI' mark is applied and the device may only be placed on the market in Northern Ireland and not the EU.

Other Foreign Regulations

Similarly, we are subject to regulations and product registration requirements in many foreign countries in which we may sell our products, including in the areas of:

- design, development, manufacturing, and testing;
- product standards;
- product safety;
- product safety reporting;
- marketing, sales, and distribution;
- packaging and storage requirements;
- labeling requirements;
- content and language of instructions for use;
- record keeping procedures;
- advertising and promotion;
- recalls and field corrective actions;
- import and export restrictions; and
- tariff regulations, duties, and tax requirements;

We may also become subject to the following additional requirements in many foreign countries in which we may sell future medical devices, including in the areas of:

- clinical testing;
- post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;
- registration for reimbursement; and
- necessity of testing performed in country by distributors for licensees.

Other Healthcare Laws and Regulations

Other Healthcare Laws

Medical device manufacturers are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business and may constrain the financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval or certification. Such laws include, without limitation, federal and state anti-kickback, fraud and abuse, false claims, and physician and other healthcare provider payment transparency laws and regulations. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal, state, and foreign healthcare programs and imprisonment.

Coverage and Reimbursement

With respect to our current products, including the Dream Sock and Owlet Cam, we utilize a direct-to-consumer model where consumers purchase our products directly from us or one of our retailers. Currently, these products are not covered or reimbursed by any third-party payor. We are actively developing a strategy to enable healthcare providers to obtain reimbursement for products for which we successfully obtain FDA authorization or similar authorization or certification in foreign jurisdictions, including BabySat, or the services associated with such products. However, this new strategy may not be successful as payors may even refuse to provide coverage and reimbursement for these products.

Sales of any product that we may develop and for which we may obtain marketing authorization or certification from the FDA and/or comparable foreign regulatory authorities or notified bodies depend, in part, on the extent to which such product or services associated with such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product or services associated with such product by third-party payors. Even though a new product may have been cleared or otherwise authorized, or certified for commercial distribution by the FDA, foreign regulatory authorities or notified bodies, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors.

Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical devices and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover the product or the services associated with the product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Healthcare Fraud and Abuse

Federal and state governmental agencies and equivalent foreign authorities subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. These laws constrain the sales, marketing and other promotional activities of medical device manufacturers by limiting the kinds of financial arrangements we may have with hospitals, physicians and other potential purchasers and prescribers of our products. Federal healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursable under Medicare, Medicaid, or other federally funded healthcare programs. The laws that may affect our ability to operate include:

• the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, arrangement for, or recommendation of, items or services for which payment may be made, in whole or in part, under federal healthcare programs, such as the Medicare and Medicaid programs. The term "remuneration" has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of, or a specific intent to violate, the law;

• the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of government funds; knowingly making, using, or causing to be made or used, a false record or statement to get a false claim paid or to avoid, decrease, or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Actions under the False Claims Act may be brought by the government or as a qui tam action by a private individual in the name of the government and to share in any monetary recovery.

There are also criminal penalties for making or presenting a false or fictitious or fraudulent claim to the federal government;

• the federal Health Insurance Portability and Accountability Act of 1996, which imposes criminal and civil liability for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program including private third-party payors, or knowingly and willfully falsifying, concealing, or covering up a material fact or making a materially false, fictitious, or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items, or services;

• the federal Physician Payment Sunshine Act, implemented by the Centers for Medicare & Medicaid Services ("CMS") as the Open Payments program, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the CMS, information related to payments and other "transfers of value" made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (including physician assistants and nurse practitioners), and teaching hospitals, and requires applicable manufacturers to report annually to CMS ownership and investment interests held by physicians and their immediate family members and payments or other "transfers of value" to such physician owners;

• analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers and patients; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state beneficiary inducement laws, and state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

If we or our employees are found to have violated any of the above laws we may be subject to significant administrative, civil and criminal penalties, including imprisonment, exclusion from participation in federal health care programs, such as Medicare and Medicaid, significant fines, monetary penalties and damages, the restructuring or curtailment of our operations, imposition of compliance obligations and monitoring, and damage to our reputation.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the U.S., numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Anti-Bribery and Corruption Laws

We may also be subject to similar anti-corruption legislation implemented in Europe through EU Member State laws and under the Organization for Economic Co-operation and Development's Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

Intellectual Property

Since inception, we have been methodical around our intellectual property strategy. We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of February 1, 2024, we had 58 issued patents (with numerous others pending) and 44 registered trademarks. Our patents include utility patents covering technology ranging from placement of electrodes to the base of the baby monitor. We have foreign patents and patent applications pending in the EU, Australia, Canada, China, and Thailand. Our issued patents with claims generally directed to an infant sock comprised of a sensing device in a sleeve in the sock and a strap are expected to expire in the U.S. and China in 2033. Our issued patents with claims generally directed to placement of fabric electrodes and assembly of such are each expected to expire in the U.S., the EU, Australia, China and Canada in 2038. Pending applications in the aforementioned countries will have expiration dates between 2034 and 2043. We continually review our development efforts to assess the existence and patentability of new intellectual property.

Our pending patent applications may not result in issued patents, and we cannot assure you that any current or subsequently issued patents will protect our intellectual property rights. Third parties may challenge certain patents issued to us as invalid, may independently develop similar or competing technologies or may design around any of our patents. We cannot be certain that any of the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights in these countries as fully as in the U.S.

Manufacturing

We rely on several third-party suppliers for single source components used in our devices, including the WiFi chips, microcontrollers, batteries, accelerometers, temperature sensors, plastics and circuit boards.

We follow strict quality guidelines, including a detailed risk-based audit plan following our ISO certified quality management system that dictates how often and to what degree we audit our suppliers. We check all quality, regulatory, and safety standards for products that our contract manufacturers make. We deploy a robust manufacturer and supplier selection process including site audits, tooling design and setup quotes, open book pricing, quality specifications, and vendor guides. The Smart Sock and Dream Sock are currently manufactured at ISO 13485 certified required to adhere to specific quality requirements in accordance with the International Medical Device Regulators Forum (IMDRF) and Medical Device Single Audit Program (MDSAP). We received ISO 13485 and MDSAP certifications, as we work to implement and maintain the requirements applicable to medical device manufacturer quality management systems. We believe that third-party facilities are adequate to meet our current and anticipated manufacturing needs. We do not currently plan to manufacture our products or any related components ourselves.

Manufacturing Services Agreement with Benchmark Electronics

In October 2017, we entered into a manufacturing services agreement with Benchmark Electronics, Inc. ("Benchmark"), pursuant to which Benchmark provides us certain manufacturing and related services for the production of our Sock Monitoring offerings out of its facilities in Thailand, including procuring materials and assembling and testing finished products.

The initial term of the agreement was one year and automatically extends for additional one-year periods until either we or Benchmark provide notice of non-renewal at least 90 days prior to the end of the then-current term or extension. Among other things, either party may terminate the agreement for convenience upon 90-day notice, in the case of Owlet, or 180 day notice, in the case of Benchmark, to the other party. Either party may also terminate the agreement under certain other customary conditions, including for uncured breaches of the agreement or if the other party if the other party materials breaches the agreement or in the event of the other party's insolvency.

In connection with the services provided under the agreement, we have agreed to indemnify Benchmark against certain claims, including infringement of third-party intellectual property rights and noncompliance of our products with safety or other regulations. We are also entitled to customary indemnification rights, subject to certain caps.

Manufacturing Services Agreement with Aoni

In June 2018, we entered into a manufacturing and supply agreement with Shenzhen Aoni Electronic Co., Ltd ("Aoni"), pursuant to which Aoni provides certain manufacturing and related services for the production of our Owlet Cam product, including procuring materials and assembling and packaging finished products.

Following the expiration of the initial term of the agreement in June 2019, we extended the agreement through June 2022. In April 2022, we further extended the agreement through June 2024. We have the right to terminate the agreement, without cause, upon six months' prior written notice to Aoni. Additionally, either party may terminate the agreement under certain other customary conditions, including for uncured breaches of the agreement or in the event of the other party's insolvency.

In connection with the services provided under the agreement, Aoni has agreed to indemnify us against certain claims and liabilities, including claims arising in connection with product defects, breach of the agreement, negligence and violations of applicable law.

Environmental Matters

Our operations, properties and products are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste and remediation of releases of hazardous materials. We believe, based on current information, that we are in material compliance with environmental laws and regulations applicable to us. However, our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials on our leased premises, as well as through disposal of our products, could cause us to incur substantial costs, including clean-up costs, personal injury and property damage claims, fines and penalties, costs to redesign our products or upgrade our facilities and legal costs, or require us to curtail our operations, any of which could seriously harm our business.

Human Capital Resources

As of December 31, 2023, we had 76 full-time employees. None of our employees is represented by a labor union, and we consider our employee relations to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

We believe our innovation and operational excellence stems directly from the diversity in our community and our common commitment to equity, inclusion, and equal access to healthcare. One cornerstone of our approach lies in our belief that every baby deserves access to monitoring, regardless of their background or circumstances. Through Owlet Cares, our advocacy initiative, we are dedicated to making a positive impact in the lives of babies and parents. We recognize that parenthood is a journey marked by diverse experiences, challenges, and joys. As such, we are dedicated to supporting all parents from a rich tapestry of backgrounds and perspectives. Diversity, equity and inclusion efforts are also part of our legal compliance considerations and we are committed to legally compliant methods for advancing these efforts.

Corporate Information

Owlet Baby Care Inc. was incorporated in Delaware on February 24, 2014 as a Delaware corporation. SBG was incorporated in Delaware on June 23, 2020. On July 15, 2021, SBG closed the Merger with Owlet Baby Care Inc. As a result of the Merger, Owlet Baby Care, Inc. became a wholly-owned subsidiary of SBG, and SBG changed its name to Owlet, Inc.

Available Information

Our website address is www.owletcare.com. The contents of, or information accessible through, our website are not part of this Annual Report on Form 10-K. We make our filings with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, as well as beneficial ownership filings available free of charge on our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC.

We may use our website as a distribution channel of material information about the Company. Financial and other important information regarding the Company is routinely posted on and accessible through the Investors sections of its website at https://investors.owletcare.com. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address under the "Resources" menu on the Investors section of our website at https://investors.owletcare.com.

The reference to our website address does not constitute incorporation by reference of the information contained on or available through our website, and you should not consider such information to be a part of this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Our business is subject to numerous risks and uncertainties that you should be aware of in evaluating our business. If any such risks and uncertainties actually occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. The risk factors described below should be read together with the other information set forth in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission ("SEC").

Risks Related to Our Business and Operations

We have a limited operating history.

We were organized in 2014 and began selling our Smart Sock in 2015, our Owlet Cam in 2018, and launched our Dream Sock in January 2022. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our operating results have fluctuated in the past, and we expect our future quarterly and annual operating results to fluctuate as we focus on increasing the demand for our products and services. We may need to make business decisions that could adversely affect our operating results, such as modifications to our pricing strategy, business structure or operations.

We have not been profitable to date, and operating losses could continue, which could materially and adversely affect our business, financial condition and results of operations, including our ability to continue as a going concern.

The success of our business depends on our ability to increase revenues to offset expenses. We experienced year over year revenue declines in 2022 compared to 2021, and since our inception, we have incurred recurring operating losses, generated negative cash flows from operations, and financed our operations principally through equity investments and borrowings. Those factors, coupled with our current cash balance and current debt obligations, raise substantial doubt as to our ability to continue as a going concern.

Any measures we undertake to address these financial conditions may not be successful. For example, we have undertaken cost-saving measures and implemented a company-wide restructuring program, which significantly reduced our employee headcount and is expected to reduce our operating spend and improve cost efficiency. These cost-saving and restructuring actions include reductions in consulting and outside services and marketing programs and prioritizations and sequencing of research and development projects.

Future profitability is difficult to predict with certainty, and failure to achieve profitability could materially and adversely affect our overall value and ability to obtain additional financing and capital. There can be no assurance that the Company will generate sufficient future cash flows from operations due to various potential factors, including but not limited to inflation, recession or decreased demand for our products. If our revenues further decrease from current levels, we may be unable to further reduce costs, or such cost reductions may limit our ability to pursue and implement strategic initiatives and grow revenues in the future. Also, there can be no assurance as to whether or when we will be able to obtain additional debt or equity financing on acceptable terms. Our ability to reduce operating expenses or raise capital from external sources, if at all, may have a material adverse effect on our business, financial condition and operating results.

We have experienced fluctuations in the growth of our business and anticipate this will continue. If we fail to manage our growth effectively, our business could be materially and adversely affected.

Prior to the receipt of the Warning Letter described below, we experienced rapid growth. For example, our revenue increased from $54.4 million for the nine months ended September 30, 2020 to $78.4 million for the nine months ended September 30, 2021, and the number of our full-time employees increased from 111 as of December 31, 2020 to 200 as of December 31, 2021. Following receipt of the Warning Letter, our revenue decreased from $75.8 million for the year ended December 31, 2021 to $69.2 million for the year ended December 31, 2022, and decreased to $54.0 million for the year ended December 31, 2023. Further, as part of a restructuring program implemented in the third quarter of 2022 to increase cost efficiencies across the organization, we commenced a workforce reduction of 74 employees, and as of December 31, 2022 the number of our full-time employees decreased to 106. As of December 31, 2023, the number of full-time employees was 76. We anticipate that fluctuations in the growth of our business will continue as we adapt our plans and strategies to changing business and macroeconomic conditions.

Fluctuations in our growth have placed significant demands on our management, financial, operational, technological and at the time of other resources, and we expect that such fluctuations will continue to place significant demands on our management and other resources and will require us to continue developing and improving our operational, financial and other internal controls. Any growth strategy that we may decide to execute will require that we:

- manage our commercial operations effectively;
- identify, recruit, retain, incentivize and integrate additional employees;
- provide adequate training and supervision to maintain our high-quality standards and preserve our culture and values;

- manage our internal development and operational efforts effectively while carrying out our contractual obligations to third parties; and

- continue to improve our operational, financial and management controls, reports systems and procedures.

Rapid growth and rapid contractions increase the challenges involved in addressing these goals in a cost-effective or timely manner, or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we also expect to continue to incur additional legal, accounting, and other expenses as a public company. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations, and financial condition would be adversely affected. Our failure to achieve or maintain profitability could negatively impact the value of our common stock and warrants.

We rely on the experience and expertise of our senior management team, other key officers, our engineers, marketing and field sales team and other highly skilled personnel.

We are highly dependent on our senior management, other key officers, our engineers, marketing and field sales team, and may be increasingly dependent on healthcare and clinical specialists for the sale of any medical devices we may market, if approved. We face significant competition for talent from other healthcare, technology and high-growth companies, which include both large enterprises and privately-held companies. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. In addition, we may not be able to hire new employees quickly enough to meet our needs and fluctuations in the price of our common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees.

In addition, we recruit professionals on a global basis and must comply with the immigration laws in the countries in which we operate, including the U.S. Some of our employees are working under Owlet-sponsored temporary work visas, including H1-B visas. Statutory law limits the number of new H1-B temporary work permit petitions that may be approved in a fiscal year. Furthermore, there is a possibility that the current U.S. immigration visa program may be significantly overhauled, and the number of H1-B visas available, as well as the process to obtain them, may be subject to significant change. Any resulting changes to this visa program could impact our ability to recruit, hire and retain qualified skilled personnel. If we are unable to obtain work visas in sufficient quantities or at a sufficient rate for a significant period of time, our business, operating results and financial condition could be adversely affected.

We will need to raise additional capital in the future in order to execute our strategic plan, which may not be available on terms acceptable to us, or at all.

We have experienced recurring losses from operations and negative cash flows from operations, and we expect to continue operating at a loss for the foreseeable future. As of December 31, 2023, we had an accumulated deficit of $255.7 million and cash and cash equivalents of $16.6 million. Year over year declines in revenue, our low, current cash balance, recurring operating losses, and negative cash flows from operations since inception raise substantial doubt about our ability to continue as a going concern within one year after the date that the accompanying consolidated financial statements are issued.

While we were able to announce the closing of a private equity offering in February 2023 which provided an infusion of capital of $30.0 million and we were able to amend our existing debt and line of credit held by Silicon Valley Bank, now a division of First Citizens Bank and Trust Company ("SVB"), as of March, 27, 2023, August 10, 2023, and November 13, 2023, we anticipate needing to raise additional capital to fund our future operations in order to remain as a going concern. There can be no assurance that we will be able to obtain additional funding on acceptable terms, if at all. To the extent that we raise additional capital through future equity offerings, the ownership interest of common stockholders will be diluted, which dilution may be significant. However, we cannot guarantee that we will be able to obtain any or sufficient additional funding or that such funding, if available, will be obtainable on terms satisfactory to us. Failure to secure additional funding may require us to modify, delay or abandon some of our planned future development, or to otherwise enact further operating cost reductions, which could have a material adverse effect on our business, operating results, financial condition and ability to achieve our intended business objectives.

Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price per share of our common stock, and it may be more difficult for us to obtain financing. If potential investors decline to participate in any future financings due to such concerns, our ability to increase our cash position may be limited. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

We have prepared our consolidated financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Our consolidated financial statements included in this Report do not include any adjustments to reflect the possible inability to continue as a going concern within one year after the date of the filing of this Report. If we are unable to continue as a going concern, you could lose all or part of your investment.

In addition, we maintain our cash in bank deposit accounts which, at times, exceed federally insured limits. As of December 31, 2023, we maintain the majority of our cash and cash equivalents in accounts with primarily SVB and Citibank, and exceeded federally insured limits. In March 2023, we worked closely with SVB during its announced reconstitution as a FDIC bridge bank and its sale to First Citizens Bank & Trust Company. SVB has publicly confirmed that its depositors will have access to their funds in this process and we have also recently completed an amendment to our Third Amended and Restated Loan and Security Agreement in order to have SVB waive certain events of default, defer payments and improve our access to borrowing on our line of credit. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

We will still need additional funding to fund our operations, but additional funds may not be available to us on acceptable terms on a timely basis, if at all. We may seek funds through borrowings or additional rounds of financing, including private or public equity or debt offerings, or by other means. Our future capital requirements will depend on many factors, including:

- the timing, receipt and amount of sales from our current and future products and services;
- the cost of manufacturing, either ourselves or through third party manufacturers, our products and services;
- the cost and timing of expanding our sales, marketing and distribution capabilities;
- the terms and timing of any other partnership, licensing and other arrangements that we may establish;
- the costs and timing of securing regulatory approvals or certifications;
- any product liability or other lawsuits related to our current or future products and services;
- the expenses needed to attract, hire and retain skilled personnel;
- the costs associated with being a public company;
- costs associated with any adverse market conditions or other macroeconomic factors;
- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and
- the extent to which we acquire or invest in businesses, products or technologies.

Additional funds may not be available to us on acceptable terms on a timely basis, if at all.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies, products or services that we would otherwise pursue on our own.

If any governmental authority or notified body were to require marketing authorization or similar certification for any product that we sell for which we have not obtained such marketing authorization or certification, we could be subject to regulatory enforcement actions and/or be required to cease selling or recall the product pending receipt of marketing authorization or similar certification from such other governmental authority or notified body, which can be a lengthy and time-consuming process, harm financial results and have long-term negative effects on our operations.

We currently sell the Smart Sock and Dream Sock in certain countries outside of the U.S., and we have not obtained any medical device marketing authorization, approval, or certification from any governmental authority or notified body, other than from the FDA for the Dream Sock and BabySat. In response to inquiries from the FDA and regulatory authorities in other jurisdictions regarding the marketing of the Smart Sock and Dream Sock (in the case of the FDA, prior to ceasing distribution of the Smart Sock and prior to our recent marketing authorization for the Dream Sock Health Notifications features), we have communicated our beliefs that such products are not medical devices that require medical device or similar marketing authorization or certification from such other regulatory authorities or notified bodies. However, certain regulatory authorities have expressed that they do not agree with that conclusion and in some instances have required us to obtain marketing authorization, such as a clearance or approval, or other certification to continue to sell the product.

For example, we have been marketing and selling Smart Sock in the United Kingdom ("UK"). The Medicines and Healthcare products Regulatory Agency ("MHRA"), the regulatory authority responsible for the United Kingdom ("UK") medical device market, has asserted that the Smart Sock requires certification by an approved body and subsequent registration as a medical device in the UK, but has indicated it will allow us to continue to market the Smart Sock in the UK while we are working towards that certification and registration until the end of 2022. We requested an extension to that grace period and have continued to communicate with MHRA to provide updates regarding our continuing efforts to obtain certification, including our submission in June 2023 to our UK approved body, i.e., an independent organization designated by the MHRA, for their review of Dream Sock with Health Notifications (to replace our marketing of the Smart Sock). The MHRA has responded to our communications but has not affirmatively extended the grace period for marketing Smart Sock. If the MHRA determines that we are not permitted to continue marketing Smart Sock notwithstanding our request to extend the grace period, we may have to cease distribution of the product in the UK and could be subject to enforcement action. Moreover, there is no assurance that we will be able to obtain in a timely manner the marketing authorization or certification for Dream Sock with Health Notifications, which we intend to market in the UK if and when registered.

In addition, Owlet has been corresponding with the Medical Devices Directorate, Canada's medical device regulatory authority within Health Canada, regarding the device classification requirements of the Smart Sock and Dream Sock. As a result of these exchanges, Owlet ceased selling and advertising the Smart Sock in Canada on December 10, 2021. We have, however, marketed and sold Dream Sock in Canada since January 2022. Health Canada, the regulatory authority responsible for the Canadian medical device market, initially asserted that the Dream Sock was a medical device that can no longer be sold in Canada unless a relevant license has been issued. In the second half of 2022, we responded with our position that the Dream Sock is not a medical device, and Health Canada has not affirmatively concluded that it agrees or disagrees with our position. If Health Canada does not agree with our position, we may be required to cease distribution of the product into the Canadian market and may be subject to enforcement action.

Obtaining authorization or certification to sell any of our products as medical devices is a time-consuming and costly process and we may be precluded from selling such products if we are required to obtain marketing authorization, such as a clearance or approval, or other certification. The path to market varies among international jurisdictions and may require additional or different product testing than required to obtain FDA marketing authorization. Certifications or marketing authorizations from one foreign regulatory authority or notified body does not ensure certification or marketing authorization by any other foreign regulatory authority or notified body or by the FDA. If we fail to receive necessary certifications or marketing authorizations to commercialize our products in any jurisdictions on a timely basis, or at all, or if we later lose such certifications or marketing authorizations, our business, financial condition and results of operations could be adversely affected. Furthermore, regulatory requirements may change from time to time, which could adversely affect our ability to market new products and services, or continue to market existing products and services. Moreover, even if granted, a marketing authorization or certification could require conditions to sale, such as a prescription requirement. If regulatory authorities require such marketing authorization, including clearance or approval, or other certifications for the products that we sell, we could be subject to regulatory enforcement action, time-consuming and costly marketing authorization and certification application processes, or required to cease selling or to recall the product in the corresponding jurisdiction pending receipt of such marketing authorization or certification. We also could be required to modify the product's functionality or limit our marketing claims for the product, whether or not we obtain such marketing authorization or other required certification. In any such event, our business could be substantially harmed.

Our products rely on mobile applications to function and we rely on Apple's App Store and the Google Play Store for distribution of our mobile applications.

Our products rely on the installation of our mobile applications to function properly. We develop mobile applications on Apple's iOS platform and Google's Android platform. Our customers download our mobile applications on Apple's App Store and the Google Play Store. The App Store and Google Play Store are controlled entirely by Apple and Google, respectively. Mobile applications on the iOS platform are subject to approval by Apple and mobile applications on the Android platform are subject to approval by Google. The terms and policies for maintenance of existing applications and the approval process of new applications are very broad and subject to interpretation and frequent changes, and Apple and Google have complete control over the approval or removal of each mobile application submitted to or offered on their respective platforms. If either Apple or Google changes its standard terms and conditions for maintaining or approving mobile applications in a way that is detrimental to us or decide to remove our mobile applications from their stores, it will be much more difficult or may not be possible for users to install the mobile applications and receive updates to the mobile applications, and our current or future products may cease to function as intended. Apple has informed us that it will remove our mobile applications from the App Store in any country in which any Owlet product requires marketing authorization or certification from any governmental authority or notified body. If Apple removes our applications from the App Store or Google removes our applications from the Google Play Store, our products would not function as intended, and we may be required to recall our products, issue refunds and accept returns, and we may be subject to costly litigation.

A substantial portion of our sales comes through a limited number of retailers.

Historically, we have relied on a limited number of retailers for a substantial portion of our total sales. For example, sales through our top three retail customers represented 46% of our revenue for the year ended December 31, 2022 and 55% for the year ended December 31, 2023. These retailers work with us on a non-exclusive basis. If we are unable to establish, maintain or grow these relationships over time, or if these relationships grow more slowly than we anticipate, we are likely to fail to recover these costs and our operating results will suffer. The loss of any significant retail customer, whether or not related to our business or our products or services, could have an impact on the growth rate of our revenue as we work to obtain new retail customers or replacement relationships. Contracts with retailers may typically be terminated or renegotiated before their term expires for various reasons, subject to certain conditions. For example, after a specified period, certain of our contracts are terminable for convenience by such retailers, subject to a notice period. Additionally, certain contracts may be terminated immediately by the retailer if we go bankrupt or if we fail to comply with certain specified laws. Any renegotiation of the commercial agreements may result in less favorable economic terms for us. Retailers may also consolidate their operations, reducing the overall number of locations in which they sell our products and services. Historically, we have had retail customers declare bankruptcy and stop operations, negatively affecting our sales and business. If regulatory actions such as the Warning Letter we received in October 2021 regarding the regulatory status of the Smart Sock are threatened or taken against us or our products, retailers may stop carrying and return our products. Such returns have had, and may have, a material adverse effect on our business, financial condition and results of operations.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including our retailers. Identifying retailers, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services. If we are unsuccessful in establishing, or maintaining or strengthening our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may suffer. Even if we are successful, these relationships may not result in increased customer use of our services or increased revenue.

Our distributors or retail customers may experience financial difficulties, and we may not be able to collect our receivables, which could materially or adversely affect our profitability, cash flows, working capital and business operations.

The timely collection of our receivables allows us to generate cash flows, provide working capital and continue our business operations. Our distributors and retail customers have in the past and may in the future experience financial difficulties for a number of reasons, such as macroeconomic or volatile market conditions, which could impact a distributor's or retailer's financial condition or cause its delay or failure to pay us. This could result in longer payment cycles, delay or default in payment or increased credit risk, which, in turn, could cause our cash collections to decrease and allowance for doubtful accounts to increase. While we may resort to alternative collection remedies or other methods to pursue claims with respect to receivables, these alternatives are expensive and time consuming, and successful collection is not guaranteed. Failure to collect our receivables or prevail on related claims could adversely affect our profitability, cash flows, working capital and business operations.

We are subject to risks associated with our distributors' and retailers' Owlet product inventories and sell-through to end consumers, which could adversely affect our revenues and results of operations.

Our distributors and retail customers typically stock and maintain their own inventories of Owlet products and sell a large portion of those products through to our end consumers. Substantially all of our revenues in 2022 were derived from product sales, and we recognize revenue when control of goods and services is transferred to customers, such as upon product shipment to our distributors and retailers.

In a given period, if these distributors and retailers are unable to sell an adequate amount of their Owlet product inventories, or if they decide to decrease or become unwilling to manage or sell their Owlet product inventories for any reason, our sales to and through these third parties could decline, which could result in lower sales volume or increased sales returns, excess inventory or inventory write-offs. Various factors could impact their ability or desire to sell their Owlet product inventories through to end consumers, including but not limited to economic conditions or downturns, pricing discounts or credits, marketing and promotion, customer incentives or other business arrangements. In addition, any deterioration in the financial condition of our distributors and retail customers could adversely impact the flow of our products to our consumers and thus our revenues and results of operations.

Defects or quality issues associated with our products could adversely affect the results of our operations.

The design, manufacture and marketing of medical devices involve certain inherent risks. Manufacturing or design defects, component failures, unapproved or improper use of our products, or inadequate disclosure of risks or other information relating to the use of our products can lead to injury or other serious adverse events. Such events have in the past and could in the future lead to recalls or safety alerts relating to our products (either voluntary or as required by the FDA or similar governmental authorities in other countries), and could result, in certain cases, in the removal of a product from the market. A recall could result in significant costs and lost sales and customers, enforcement actions and/or investigations by state and federal governments or other enforcement bodies, as well as negative publicity and damage to our reputation that could reduce future demand for our products. Personal injuries relating to the use of our products can also result in significant product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in obtaining marketing authorizations of new products or the imposition of post-market requirements.

We currently rely on a single manufacturer for the assembly of our Smart Sock and Dream Sock products and a single manufacturer for the assembly of our Owlet Cam. We will likely rely on single manufacturers for future products we may develop. If we encounter manufacturing problems or delays, we may be unable to promptly transition to alternative manufacturers and our ability to generate revenue will be limited.

We have no manufacturing capabilities of our own. We currently rely on a single manufacturer located in Thailand, Benchmark, for the manufacture of our Owlet Sock products. Additionally, we currently rely on a separate single manufacturer located in China, Shenzhen Aoni Electronic, for the manufacture of our Owlet Cam. We expect to rely on limited manufacturers for future products we may develop. For us to be successful, our contract manufacturers must be able to provide us with products in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. While our existing manufacturers have generally met our demand requirements on a timely basis in the past, their ability and willingness to continue to do so going forward may be limited for several reasons, including our relative importance as a customer of each manufacturer or their respective ability to provide assembly services to manufacture our products, which may be affected by the COVID-19 pandemic or other natural or man-made disasters. Earthquakes are of particular significance since our headquarters are located in an earthquake-prone area. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist or terrorist organizations, epidemics, communication failures, fire, floods and similar events. Certain of these events may be exacerbated by climate change; for more information, see our risk factor titled "We are subject to a series of risks regarding climate change." Furthermore, our manufacturing agreements can be terminated by our contract manufacturers without cause by giving us prior notice of six months or less. The facilities and the manufacturing equipment used to produce our products would be difficult to replace and could require substantial time to repair if significant damage were to result from any of these occurrences. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these manufactured products for any reason and we cannot obtain an acceptable substitute.

Any transition to a new contract manufacturer, or any transition of products between existing manufacturers, could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products, could require that we modify the design of our products, or could require clearance, or approval by the FDA, or similar clearances, approvals, or certifications from foreign regulatory authorities or notified bodies, depending on the nature of the product and the changes associated with the transition to the new manufacturer. If we are required to change a contract manufacturer, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. We may not be able to identify and engage alternative contract manufacturers on similar terms or without delay. Furthermore, our contract manufacturers could require us to move to a different production facility. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely and cost-effective manner, which could have a material adverse effect on our business, financial condition and results of operations.

The manufacture of our products is complex and requires the integration of a number of components from several sources of supply. Our contract manufacturers must manufacture and assemble these complex products in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Our products require significant expertise to manufacture, and our contract manufacturers may encounter difficulties in scaling up production of our products, including problems with quality control and assurance, component supply shortages, increased costs, shortages of qualified personnel, the long lead time required to develop additional facilities for purposes of testing our products or difficulties associated with compliance with local, state, federal and foreign regulatory requirements. Manufacturing or quality control problems may arise in connection with the scale-up of the manufacture of our products. If we are unable to obtain a sufficient supply of product, maintain control over product quality and cost or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand, and our business and reputation in the marketplace will suffer. Conversely, if demand for our products decreases, we may have excess inventory, which could result in inventory write-offs that would have a material adverse effect on our business, financial condition and results of operations. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

Our products must be manufactured in accordance with federal, state and foreign regulations, and we or any of our suppliers could be forced to recall products or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA's QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our manufacturers and suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA (or other regulatory authorities) requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or certifications; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA's (or foreign regulatory authorities' or notified bodies') refusal to grant pending or future clearances, certifications or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees.

Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

If we are unable to obtain key materials and components from sole or limited source suppliers, we will not be able to deliver our products to customers.

We are currently devoting substantial resources to the development of new or advanced products and services. However, we may not be able to complete development on a timely basis, or at all. In addition, some of our products and products in development are regulated by the FDA and foreign regulatory agencies as medical devices, which requires marketing authorization or similar certification from applicable regulatory authorities or notified bodies, including marketing authorization from the FDA, prior to commercialization. Our products and services, particularly those needing to meet FDA or other regulatory standards, may have higher manufacturing costs than legacy products and services, which could negatively impact our gross margins and operating results during these stages, without guarantees we will be able to successfully commercialize any such products.

If we successfully develop such products and services, we must still successfully manage their introductions to the market. Products and services that are not well-received by the market may lead to excess inventory and discounting of our existing products and services. Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs and the sale of inventory at discounted prices may affect our gross margin and could impair the strength of our brand. Reserves and write-downs for rebates, promotions and excess inventory are recorded based on our forecast of future demand. Actual future demand could be less than our forecast, which may result in additional reserves and write-downs in the future, or actual demand could be stronger than our forecast, which may result in increased shipping costs and a reduction to previously recorded reserves and write-downs in the future and increase the volatility of our operating results.

Introductions of new or advanced products and services could also adversely impact the sales of our existing products and services to consumers. For instance, the introduction or announcement of new or advanced products and services may shorten the life cycle of our existing products or reduce demand, thereby reducing any benefits of successful product or service introductions and potentially leading to challenges in managing write-downs or write-offs of inventory of existing products and services.

We have in the past experienced challenges managing the inventory of our products, which has led and may in the future lead to increased shipping costs for air freight in order to fulfill customer orders in a timely manner, which has affected our gross margin.

Adapting our production capacities to evolving patterns of demand is expensive, time-consuming and subject to significant uncertainties. We may not be able to adequately predict consumer trends and may be unable to adjust our production in a timely manner.

We market our products directly to consumers in the U.S. and a select number of international countries. If demand increases, we will be required to increase production proportionally. Adapting to changes in demand inherently lags behind the actual changes because it takes time to identify the change the market is undergoing and to implement any measures taken as a result. Finally, capacity adjustments are inherently risky because there is imperfect information, and market trends may rapidly intensify, ebb or even reverse. We have in the past not always been, and may in the future not be, able to accurately or timely predict trends in demand and consumer behavior or to take appropriate measures to mitigate risks and exploit opportunities resulting from such trends. Any inability in the future to identify or to adequately and effectively react to changes in demand could have a material adverse effect on our business, financial condition and results of operations.

Some of our products and services are in development or have been recently introduced into the market and may not achieve market acceptance, which could limit our growth and adversely affect our business, financial condition and results of operations.

Our portfolio of products and services continues to expand, and we are investing significant resources to enter into, and in some cases create, new markets for these products and services. We are continuing to invest in sales and marketing resources to achieve market acceptance of these products and services, but our technologies may not achieve general market acceptance. New products and services, such as the Dream Sock, may also fail to achieve the market acceptance that our existing products and services, such as the Smart Sock, have historically achieved.

The degree of market acceptance of these products and services will depend on a number of factors, including:

- perceived benefits from and safety of our products and services;
- perceived cost effectiveness of our products and services;
- our ability to obtain any required marketing authorizations or certifications for our products and services and the label requirements of any marketing authorizations or certifications we may obtain;
- coverage and reimbursement available through government and private healthcare programs for using some of our products and services; and
- introduction and acceptance of competing products and services or technologies.

If our products and services do not gain market acceptance or if our customers prefer our competitors' products and services, our potential revenue growth would be limited, which would adversely affect our business, financial condition and results of operations.

If we are unable to successfully develop and effectively manage the introduction of new products and services, our business may be adversely affected.

We must successfully manage introductions of new or advanced products, such as BabySat and Dream Sock with Health Notifications, and services, such as the development of our software platform. Development of new products and services requires the expenditure of considerable time and resources, but we may not be able to successfully develop and introduce such products on a timely basis, or at all. Products and services that are not well-received by the market may lead to excess inventory and discounting of our existing products and services. Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs and the sale of inventory at discounted prices, may affect our gross margin and could impair the strength of our brand. Reserves and write-downs for rebates, promotions and excess inventory are recorded based on our forecast of future demand. Actual future demand could be less than our forecast, which may result in additional reserves and write-downs in the future, or actual demand could be stronger than our forecast, which may result in increased shipping costs and a reduction to previously recorded reserves and write-downs in the future and increase the volatility of our operating results.

Introductions of new or advanced products and services could also adversely impact the sales of our existing products and services to consumers. For instance, the introduction or announcement of new or advanced products and services may shorten the life cycle of our existing products or reduce demand, thereby reducing any benefits of successful product or service introductions and potentially leading to challenges in managing write-downs or write-offs of inventory of existing products and services. In addition, some of our products are regulated by the FDA and foreign regulatory agencies as medical devices and require marketing authorization from the FDA and similar marketing authorization or certification from other applicable regulatory authorities or notified bodies prior to commercialization. New products, particularly those products needing to meet FDA or other regulatory requirements, may have higher manufacturing costs than legacy products, which could negatively impact our gross margins and operating results. Accordingly, if we fail to effectively manage introductions of new or advanced products and services, our business may be adversely affected.

We have in the past experienced challenges managing the inventory of our products, which has led and may in the future lead to increased shipping costs for air freight in order to fulfill customer orders in a timely manner, which has affected our gross margin and could impair the strength of our brand.

The size and expected growth of our addressable market has not been established with precision and may be smaller than we estimate.

Our estimates of the addressable market for our current products and services and future products and services are based on a number of internal and third-party estimates and assumptions, including birth rate, income levels and demographic profiles. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. In addition, the statements in this Report relating to, among other things, the expected growth in the market for baby products and services are based on a number of internal and third-party estimates and assumptions and may prove to be inaccurate. For example, although we expect that the number of births will continue to increase, those trends could shift and the number of births could decrease. Furthermore, even if the birth rate increases as we expect, technological or medical advances could provide alternatives to our products and services and reduce demand. As a result, our estimates of the addressable market for our current or future products and services may prove to be incorrect. If the actual number of consumers who would benefit from our products and services, the price at which we can sell future products and services or the addressable market for our products and services is smaller than we estimate, it could have a material adverse effect on our business, financial condition and results of operations.

We spend significant amounts on advertising and other marketing campaigns to acquire new customers, which may not be successful or cost effective.

We market our products and services through a mix of digital and traditional marketing channels. These include paid search, digital display advertising, email marketing, affiliate marketing, and select print advertising. We also leverage our database of prospects and customers to further drive customer acquisition and referrals. We spend significant amounts on advertising and other marketing campaigns to acquire new customers, and we expect our marketing expenses to increase in the future as we continue to spend significant amounts to acquire new customers and increase awareness of our products and services. While we seek to structure our marketing campaigns in the manner that we believe is most likely to encourage consumers to use our products and services, we may fail to identify marketing opportunities that satisfy our anticipated return on marketing spend as we scale our investments in marketing, accurately predict customer acquisition, or fully understand or estimate the conditions and behaviors that drive consumer behavior. Further, state, federal and foreign laws and regulations governing the privacy and security of personal information are evolving rapidly and could impact our ability to identify and market to potential and existing customers. If federal, state, local or foreign laws governing our marketing activities become more restrictive or are interpreted by governmental authorities to prohibit or limit these activities, our ability to attract new customers and retain customers would be affected and our business could be materially harmed. In addition, any failure, or perceived failure, by us, to comply with any federal, state, or foreign laws or regulations governing our marketing activities could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions against us by governmental entities, consumers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain marketing strategies. If any of our marketing campaigns prove less successful than anticipated in attracting new customers, we may not be able to adequately recover our marketing spend, and our rate of customer acquisition may fail to meet market expectations, either of which could have a material adverse effect on our business, financial condition and results of operations. Our marketing efforts may not result in increased sales of our products and services.

Further, web and mobile browser developers, such as Apple, Microsoft or Google, have implemented and may continue to implement changes, including requiring additional user permissions, in their browser or device operating system that impair our ability to measure and improve the effectiveness of advertising of our products and services. Such changes include limiting the use of first-party and third-party cookies and related tracking technologies, such as mobile advertising identifiers, and other changes that limit our ability to collect information that allows us to attribute consumer actions on advertisers' websites to the effectiveness of advertising campaigns run by us. For example, Apple launched its Intelligent Tracking Prevention ("ITP") feature in its Safari browser. ITP blocks some or all third-party cookies by default on mobile and desktop and ITP has become increasingly restrictive over time.

Apple's related Privacy-Preserving Ad Click attribution, intended to preserve some of the functionality lost with ITP, would limit cross-site and cross-device attribution, prevent measurement outside a narrowly-defined attribution window, and prevent ad re-targeting and optimization. Similarly, Google has announced that it plans to stop supporting third-party cookies in its Google Chrome browser by the end of 2024. Google has also put forth a new initiative called the Privacy Sandbox, which is meant to curtail improper tracking while continuing to allow ad targeting within Google Chrome. Under Google's Privacy Sandbox initiative, cookies will be replaced by five browser application programming interfaces ("APIs") that will allow advertisers to receive aggregated data without using cookies. Google Privacy Sandbox is still being developed, but if it is adopted, could require us to make changes to how we collect information on our consumers and our marketing activities. Further, Apple has implemented a framework called "App Tracking Transparency", which gives users of Apple products more control over the way their data is tracked in mobile applications, and requires mobile applications to ask users for permission if they would like to track activity across other companies' apps and websites via an iOS device's advertising identifier. This may also affect our ability to track consumer actions.

In addition, we believe that building a strong brand and developing and achieving broad awareness of our brand is critical to achieving market success. If any of our brand-building activities prove less successful than anticipated in attracting new customers, we may not be able to recover our brand-building spend, and our rate of customer acquisition may fail to meet market expectations, either of which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our brand-building efforts will result in increased sales of our products and services.

If we are unable to continue to drive consumers to our website, it could adversely affect our revenue.

Many consumers find our website, www.owletcare.com by searching for baby products and services through internet search engines or from word-of-mouth and personal recommendations. A critical factor in attracting visitors to our website is how prominently we are displayed in response to search queries. Accordingly, we use search engine marketing as a means to provide a significant portion of our customer acquisition. Search engine marketing includes both paid website visitor acquisition on a cost-per-click basis and visitor acquisition on an unpaid basis, often referred to as organic or algorithmic search.

One method we employ to acquire visitors via organic search is commonly known as search engine optimization ("SEO"). SEO involves developing our website in a way that enables the website to rank high for search queries for which our website's content may be relevant. We also rely heavily on favorable recommendations from our existing customers to help drive traffic to our website. If our website is listed less prominently or fails to appear in search result listings for any reason, it is likely that we will attract fewer visitors to our website, which could adversely affect our revenue.

Our success depends substantially on our reputation and brand.

Our success is dependent in large part upon our ability to maintain and enhance our reputation and brand. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to actions taken (or not taken) with respect to social, environmental, and community outreach initiatives, the personal conduct of individuals actually, or perceived to be associated, with our brand, and our growth or rebranding strategies. We are heavily dependent on customers who use our products and services, in particular our Smart Sock, to provide good reviews and word-of-mouth recommendations to contribute to the growth of our brand and reputation. Customers who are dissatisfied with their experiences with our products and services or services may post negative reviews. We may also be the subject of blog, forum or other media postings that include statements that create negative publicity. If the FDA or other regulatory body makes public any determination that any of our products is not in compliance with applicable requirements, such as occurred in the FDA's October 1, 2021 Warning Letter with respect to the Smart Sock, or takes some other public action such as issuing a public enforcement action or recommending or mandating a recall, customers may react negatively and stop purchasing or recommending our products or services, or may demand refunds. Any negative reviews or publicity, whether real or perceived, disseminated by word-of-mouth, by the general media, by electronic or social networking means or by other methods, could harm our reputation and brand and could severely diminish consumer confidence in our products and services.

Operations in international markets will expose us to additional business, political, regulatory, operational, financial and economic risks.

Further expanding our business to attract customers in countries other than the U.S. is a key element of our long-term business strategy. International operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions, and such exposure will increase as our international presence and activities increase. These risks include:

- the imposition of additional U.S. and foreign governmental controls or regulations;

- the imposition of costly and lengthy new export licensing requirements;

- the imposition of requirements to maintain data and the processing of that data on servers located within the U.S. or in foreign countries;

- a shortage of high-quality employees, sales people and distributors;

- the loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

- changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

- the imposition of new trade restrictions;

- the imposition of restrictions on the activities of foreign agents, representatives and distributors;

- compliance with or changes in foreign tax laws, regulations and requirements and economic and trade sanctions programs including, for example, the U.S., UK and EU sanctions relating to the Russian Federation, Ukraine and the Republic of Belarus initially implemented in February 2022;

- evolution in regulatory landscapes, such as on account of the UK leaving the EU, and uncertainties that arise from such evolution;

- pricing pressure;

- changes in foreign currency exchange rates;

- laws and business practices favoring local companies;

- political instability and actual or anticipated military or political conflicts;

- financial and civil unrest worldwide;

- outbreaks of illnesses, pandemics or other local or global health issues;

- natural or man-made disasters;

- the inability to collect amounts paid by foreign government customers to our appointed foreign agents;

- longer payment cycles, increased credit risk and different collection remedies with respect to receivables; and

- difficulties in enforcing or defending intellectual property rights.

In addition, we purchase a portion of our raw materials and components from international sources. The sale and shipment of our products and services across international borders, as well as the purchase of materials and components from international sources, subject us to extensive U.S. and foreign governmental trade regulations, including those related to conflict minerals. Compliance with such regulations is costly and we could be exposed to potentially significant penalties if we are found not to be in compliance with such regulations. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping, manufacturing and sales activities. Any material decrease in our international sales would adversely affect our business, financial condition and results of operations.

We face and expect to face increasing competition from other companies, many of which have substantially greater resources than we do. If we do not successfully develop and commercialize enhanced or new products and services that remain competitive with products and services or alternative technologies developed by others, we could lose revenue opportunities and customers, and our ability to grow our business would be impaired, adversely affecting our financial condition and results of operations.

We expect the industry in which we operate will continue to evolve and may be significantly affected by new product introductions and other market activities of industry participants. Certain potential competitors have substantially greater capital resources, larger product portfolios, larger user bases, larger sales forces and greater geographic presence, and have built relationships with retailers and distributors that may be more effective than ours. Our products and services face additional competition from companies developing products and services for use with third-party monitoring systems, as well as from companies that currently market similar products and services of their own and may face further pressure from technology companies that have not historically operated in our industry.

Continuing technological advances and new product introductions within the home-use childcare electronics and service industry place our products and services at risk of obsolescence. Our long-term success depends upon the development and successful commercialization of new products and services, new or improved technologies and additional applications for our existing technologies, including products or applications that may be subject to the oversight of the FDA or comparable foreign regulatory authorities and could require marketing authorization by the FDA or similar marketing authorization or certification from comparable foreign regulatory authorities or notified bodies. The research and development process is time-consuming and costly and may not result in products and services or applications that we can successfully commercialize.

If we do not successfully adapt and advance our products and services and applications, we could see increased competition from our competitors who use our medical devices as predicates. Because our products that are regulated as medical devices now have marketing authorizations from the FDA, one or more of our competitors may develop and obtain authorization for similar products that compete with ours. For example, in the U.S., using our marketing authorizations for BabySat and/or Dream Sock, our competitors may develop products that the FDA determines are substantially equivalent to our products and may use our products as predicate devices to obtain 510(k) clearances for their competing products.

We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings that, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations.

We are, and may in the future become, party to litigation, regulatory proceedings or other disputes. In general, claims made by or against us in disputes and other legal or regulatory proceedings can be expensive and time-consuming to bring or defend against, requiring us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. These potential claims may include but are not limited to personal injury and class action lawsuits, intellectual property claims and regulatory investigations relating to the advertising and promotional claims about our products and services and employee claims against us based on, among other things, discrimination, harassment or wrongful termination. Any one of these claims, even those without merit, may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. Any adverse determination against us in these proceedings, or even the allegations contained in the claims, regardless of whether they are ultimately found to be without merit, may also result in settlements, injunctions or damages that could have a material adverse effect on our business, financial condition and results of operations.

Additionally, in the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. In November 2021, two putative class action complaints were filed against us in the U.S. District Court for the Central District of California. Both complaints alleged violations of the Exchange Act against the Company and certain of our officers and directors on behalf of a putative class of investors who: (a) purchased the Company's common stock between March 31, 2021 and October 4, 2021 ("Section 10(b) Claims"); or (b) held common stock in SBG as of June 1, 2021, and were eligible to vote at SBG's special meeting held on July 14, 2021 ("Section 14(a) Claims"). Both complaints allege, among other things, that we and certain of our officers and directors made false and/or misleading statements and failed to disclose certain information regarding the FDA's likely classification of the Owlet Smart Sock as a medical device requiring marketing authorization. On September 8, 2023, the Court ruled that while the two cases were consolidated, there would be two distinct and separate classes to represent the Section 10(b) Claims and Section 14(a) Claims, respectively, and appointed lead plaintiffs and lead counsel. An amended complaint was filed for both classes on November 21, 2023, and then further amended and consolidated filings by the plaintiffs' counsel on December 22, 2023. The Company intends to vigorously defend itself against these claims and filed on February 9, 2024 motions to dismiss the cases in response to these complaints, on behalf of itself and the named officers and directors. These lawsuits and any future lawsuits to which we may become a party are subject to inherent uncertainties and will likely be expensive and time-consuming to investigate, defend and resolve. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, or we may decide to settle this or other lawsuits on similarly unfavorable terms, which could have a material adverse effect on our business, financial condition, results of operations or stock price.

Our business and operations may suffer in the event of IT system failures, cyberattacks or deficiencies in our cybersecurity.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on IT systems and infrastructure, including those of third-party service providers we rely on, to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information of customers and our employees and contractors. However, our IT systems and those of our those of our users, customers, partners, suppliers and third-party service providers are vulnerable to numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT systems and data, including from computer viruses and malware (e.g. ransomware), malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, employee theft or misuse, human or technological error, fraud, denial or degradation of service attacks, as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. Attacks upon IT systems are also increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. For example, we have been and in the future may be the target of phishing and other scams and attacks. We have not always been successful in detecting these attacks, and while we have not experienced any significant loss or material expense as a result of these cybersecurity attacks or other information security breaches, there can be no assurance that we will not suffer additional attacks or incur material financial consequences or expense in the future. As a result of the continued hybrid work environment, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

Cybersecurity attacks in particular are evolving and because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information, and there can be no assurance that our protective measures will prevent or detect security breaches that could have a significant impact on our business, reputation, financial condition and results of operations.

If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations due to a loss of our trade secrets and confidential information, negative publicity and damage to our reputation, loss of customers, loss of or delay in market acceptance of our products and services, loss of competitive position, loss of revenue or liability for damages or other similar disruptions. Depending on the nature of the attack, a successful attack may also bring into question our internal control over financial reporting. If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws. Any security compromise affecting us, our customers, partners, suppliers, third-party service providers or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. Furthermore, federal, state and international laws and regulations can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties, fines and significant legal liability, if our IT security efforts fail. We may also be exposed to a risk of loss or litigation and potential liability and costs including, significant incident response, system restoration or remediation and future compliance costs, which could materially and adversely affect our business, results of operations or financial condition. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Our ability to effectively manage and maintain our internal business information, and to ship products and provide services to customers and invoice them on a timely basis, depends significantly on our enterprise resource planning system and other IT systems. Portions of our IT systems may experience interruptions, delays or cessations of service or produce errors in connection with ongoing systems implementation work. In addition, interfaces between our products and services and our customers' computer networks could provide additional opportunities for cybersecurity attacks on us and our customers. The failure of these systems to operate or integrate effectively with other internal, customer, supplier or third-party service provider systems and to protect the underlying IT system and data integrity, including from cyberattacks, intrusions or other breaches or unauthorized access of these systems, or any failure by us to remediate any such attacks or breaches, may also result in damage to our reputation or competitiveness, delays in product fulfillment and reduced efficiency of our operations, and could require significant capital investments to remediate any such failure, problem or breach, all of which could adversely affect our business, financial condition and results of operations. Further, our insurance coverage may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

Any disruption of service at our third-party data and call centers or other cloud infrastructure services could interrupt or delay our ability to deliver our services to our customers.

Because our products and services are used by caregivers to monitor infants, it is critical that our products and services be accessible without interruption or degradation of performance. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them. Sustained or repeated system failures would reduce the attractiveness of our products or services to customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our products and services.

We currently host our products and services, serve our customers and support our operations in the U.S. primarily from third-party data and call centers and other cloud-based services. For example, we rely on cloud services and bespoke software services provided by Ayla Networks for our Dream Sock and Smart Sock products to support the transfer of data to the cloud and back to us and the user. Additionally, we rely on the data transfer services of ThroughTek to enable video viewing access for the Owlet Cam. We do not have control over the operations of the services or the facilities of any of those providers. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. Certain of these events may be exacerbated by climate change; for more information, see our risk factor titled "We are subject to a series of risks regarding climate change." The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our services. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. We may not be able to easily switch our cloud operations to another cloud provider if there are disruptions or interference with such providers.

None of our third-party cloud-based providers has an obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with these providers on commercially reasonable terms, if our agreements with our providers are prematurely terminated, or if in the future we add additional cloud-based providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new providers. If these providers were to increase the cost of their services, we may have to increase the price of our products and services, and our operating results may be materially adversely affected.

We are subject to a number of risks related to the credit extended by our manufacturing providers.

Our manufacturers extend credit to us and may revoke that credit. We use that credit to scale operations and increase production of our products. If our manufacturers revoke our credit, it could adversely affect our ability to meet demand for our products and adversely affect our business, financial condition and results of operations. Given the concentration of our manufacturing providers, their willingness to provide credit and support our business is critical for our long-term growth, and losing that credit could create material adverse impact on our operations.

We are subject to a number of risks related to the credit card and debit card payments we accept.

We accept payments through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees may require us to increase the prices we charge and would increase our operating expenses, either of which could have a material adverse effect on our business, financial condition and results of operations.

If we or our processing vendors fail to maintain adequate systems for the authorization and processing of credit and debit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers' credit or debit cards on a timely basis, or at all, it could have a material adverse effect on our business, financial condition and results of operations.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated in exploiting weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher card-related costs, each of which could have a material adverse effect on our business, financial condition and results of operations.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. We are subject to the Payment Card Industry Data Security Standard ("PCI DSS") issued by the PCI Council, which includes guidelines with regard to the security policies and practices we should adopt regarding the physical and electronic storage, processing and transmission of cardholder data. Compliance with the PCI DSS and implementing related procedures, technology and information security measures requires significant resources and ongoing attention, and any security incident involving cardholder data could subject us to significant penalties and liability. Failure to comply with this standard may violate payment card association operating rules, federal and state laws and regulations and the terms of our contracts with payment processors. Any failure to comply fully also may subject us to fines, penalties, damages and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that such compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, cardholders and transactions.

If we are unable to maintain our chargeback rate or refund rates at acceptable levels, our processing vendor may increase our transaction fees or terminate its relationship with us. Any increases in our credit and debit card fees could harm our results of operations, particularly if we elect not to raise our rates for our products and services to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

Our loan and security agreement contains certain covenants and restrictions that may limit our flexibility in operating our business and any failure to satisfy those covenants and restrictions could adversely affect our business and financial condition.

Our loan and security agreement with Silicon Valley Bank, now a division of First Citizens Bank & Trust Company, contains various affirmative and negative covenants and restrictions that limit our ability to engage in specific types of transactions, including:

- conveying, selling, leasing, transferring, or otherwise disposing of certain assets;

- consolidating, merging, selling or otherwise disposing of all or substantially all of our assets or acquiring all or substantially all of the capital stock or property of another person;

- incurring specified types of additional indebtedness (including guarantees or other contingent obligations); and

- paying dividends on, repurchasing or making distributions in respect of any capital stock or making other restricted payments, subject to specified exceptions.

In addition, under the loan and security agreement, we are required to satisfy and maintain certain financial ratios, including financial maintenance covenants. A breach of any of these ratios or covenants, including as a result of events beyond our control, would result in a default under the loan and security agreement. Upon the occurrence of an event of default, SVB could elect to declare all amounts outstanding under the loan and security agreement immediately due and payable, terminate all commitments to extend further credit and pursue legal remedies for recovery, all of which could adversely affect our business and financial condition. While as of March 27, 2023, and on November 13, 2023, we were able to amend our existing debt and line of credit held SVB to have SVB waive certain stated events of default under that agreement and expand our access to capital, we cannot assure that in the future we will always be able to satisfy and maintain all bank covenants. As of December 31, 2023, $5.0 million in aggregate principal amount was outstanding under the term loan. See Part II. Item 8. "Financial Statements and Supplementary Data - Note 7," included in this Report.

Changes in tax laws may impact our future financial position and results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. For example, the U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. No specific U.S. tax legislation has been proposed at this time and the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our customers, including as a result of related uncertainty, these changes may materially and adversely affect our business, financial condition, results of operations and cash flows.

In addition, as we expand our business internationally, the application and implementation of existing, new or future international laws regarding indirect taxes (such as a Value Added Tax) could materially and adversely affect our business, financial condition and results of operations.

The applicability of sales, use and other tax laws or regulations on our business is uncertain. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could subject us to additional tax liabilities and related interest and penalties, increase the costs of our products and adversely impact our business.

State, local and foreign tax jurisdictions have differing rules and regulations governing sales, use, value-added and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect).

One or more states, countries or other jurisdictions may seek to impose sales, use, value added or other tax collection obligations on us, including for past sales. A successful assertion by a state, country or other jurisdiction that we should have been or should be collecting additional sales, use, value added or other taxes on our products could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, or otherwise harm our business, results of operations, and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial net operating losses ("NOLs") since inception, and we may not achieve profitability in the future. U.S. federal and certain state NOLs generated in taxable years beginning after December 31, 2017 are not subject to expiration. U.S. federal NOLs generally may not be carried back to prior taxable years except that, under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), U.S. federal NOLs generated in 2018, 2019 and 2020 may be carried back to each of the five taxable years preceding the taxable year in which the loss arises. Additionally, for taxable years beginning after December 31, 2020, the deductibility of U.S. federal NOLs is limited to 80% of our taxable income in such taxable year. NOLs generated in tax years before 2018 may still be used to offset future taxable income without regard to the 80% limitation, although they have the potential to expire without being utilized if we do not achieve profitability in the future. However, under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), if a corporation undergoes an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period, the corporation's ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a corporation, as well as changes in ownership arising from new issuances of stock by the corporation. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOLs or other pre-change tax attributes if we undergo a future ownership change. We could experience one or more ownership changes in the future, including in connection with this Merger and as a result of future changes in our stock ownership, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset post-change taxable income may be subject to limitations. For these reasons, we may not be able to utilize a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.

We have identified material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements, cause us to fail to meet our periodic reporting obligations, or cause our access to the capital markets to be impaired.

As previously reported, in connection with the re-issuance of our consolidated financial statements as of and for the fiscal year ended December 31, 2019, we identified material weaknesses in our internal control over financial reporting. Further, during the year ended December 31, 2022, we identified additional material weaknesses to our internal control over financial reporting. These identified material weaknesses in our internal control over financial reporting continued to exist as of December 31, 2023.

We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience, and training commensurate with our accounting and financial reporting requirements. This material weakness contributed to the following additional material weaknesses:

- We did not design and maintain effective controls over the segregation of duties related to journal entries. Specifically, certain personnel have the ability to both create and post journal entries within the Company's general ledger system. This material weakness did not result in any adjustments to the consolidated financial statements.
- We did not design and maintain effective controls over the accounting for the accuracy and existence of inventory, nor controls which verified the completeness and accuracy of accrued liabilities. Each of these

material weaknesses resulted in immaterial adjustments that were recorded as out-of-period adjustments within the year ended December 31, 2022.

- We did not design and maintain effective controls over the accounting for convertible preferred stock and warrant arrangements. Further, we did not design and maintain effective controls to verify the completeness and accuracy of sales returns and accrued sales tax. Each of these material weaknesses resulted in material adjustments to several account balances and disclosures in the consolidated financial statements as of and for the year ended December 31, 2019. The sales returns material weakness also resulted in immaterial adjustments to revenue and accrued and other expenses as of and for the year ended December 31, 2022.

- We did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel, (iii) computer operations controls to ensure that critical batch jobs are monitored, and data backups are authorized and monitored, and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. This material weakness did not result in any adjustments to the consolidated financial statements.

Additionally, each of the material weaknesses described above could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the interim or annual consolidated financial statements that would not be prevented or detected.

See Part II. Item 9A. "Controls and Procedures" included in this Report for a discussion of our remediation plan to address these material weaknesses.

As a public company, we are required pursuant to Section 404(a) of the Sarbanes-Oxley Act, subject to certain exceptions, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. This assessment needs to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. Once we cease to be an emerging growth company and cease to be a non-accelerated filer, our independent registered public accounting firm will also be required, pursuant to Section 404(b) of the Sarbanes-Oxley Act, to attest to the effectiveness of our internal control over financial reporting in each annual report on Form 10-K to be filed with the SEC. We are required to disclose material changes made in our internal control over financial reporting on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which would require additional financial and management resources. We are in the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our testing and any required remediation in a timely fashion.

Risks Related to Regulation of Our Industry and Products

Despite having received 510(k) clearance from the FDA for our prescription-required, BabySat pediatric monitor, and having received de novo classification for our Dream Sock with Health Notifications, such marketing authorizations do not ensure commercial success of these products, which will require us to implement processes, procedures and operations necessary to market and sell medical devices. We may not be successful in implementing these conditions, which could subject us to new risks.

In June 2023, we received 510(k) clearance from the FDA for BabySat, a prescription use-only pulse oximeter indicated for use in measuring and displaying functional oxygen saturation of arterial hemoglobin and pulse rate and for spot-checking and/or continuous monitoring of well-perfused patients, greater than one month old up to 18 months old and weighing between 6 and 30 pounds, in the home environment. In November 2023, we received de novo classification, another form of marketing authorization, from the FDA for our Dream Sock with Health Notifications. The BabySat clearance was the first medical device marketing authorization we have received. In order to market and distribute BabySat or other medical devices, we will need to modify certain of our internal business operations to ensure they comply with medical device requirements and to enable distribution of the product in accordance with the limitations of use described in our marketing authorizations. For example, for our BabySat product, the 510(k) clearance limits distribution of this product to prescription use-only. in the direct-to-consumer model we utilize to distribute the Dream Sock and Owlet Cam (as well as Smart Sock, in certain countries outside of the United States), consumers purchase our products directly from us or one of our retailers, and we will not be able to utilize this model to distribute BabySat in accordance with its prescription-required marketing authorization. Though we are currently exploring a number of new distribution channels, including working with durable medical equipment distributors, healthcare institutions, and other healthcare payor and provider channels, we may not be successful in identifying, or implementing with our current resources, an appropriate distribution channel. Further, even though we have received FDA clearance for BabySat, we will still need to demonstrate the business and clinical rationale and justifications of this product in order for healthcare institutions and providers to be convinced of the need to prescribe it, and we may not be successful in these efforts.

We are required to obtain and maintain marketing authorizations or certifications from the FDA, foreign regulatory authorities or notified bodies for medical device products in the U.S. or in foreign jurisdictions, which can be a lengthy and time-consuming process, and a failure to do so on a timely basis, or at all, could severely harm our business.

In June 2023, we received 510(k) clearance from the FDA for BabySat, a prescription use-only pulse oximeter indicated for use in measuring and displaying functional oxygen saturation of arterial hemoglobin and pulse rate and for spot-checking and/or continuous monitoring of well-perfused patients, greater than one month old up to 18 months old and weighing between 6 and 30 pounds, in the home environment. In November 2023, we obtained de novo classification for the Dream Sock with Health Notifications. As such, both of these products are regulated as medical devices by the FDA, and we must continue to maintain compliance with medical device requirements with respect to the manufacture, sale, marketing, and distribution of these products.

Medical devices are subject to extensive regulation in the U.S. by local government, state government and the federal government, including by the FDA. The FDA regulates virtually all aspects of a medical device's design, development, testing, manufacturing, labeling, storage, record keeping, reporting, sale, promotion, distribution and shipping. In the U.S., unless an exemption applies, any medical device that we seek to market in the U.S. must first undergo the FDA's premarket review pursuant to the FDCA, and must receive the FDA's marketing authorization either via clearance of a 510(k) premarket notification, *de novo* classification, or approval of a PMA application, depending on the type of device. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is "substantially equivalent" to a legally-marketed "predicate" device. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence.

In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. However, some devices are automatically subject to the PMA pathway regardless of the level of risk they pose because they have not previously been classified into a lower risk class by the FDA. Manufacturers of these devices may request that the FDA review such devices in accordance with the *de novo* classification procedure, which allows a manufacturer whose novel device would otherwise require the submission and approval of a PMA prior to marketing to request down-classification of the device on the basis that the device presents low or moderate risk. If the FDA agrees with the down classification, the applicant will then receive authorization to market the device. This device can then be used as a predicate device for future 510(k) submissions.

Modifications to products that are approved through a PMA application may require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) premarket notification or de novo classification may require a new 510(k) clearance. The PMA approval, de novo classification, and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA's 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA and *de novo* classification generally require the performance of one or more clinical trials, and a 510(k) clearance sometimes requires clinical data to support clearance. Despite the time, effort and cost, any particular device may not be authorized for marketing by the FDA. Any delay or failure to obtain necessary marketing authorizations could harm our business.

Even if marketing authorization is granted, such marketing authorization may be limited to only certain indications for use. Medical devices may be marketed only for the indications of use for which they are authorized. Additionally, the FDA might not grant marketing authorizations on a timely basis, if at all, for products or new uses of existing products that are regulated as medical devices and that are determined to require such marketing authorization. In addition, even if FDA marketing authorization is obtained, if safety or effectiveness problems are later identified with any medical device products, we may need to initiate a product recall.

To support any submissions to the FDA seeking marketing authorizations, we may be required to conduct clinical testing of our product candidates. Such clinical testing must be conducted in compliance with FDA requirements pertaining to research with human subjects. Among other requirements, we must obtain informed consent from study subjects and approval by institutional review boards ("IRB") before such studies may begin. We must also comply with other FDA requirements such as monitoring, record-keeping, reporting and the submission of information regarding certain clinical trials to a public database maintained by the National Institutes of Health. In addition, if the study involves a significant risk device, we are required to obtain the FDA's approval of the study under an Investigational Device Exemption ("IDE"). Compliance with these requirements can require significant time and resources. If the FDA determines that we have not complied with such requirements, the FDA may refuse to consider the data to support our submissions seeking marketing authorization or may initiate enforcement actions.

Moreover, clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful. We may also be delayed in our clinical trials, including as related to, among other things: obtaining authorization to initiate clinical trials; reaching agreement on acceptable terms with vendors, clinical trial sites, and contract research organizations; obtaining IRB approvals, recruiting subjects and having them complete the study; experiencing deviations from clinical trial protocols; and adding new clinical sites. We could encounter delays if a clinical trial is suspended or terminated due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our medical device products we seek to develop, the commercial prospects of our proposed products will be harmed, and our ability to generate product revenues from any of these products will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and jeopardize our ability to generate product sales and revenues.

The FDA's interpretations of its laws and regulations are subject to change. If the FDA changes its policy or concludes that the marketing of any of our products is not in accordance with current policies, regulations or statutory requirements, or if the FDA changes its applicable policies or if changes are introduced to applicable laws or regulations, we may be required to seek clearance or approval or other marketing authorization for these products through the 510(k), *de novo* classification or PMA processes, may not be permitted to continue marketing these products until marketing authorization is obtained, or may be the subject of regulatory enforcement actions or recalls.

We are expanding into international markets, and we will be required to obtain and maintain regulatory authorizations, including clearances or approvals, or other certifications in order to commercialize certain of our products in certain international markets. Failure to obtain such regulatory authorizations or certifications in relevant foreign jurisdictions may prevent us from marketing medical device products abroad.

We currently market and intend to continue to market our products and services internationally. We expect certain of our pipeline products to be regulated as medical devices, and we have received communications from certain regulatory authorities inquiring as to the regulatory status of our Smart Sock, and whether such product is regulated as a medical device in such jurisdictions. In these communications, some regulatory authorities have asserted that the Smart Sock is a medical device that must comply with medical device requirements in those jurisdictions. See "If any governmental authority or notified body were to require marketing authorization or similar certification for any product that we sell for which we have not obtained such marketing authorization or certification, we could be subject to regulatory enforcement actions and/or be required to cease selling or recall the product pending receipt of marketing authorization or similar certification from such other governmental authority or notified body, which can be a lengthy and time-consuming process, harm financial results and have long-term negative effects on our operations."

In Europe, we can generally market a medical device only if we receive a certification by a notified body, i.e., an independent organization accredited or designated by an EU member state or a marketing authorization from other foreign regulatory authorities (and meet certain pre-marketing requirements) and, in some cases, pricing approval, from the appropriate regulatory authorities. The path to market varies among international jurisdictions and may require additional or different product testing than required to obtain FDA marketing authorization. We may be unable to obtain foreign certifications or marketing authorizations on a timely basis, if at all, and we may also incur significant costs in attempting to obtain foreign certifications or marketing authorizations.

In order to sell medical devices in the EU, products must comply with the general safety and performance requirements of the EU Medical Devices Regulation (2017/745 or "MDR"). Compliance with these requirements is a prerequisite to be able to affix the European Conformity ("CE") mark to medical devices, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the MDR including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. To demonstrate compliance with the general safety and performance requirements, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for low risk medical devices (Class I), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. The notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable laws and regulations, we would be unable to affix the CE mark to any medical devices, which would prevent us from selling them within the EU. These modifications are likely to have an effect on the way we conduct our business in the EU. For example, as a result of the transition towards the new regime, notified body review times have lengthened, and product future introductions or modifications could be delayed or canceled despite the new regulation extending the existing transitional provisions, which could adversely affect our ability to grow our business and our future products. The aforementioned EU rules are generally applicable in the EEA. Non-compliance with the above requirements would also prevent us from selling medical devices in these countries.

In addition, marketing authorization by the FDA does not ensure marketing authorization, including clearance or approval, or other certification by foreign regulatory authorities or notified bodies. However, a failure to obtain such marketing authorization by the FDA may have a negative impact on our ability to obtain any necessary marketing authorizations, including clearances or approvals, or similar certifications in foreign jurisdictions. Moreover, certifications or marketing authorizations from one foreign regulatory authority or notified body does not ensure certification or marketing authorization by any other foreign regulatory authority or notified body or by the FDA. If we fail to receive necessary certifications or marketing authorizations to commercialize our products in foreign jurisdictions on a timely basis, or at all, or if we later lose such certifications or marketing authorizations, our business, financial condition and results of operations could be adversely affected. Furthermore, foreign regulatory requirements may change from time to time, which could adversely affect our ability to market new products and services, or continue to market existing products and services, internationally.

Following Brexit, EU laws no longer apply directly in Great Britain. The regulations on medical devices in Great Britain continue to be based largely on the three EU Directives which preceded the EU MDR, as implemented into national law. However, under the terms of the Protocol on Ireland/Northern Ireland, the EU MDR does apply to Northern Ireland. Consequently, there are currently different regulations in place in Great Britain as compared to both Northern Ireland and the EU, respectively. Ongoing compliance with both sets of regulatory requirements may result in increased costs for our business.

Furthermore, the UK Government is currently drafting amendments to the existing legislation which is likely to result in further changes to the Great Britain regulations in the near future. For example, subject to transitional periods for validly-certified devices, the new Great Britain regulations are likely to require medical devices placed on the Great Britain market to be "UKCA" certified by a UK approved body in order to be lawfully placed on the market. The UK Government has stated that the amended regulations are likely to apply from July 2024; understanding and ensuring compliance with any new such requirements is likely to lead to further complexity and increased costs to our business. If there is insufficient UK approved body capacity, there is a risk that our product certification could be delayed which might impact our ability to market products in Great Britain after the respective transition periods.

We have relied and expect to continue to rely on third parties to conduct our nonclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain marketing authorization or other required certifications to commercialize our medical device products and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties for execution of our nonclinical and clinical studies, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We and our third party contractors may be required to comply with Good Clinical Practice ("GCP") requirements and Good Laboratory Practice requirements which are regulations and guidelines enforced by the FDA and other regulatory authorities for the conduct of certain clinical and nonclinical studies, respectively. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites, and other contractors. If we or any of our third party contractors fail to comply with applicable regulations, the data generated in our studies may be deemed unreliable and the FDA and other regulatory authorities or bodies may require us to perform additional nonclinical and clinical studies before issuing any marketing authorizations or other certifications for any medical device products we seek to market. Upon inspection by a given regulatory authority, such regulatory authority may determine that our clinical studies do not comply with GCP regulations. Our or our third party contractors' failure to comply with these regulations may require us to repeat clinical studies, which would delay or prevent any required marketing authorization or similar certification from being granted.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties or do so on commercially reasonable terms. In addition, our contractors are not our employees, and except for remedies available to us under our agreements with them, we cannot control whether or not they devote sufficient time and resources to our development programs. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements, or for other reasons, our studies may be extended, delayed, or terminated and we may not be able to obtain marketing authorizations or other required certifications to successfully commercialize our proposed medical device products. Third parties may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our proposed products would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

We rely on third parties to manufacture our products. Failure of those third parties to provide us with sufficient quantities of our products, in compliance with applicable regulatory requirements, or to do so at acceptable quality levels or prices could adversely impact our business.

We do not currently have nor do we plan to acquire the infrastructure or capability internally to completely manufacture our commercial products or our development-stage products, and we lack the resources and the capability to manufacture any of our current or future products in the future. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with applicable regulatory requirements for any medical device products we seek to market. For example, the FDA requires adherence to current good manufacturing practice requirements for medical devices, known as the Quality System Regulation ("QSR"). If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulators, our products may not be able to be lawfully marketed. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority or notified body does not consider these facilities adequate for the manufacture of our products, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing authorization or similar certification for or to market any medical device products we may seek to develop and commercialize.

Moreover, failure by us or one of our manufacturers or suppliers to comply with applicable statutes and regulations administered by the FDA or comparable regulatory bodies could result in, among other things, any of the following:

- warning letters or untitled letters issued by the FDA or Federal Trade Commission ("FTC") and their counterparts in international jurisdictions;
- litigation, fines, civil penalties, in rem forfeiture proceedings, injunctions, consent decrees and criminal prosecution;
- import alerts and holds;
- unanticipated expenditures to address or defend such actions;
- delays in clearing, approving, authorizing, or certifying, or refusal to clear, approve, authorize, or certify, our products, where applicable;
- withdrawals or suspensions of clearance, approval, authorization or certification of our products or those of our third-party suppliers by the FDA or other regulatory authorities or notified bodies, where applicable;
- product recalls or seizures;

- adverse publicity;
- orders for device repair, replacement or refund;
- interruptions of production or inability to export to certain foreign countries; and
- operating restrictions.

If any of these items were to occur, it would harm our reputation and adversely affect our business, financial condition and results of operations.

We rely on third-party manufacturers to purchase from third-party suppliers the materials necessary to produce our products. There are a limited number of suppliers for raw materials that are used in the manufacture of our products and that we anticipate will be able to supply materials for the production of our future products, and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. If our manufacturers or we are unable to purchase these raw materials, the commercial launch of any medical device products we may seek to develop would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of such products, if authorized for marketing.

We expect to continue to depend on third-party contract manufacturers for the foreseeable future. We have not entered into long-term agreements with our current contract manufacturers or with any alternate suppliers, and we may be unable to enter into such an agreement or do so on commercially reasonable terms.

Regulatory reforms may impact our ability to develop and commercialize our products and services and technologies.

From time to time, legislation is drafted and introduced that could significantly change the regulatory frameworks governing our products and services. In addition, regulations and guidance are often revised or reinterpreted by the government agency in ways that may significantly affect our business or products and services. FDA requirements related to digital health have evolved over time as the FDA has gained additional experience with these kinds of products and modified its approach to regulation in light of changes to its statutory authority. For example, in 2016, the 21st Century Cures Act was enacted to, among other things, amend the FDCA to remove certain software functions from the definition of a "device." The FDA also issued guidance in 2016, which was updated in 2019, establishing a policy of enforcement discretion for certain low risk general wellness products, including certain such products with software functions. The FDA's approach to digital health continues to evolve, and the FDA continues to publish new guidance on its approach to software as a medical device. Any new statutes, regulations, or policies, or revisions or reinterpretations of existing statutes, regulations, or policies, including those in the digital health area, may increase our costs or subject us to additional regulation or the need for marketing authorization or similar certification requirements for our products, or may lengthen review times of certain products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute such products.

We cannot predict the likelihood, nature, or extent of the impact on our business of any legislation, regulations, or reinterpretations thereof that may be enacted or adopted in the future. However, future regulatory changes could make it more difficult for us to obtain or maintain any necessary marketing authorization or certification for our products and services, or to develop and commercialize future medical devices and technologies. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we would not be able to market the affected products and may lose any marketing authorizations or certifications that we may have obtained, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Promotion of any medical devices using claims that are off-label, unsubstantiated, false or misleading could subject us to substantial penalties and enforcement action.

Obtaining FDA or foreign regulatory authorities marketing authorization or notified bodies certification would permit us to promote the subject medical device only for the specific use(s) cleared, approved, certified or otherwise authorized by the FDA, foreign regulatory authorities or notified bodies. Use of a medical device outside its authorized or certified indications is known as "off-label" use. Although physicians may use any medical devices we market off-label because the FDA and foreign regulatory authorities do not restrict or regulate a physician's choice of treatment within the practice of medicine, we are prohibited from marketing or promoting any medical devices for off-label use. While we may pursue FDA or foreign regulatory authorities marketing authorizations or notified bodies certifications for certain indications for any medical devices we seek to market, the FDA or foreign regulatory authorities or notified bodies may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any authorized or certified product as a condition of marketing authorization or certification. If the FDA or foreign regulatory authorities determine that our products authorized or certified for marketing as medical devices were promoted for off-label use, or that false, misleading or inadequately substantiated promotional claims have been made by us or our commercial partners, it could request that we or our commercial partners modify those promotional materials or take regulatory or enforcement actions, including the issuance of an untitled letter or warning letter, injunction, seizure, civil fine and criminal penalties.

It is also possible that other federal, state or foreign enforcement authorities may take action if they consider our communications, including promotional or training materials, to constitute promotion of an uncleared, uncertified or unapproved use of a medical device. If not successfully defended, enforcement actions related to off-label promotion could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In any such event, our reputation could be damaged, adoption of our products could be impaired and we could be subject to extensive fines and penalties.

Additionally, we must have adequate substantiation for the claims we make for our products and services. If any of our claims are determined to be false, misleading or deceptive, our products and services could be considered misbranded under the FDCA or in violation of the Federal Trade Commission Act. We could also face lawsuits from our competitors under the Lanham Act alleging that our marketing materials are false or misleading.

Foreign jurisdictions have their own laws and regulations concerning medical device marketing authorizations and certifications, including communications, claims and promotional or training materials surrounding those medical devices. Failure to comply with those laws and regulations could result in actions against us, including fines, penalties and exclusion from the market. Any such actions could adversely affect our ability to market new products and services or continue to market existing products and services in those jurisdictions.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

We are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory approval, certification or clearance to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities or notified bodies, which may include any of the following sanctions:

- untitled letters or warning letters;
- fines, injunctions, consent decrees and civil penalties;
- recalls, termination of distribution, administrative detention, or seizure of our products;
- customer notifications or repair, replacement or refunds;
- operating restrictions or partial suspension or total shutdown of production;
- delays in or refusal to grant our requests for future clearances, certifications or approvals (including foreign regulatory approvals) of new products, new intended uses, or modifications to existing products;
- withdrawals or suspensions of our current marketing authorizations, resulting in prohibitions on sales of our products;
- FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and
- criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

In addition, the FDA and foreign regulatory authorities may change their clearance or certification policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance, certification or approval of our future products under development or impact our ability to modify our currently cleared or certified products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances, certifications or approvals, increase the costs of compliance or restrict our ability to maintain our clearances of our current products. For more information, see "—Regulatory reforms may impact our ability to develop and commercialize our products and services and technologies."

Changes in and actual or perceived failures to comply with U.S. and foreign privacy and data protection laws, regulations and standards may adversely affect our business, operations and financial performance.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of health-related and other personal information, including information we collect about children and infants, their parents and other consumers who purchase our products and services, as well as information that we may now or in the future collect in connection with clinical trials in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures, or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the U.S., the Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations promulgated thereunder (collectively, "HIPAA") imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information and some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners.

For example, the California Consumer Privacy Act ("CCPA") creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data, imposes additional data protection obligations on covered businesses, including limitations on data uses, audit requirements, and opt outs for certain uses of data and creates a data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that has increased the likelihood of, and risks associated with data breach litigation. Additional Similar laws have been passed in other states and are continuing to be proposed at the state and the federal level, reflecting a trend toward more stringent privacy legislation in the U.S. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Furthermore, the FTC also has authority to initiate enforcement actions against entities that make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of personal health information, fail to implement policies to protect personal health information or engage in other unfair practices that harm customers or that may violate Section 5(a) of the FTC Act. According to the FTC, failing to take appropriate steps to keep consumers' personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. The FTC and many state Attorneys General also continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. These consumer protection laws are increasingly being applied by FTC and state Attorneys General to regulate the collection, use, storage, and disclosure of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content.

We are also or may become subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, the General Data Protection Regulation ("GDPR") went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the EEA, including in relation to use, collection, analysis, and transfer (including cross-border transfer) of such personal data. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. In addition to fines, a breach of the

GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the European Union ("CJEU") states that reliance on the standard contractual clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted its Adequacy Decision in relation to the new EU-US Data Privacy Framework ("DPF"), rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. We currently rely on the EU standard contractual clauses and the UK Addendum to the EU standard contractual clauses and the UK International Data Transfer Agreement and the DPF as relevant to transfer personal data outside the EEA and the UK, including to the United States, with respect to both intragroup and third party transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As a result, we may have to make certain operational changes and we will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames.

Since the beginning of 2021, after the end of the transition period following the UK's departure from the European Union, we are also subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the "UK GDPR"), which imposes separate but similar obligations to those under the GDPR and comparable penalties, including fines of up to £17.5 million or 4% of a noncompliant company's global annual revenue for the preceding financial year, whichever is greater. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, regulatory investigations or enforcement actions, litigation (including class actions), damage our reputation, and adversely affect our business and results of operations.

Our relationships with customers, physicians and third-party payors may be subject, directly or indirectly, to federal, state and foreign healthcare fraud and abuse laws, false claims laws, and other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners, or vendors violate these laws, we could face substantial penalties.

For any medical devices or other healthcare products and services we offer, our relationships with healthcare customers, physicians, and third-party payors may be subject, directly or indirectly, to federal, state and foreign healthcare fraud and abuse laws, false claims laws, and other healthcare laws and regulations. These laws may impact, among other things, our proposed and future sales, marketing, and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive, and other business arrangements. We may also be subject to federal, state and foreign laws governing the privacy and security of identifiable patient information. The healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

- the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchasing, leasing, ordering or arranging for the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. A person or entity does not have to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

- federal civil and criminal false claims laws, including the federal civil False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal healthcare programs. In addition, the government may assert that claim includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statute;

- HIPAA, which created new federal civil and criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not have to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

- the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (nurse practitioners, certified nurse anesthetists, physician assistants, clinical nurse specialists, anesthesiology assistants and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

- state and foreign equivalents of each of the healthcare laws described above, some of which may be broader in scope.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, or any arrangements with physicians, could be subject to challenge under one or more of such laws. It is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we may be subject to investigations, enforcement actions or significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, any regulatory approvals or certifications (as applicable) and commercialization of our products outside the U.S. will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. Any action against us for violation of these laws, even if we successfully defend against such action, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

Expanding our commercial strategy based on third-party payor coverage and reimbursement may not be successful and will subject us to new risks, including, without limitation, changes in third-party payor coding, coverage and reimbursement rates for our products that obtain FDA or foreign regulatory authorities authorization or notified bodies certification which could affect the adoption of such products and negatively impact our future revenue.

With respect to our current products, including the Dream Sock, Smart Sock and Owlet Cam, we utilize a direct-to-consumer model where consumers purchase our products directly from us or one of our retailers. Currently, these products are not covered or reimbursed by any third-party payor. We are actively developing a strategy to enable healthcare providers to obtain reimbursement for products for which we successfully obtain FDA authorization and similar foreign authorization or certification (when applicable), including for BabySat, or the services associated with such products. However, this new strategy may not be successful as payors may refuse to provide coverage and reimbursement for these products even if we obtain FDA authorization and similar foreign authorization or certification (when applicable).

In the U.S., healthcare providers who may purchase these products generally rely on third-party payors, including Medicare, Medicaid and private health insurance plans, to pay for all or a portion of the cost of our products. To contain costs of new technologies, governmental healthcare programs and third-party payors are increasingly scrutinizing new and existing medical devices by requiring extensive evidence of favorable clinical outcomes. To the extent we market any medical devices, are successful in obtaining FDA marketing authorization to the extent applicable, and third-party payors determine that our products are medically necessary and clinically effective, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Third-party payors regularly update reimbursement amounts and may also revise the methodologies from time to time used to determine reimbursement amounts. This includes routine updates to payments to physicians for services provided. These updates could directly impact the demand for our products in the event our products or services using our products are covered and/or reimbursed by third-party payors. Although we believe that healthcare providers may be able to bill third-party payors using existing Current Procedural Terminology ("CPT") codes for the remote monitoring of patients using products for which we obtain FDA authorization, including the initial set-up and patient education on the use of such products, their inability to obtain adequate reimbursement from third-party payors may adversely affect our business.

In addition, foreign jurisdictions have their own unique healthcare systems and regulation regimes that differ substantially from the U.S. and other international markets. Successfully navigating those regimes will require significant resources and may ultimately be unsuccessful. As a result, our financial performance could be harmed, our costs could increase, and our ability to generate revenue could be delayed.

Given the evolving nature of the healthcare industry and on-going healthcare cost reforms, the likelihood of success of our new commercial strategy is, and will continue to be, subject to changes in the level of third-party payor coverage and reimbursement for these products and services.

Legislative and regulatory changes in the healthcare industry could have a negative impact on our financial performance. Furthermore, our business, financial condition, results of operations and cash flows could be significantly and adversely affected by healthcare reform legislation in the U.S. or in potential key international markets.

Changes in the healthcare industry in the U.S. and abroad could adversely affect the demand for our potential medical devices and the way in which we conduct our business. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the "ACA"), enacted in 2010, required most individuals to have health insurance, established new regulations on health plans, created insurance-pooling mechanisms and reduced Medicare spending on services provided by hospitals and other providers. Since its enactment, there have been legislative, executive and judicial challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court's decision, President Biden issued an executive order initiating a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare. It is unclear how healthcare reform measures, if any, will impact our business.

Any medical devices we market and related business activities would be subject to rigorous regulation by the FDA and other federal, state and international governmental authorities. These authorities and members of Congress have been increasing their scrutiny over the medical device industry. In recent years, Congress, the Department of Justice, the Office of Inspector General of the Department of Health and Human Services, and the Department of Defense have issued subpoenas and other requests for information to medical device manufacturers, primarily related to financial arrangements with healthcare providers, regulatory compliance and marketing and product promotional practices. Furthermore, certain state governments have enacted legislation to limit or increase transparency of interactions with healthcare providers, pursuant to which we are required by law to disclose payments and other transfers of value to healthcare providers licensed by certain states.

We anticipate that the government will continue to scrutinize the medical device industry closely, and any new regulations or statutory provisions could result in delays or increased costs during the periods of product development, clinical trials and regulatory review and marketing authorization or certification, as applicable, as well as increased costs to assure compliance. For instance, in December 2021, the EU Regulation No 2021/2282 on Health Technology Assessment ("HTA"), amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. This Regulation intends to boost cooperation among EU member states in assessing health technologies, including certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

We may be subject to regulatory reporting requirements if our products and services cause or contribute to a death or serious injury or malfunction in a way that would likely cause or contribute to a death or serious injury, or in certain other scenarios, and we may need to initiate voluntary corrective actions such as the recall of our products.

Regulatory agencies in many countries require us to report potential safety issues with our products and services under a variety of circumstances. For example, the FDA's Medical Device Reporting regulations require that for any medical device we market, we report when we become aware of information that reasonably suggests that the product may have caused or contributed to a death or serious injury, or has malfunctioned in a way that, if the malfunction were to recur, would likely cause or contribute to a death or serious injury. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the implant system. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products. Similarly, under the CPSC consumer product reporting requirements, we are required to report to the CPSC any incident in which a CPSC-regulated product of ours creates an unreasonable risk of serious injury or death, contains a defect which could create a substantial product hazard, fails to comply with an applicable consumer product safety rule, or fails to comply with any other rule, regulation, standard or ban enforced by the CPSC. In addition, all manufacturers placing medical devices on the market in the EU are legally required to immediately report any serious incidents and field safety corrective actions involving products produced or sold by the manufacturer to the relevant authority in those jurisdictions where any such incident occurred. As to general consumer products, where manufacturers and distributors know or ought to know that a product that they have placed on the market poses risks to the consumer that are incompatible with the general safety requirements, they shall immediately inform the relevant authority in the relevant jurisdictions. The FDA, CPSC and similar foreign regulatory authorities have the authority to require the recall of our commercialized products under certain circumstances and depending on the type of product. For example, the FDA must find that there is a reasonable probability that a medical device would cause serious adverse health consequences or death in order to require a recall. The standard for ordering a mandatory recall may be different for each regulatory agency and in foreign jurisdictions. In addition, manufacturers may, under their own initiative, correct or remove a marketed product for any reason and under any circumstance, which may constitute a recall if the product violates applicable laws. A government-mandated or voluntary recall by us or by one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues.

We may initiate certain field actions, such as a correction or removal of our products in the future. Any correction or removal initiated by us to reduce a health risk posed by a medical device, or to remedy a regulatory violation caused by the device that may present a risk to health, must be reported to the FDA. Other regulatory authorities may have similar reporting requirements. If the regulatory agency subsequently determines that a report was required for a correction or removal of our products that we did not believe required a report, we could be subject to enforcement actions.

Any recalls of our products or enforcement actions would divert managerial and financial resources and could have an adverse effect on our financial condition and results of operations. In addition, given our dependence upon consumer perceptions, any negative publicity associated with any recalls could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We face the risk of product liability claims and the amount of insurance coverage we hold now or in the future may not be adequate to cover all liabilities we might incur.

Our products are predominantly used in the home and expose us to product liability claims and product recalls, including, but not limited to, those that may arise from off-label use, malfunctions, design flaws or manufacturing defects related to our products or the use of our products with incompatible components or systems. In addition, as we continue to expand our product portfolio, we may enter or create new markets, including consumer markets, which may expose us to additional product liability risks. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranty. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in decreased demand for our current or future products, injury to our reputation, costs to defend the related litigation, a diversion of management's time and our resources, substantial monetary awards to customers, regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions, loss of revenue, and the inability to sell our current or any future products.

Our product liability insurance may not be sufficient to cover any or all damages for product liability claims that may be brought against us in the future. Furthermore, we may not be able to obtain or maintain insurance in the future at satisfactory rates or in adequate amounts to protect us against any product liability claims. Additionally, the laws and regulations regarding product liability are constantly evolving, both through the passage of new legislation at the state and federal levels and through new interpretations of existing legislation. As the legal and regulatory landscape surrounding product liability change, we may become exposed to greater liability than currently anticipated.

We may incur environmental and personal injury liabilities related to certain hazardous materials used in our operations.

Certain manufacturing processes for our products may involve the storage, use, generation and disposal of certain hazardous materials and wastes, including lead, silicone adhesives, solder and solder paste, sealants, epoxies and various solvents such as methyl ethyl ketone, acetone and isopropyl alcohol. As a result, we are subject to certain environmental laws, as well as certain other laws and regulations, which restrict the materials that can be used in our products or in our manufacturing processes. For example, products that we sell in Europe are subject to regulation in the EU markets under the Restriction of the Use of Hazardous Substances Directive ("RoHS"). RoHS prohibits companies from selling products that contain certain hazardous materials in EU member states. In addition, the EU's Registration, Evaluation, Authorization, and Restriction of Chemicals Regulation also restricts substances of very high concern in products. Compliance with such regulations may be costly and, therefore, we may incur significant costs to comply with these laws and regulations.

In addition, new environmental laws may further affect how we manufacture our products, how we use, generate or dispose of hazardous materials and waste, or further affect what materials can be used in our products. Any required changes to our operations may increase our manufacturing costs, detrimentally impact the performance of our products, add greater testing lead-times for product introductions or have other similar effects. Moreover, certain laws, including regarding the remediation of hazardous materials, can impose liability regardless of fault or legality of actions, including the classification of materials at the time of disposal.

In connection with our research and manufacturing activities, we use, and our employees may be exposed to, materials that are hazardous to human health, safety or the environment. The risk of accidental injury to our employees or contamination from these materials cannot be eliminated, and we could be held liable for any resulting damages, the related liability for which could exceed our reserves. We do not specifically insure against environmental liabilities. If an enforcement action were to occur, our reputation and our business and financial condition may be harmed, even if we were to prevail or settle the action on terms favorable to us.

Changing laws and increasingly complex corporate governance and public disclosure requirements could have an adverse effect on our business and operating results.

Changing laws, regulations and standards relating to corporate governance and public disclosure and new regulations issued by the SEC and the New York Stock Exchange ("NYSE") have and will create additional compliance requirements for us. For example, the Dodd-Frank Act includes provisions regarding, among other things, advisory votes on named executive officer compensation and "conflict minerals" reporting. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business, financial condition and results of operations. We may also need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

In addition, stockholder litigation surrounding executive compensation and disclosure of executive compensation has increased with the passage of the Dodd-Frank Act. Furthermore, our stockholders may not continue to approve our advisory vote on named executive officer compensation that is required to be voted on by our stockholders annually pursuant to the Dodd-Frank Act. If we are involved in a lawsuit related to compensation matters or any other matters not covered by our directors' and officers' liability insurance, we may incur significant expenses in defending against such lawsuits, or be subject to significant fines or required to take significant remedial actions, each of which could adversely affect our business, financial condition and results of operations.

Changes in the regulation of the internet could adversely affect our business.

Laws, rules and regulations governing internet communications, advertising and e-commerce are dynamic, and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines and internet tracking technologies. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party "cookies" and other methods of online tracking for behavioral advertising and other purposes. In the U.S., federal and state governments have enacted, and may in the future enact, legislation or regulations impacting the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, limits on behavioral or targeted advertising and/or means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the decreased effectiveness or use of third-party cookies and other methods of online tracking, targeting or re-targeting. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms and consequently, materially and adversely affect our business, financial condition and results of operations. Further, in the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user's device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators' recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could increase our operating expenses and expose us to significant liabilities. To the extent any such regulations require us to take actions that negatively impact us, they could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

Our success depends in part on our proprietary technology, and if we are unable to obtain, maintain or successfully enforce our intellectual property rights, the commercial value of our products and services will be adversely affected, our competitive position may be harmed and we may be unable to operate our business profitably.

Our intellectual property includes the content of our website, our software code, our unregistered copyrights, our registered and unregistered trademarks, and our patents and patent applications. Our success and ability to compete depend in part on our ability to maintain and enforce existing intellectual property and to obtain, maintain and enforce further intellectual property protection for our products and services, both in the U.S. and in other countries. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party and employee confidentiality and assignment agreements. Our intellectual property rights could also be challenged, invalidated, infringed or circumvented, or may not be sufficient to permit us to take advantage of current market trends or to otherwise provide competitive advantages. If we are unable to adequately protect our intellectual property rights or if they are challenged or otherwise prove ineffective, we may be required to undertake costly product redesign efforts or discontinue certain products, or our competitive position may be harmed.

We rely on our portfolio of issued and pending patent applications in the U.S. and other countries to protect our intellectual property and our competitive position. However, the patent positions of technology-based companies may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances that any of our issued patents have, or that any of our currently pending or future patent applications that mature into issued patents will include claims with a scope sufficient to protect our products and services. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products and services, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file for a patent, we may be precluded from doing so at a later date. Additionally, any patents issued to us may be challenged, narrowed, invalidated, held unenforceable or circumvented, or may not be sufficiently broad to prevent third parties from producing competing products and services similar in design to our products and services.

In recent years, the U.S. Supreme Court has ruled on several patent cases and several laws have been enacted that, in certain situations, potentially narrow the scope of patent protection available and weaken the rights of patent owners. We may not be successful in securing additional patents on commercially desirable improvements, that such additional patents will adequately protect our innovations or offset the effect of expiring patents, or that competitors will not be able to design around our patents. In addition, third parties may challenge our issued patents through procedures such as Inter-Partes Review ("IPR"). In many IPR challenges, the U.S. Patent and Trademark Office ("PTO") cancels or significantly narrows issued patent claims. IPR challenges could increase the uncertainties and costs associated with the maintenance, enforcement and defense of our issued and future patents and could have a material adverse effect on our business, financial condition and results of operations.

We also utilize unpatented proprietary technology and know-how and often rely on confidentiality agreements and intellectual property assignment agreements with our employees, independent distributors and consultants to protect and transfer to us such unpatented proprietary technology and know-how. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information.

We rely on the use of common law copyrights with respect to the code, algorithms and trade secrets in our business and our products and services. Common law copyrights provide less protection than registered copyrights. Copyrights, common law or registered, do not generally prevent others from independently developing the same or similar code, algorithms or trade secrets, so our copyrights would not offer protection against our competitors to the extent they are able to independently generate similar code, algorithms or trade secrets as our own. Loss of rights in our copyrights could adversely affect our business, financial condition and results of operations.

We rely on the use of registered and common law trademarks with respect to the brand names of some of our products and services. Common law trademarks provide less protection than registered trademarks. If a third party were to register trademarks similar to our unregistered trademarks in a given jurisdiction, particularly outside the U.S., our ability to continue using our unregistered trademarks in the applicable jurisdiction could be substantially restricted and we may be subject to potentially costly and burdensome claims for trademark infringement. Loss of rights in our trademarks could adversely affect our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

We rely on our trademarks, logos, and trade names to distinguish our products and services from the products and services of our competitors and have registered or applied to register many of these trademarks. There can be no assurance that our trademark applications will be approved. While we generally apply for trademarks in those countries where we intend to sell our products and services, we may not accurately predict all of the countries where registered trademarks will be desirable. We may also fail to register appropriate localized versions of our trademarks. If we fail to timely file for a trademark application in a country, we may be precluded from doing so at a later date and our ability to sell products and services using our existing brands in such countries could ultimately be restricted. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks or will be successful in enforcing our trademarks. If competitors or other third parties use similar trademarks for similar products and services, the value and recognition of our brand and trademarks may be diluted or diminished.

We also license third parties to use our trademarks. In an effort to preserve our trademark rights, we enter into license agreements with these third parties, which govern the use of our trademarks and require our licensees to abide by quality control standards with respect to the goods and services that they provide under our trademarks.

Although we make efforts to monitor the use of our trademarks by our licensees, there can be no assurance that these efforts will be sufficient to ensure that our licensees abide by the terms of their licenses. In the event that our licensees fail to do so, our trademark rights could be diluted. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We rely on third-party technology solutions, including software and software services, to support our IT infrastructure and in our products and services.

Both our IT infrastructure and our products and services leverage third-party technology solutions, software and software services. While much of this third-party technology is commercially available, off-the-shelf technology procured on standard terms and conditions, we cannot be assured that the applicable vendors will continue to make this third-party technology available on the same terms and conditions. Because this technology has been integrated into our operations and may have been configured for our specific needs, replacement of such technology could result in substantial delay, additional costs, and possible business interruptions. In addition, if third-party vendors, including any cloud service providers, were to experience unplanned downtime, delays or other similar issues, our products, services and internal operations could be significantly and adversely impacted.

Increased use of social media could create or amplify the effects of negative publicity and adversely affect sales and operating results.

As part of our marketing efforts, we rely on search engine marketing and social media platforms to attract and retain customers. These efforts may not be successful, and pose a variety of other risks, including the improper disclosure of proprietary information, the posting of negative comments about our brand, the exposure of personally identifiable information, fraud, use of out-of-date information or failure to comply with regulations regarding such practices. Negative or false commentary about us or our products or services may be posted on social media platforms and may harm our reputation or business and social media has also given users the ability to more effectively organize collective actions, such as boycotts, which could be taken against us or our products or services. Customers value readily available information and often act on such information without affording us an opportunity for redress or correction. The inappropriate use of social media vehicles, including a failure to abide by applicable laws and regulations, in the use of social media by us or our influencers, employees, contractors, suppliers, customers or other third parties associated or perceived to be associated with us could increase our costs, lead to litigation, fines or regulatory action or result in negative publicity that could damage our reputation. The occurrence of any such developments could have an adverse effect on our business results.

In addition, events such as the Warning Letter reported in the media, including social media, whether or not accurate or involving us or our products or services, could create or amplify negative publicity for us or for the industry or market segments in which we operate. These and other types of social media risks could reduce demand for products and services offered by us and/or shift consumer preferences to competitors and could result in a decrease in customer demand for our products and services.

If we fail to execute enforceable invention assignment and confidentiality agreements with our employees and contractors involved in the development of intellectual property or are unable to protect the confidentiality of our trade secrets, the value of our products and services and our business and competitive position could be harmed.

In addition to patent protection, we also rely on protection of copyrights, trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality and invention assignment agreements with our employees, consultants and third parties upon their commencement of a relationship with us. However, we may not enter into such agreements with all employees, consultants and third parties who have been involved in the development of our intellectual property and such agreements may not be enforceable in accordance with the terms in every jurisdiction where such employees, consultants or third parties reside or are employed. In addition, these agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition and results of operations. In particular, a failure to protect our proprietary rights may allow competitors to copy our technology, which could adversely affect our pricing and market share. Further, other parties may independently develop substantially equivalent know-how and technology.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products and services that we consider proprietary and a trade secret. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. We also have agreements with our employees, consultants and third parties that obligate them to assign their inventions to us, however these agreements may not be self-executing, not all employees or consultants may enter into such agreements, or employees or consultants may breach or violate the terms of these agreements, and we may not have adequate remedies for any such breach or violation. If any of our intellectual property or confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

The laws of foreign countries may not adequately protect our intellectual property rights.

Intellectual property protection laws in foreign jurisdictions differ substantially from those in the U.S. If we fail to apply for intellectual property protection in foreign jurisdictions, or if we cannot adequately protect our intellectual property rights in these foreign jurisdictions, our competitors may be able to compete more effectively against us, which could adversely affect our competitive position, as well as our business, financial condition and results of operations.

If third parties claim that we infringe their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling certain products and services.

Searching for existing third-party intellectual property rights and evaluating its applicability to our products and services can be a costly and time-consuming process. Such searches and evaluation may not reveal important intellectual property and our competitors may also have filed for patent protection, which may not be publicly available information, or claimed trademark rights that have not been revealed through our searches. We may not undertake such searches and evaluation of third-party intellectual property rights and, as a result, may not be aware of intellectual property rights that could be asserted against our products or services. In addition, some of our employees were previously employed at other consumer product, medical device and Internet of Things/smart device companies. We may be subject to claims that our employees have disclosed, or that we have used, trade secrets or other proprietary information of our employees' former employers. Our efforts to identify and avoid infringing on third parties' intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement against us, even those without merit, could:

- be expensive and time-consuming to defend and result in payment of significant damages to third parties;
- force us to stop making or selling products and services that incorporate the intellectual property;
- require us to redesign, reengineer or rebrand our products and services, product candidates and technologies;
- require us to enter into royalty agreements that would increase the costs of our products and services;
- require us to indemnify third parties pursuant to contracts in which we have agreed to provide indemnification for intellectual property infringement claims;
- divert the attention of our management and other key employees; and
- result in our customers or potential customers deferring or limiting their purchase or use of the affected products and services impacted by the claims until the claims are resolved;

any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, new patents obtained by our competitors could threaten the continued commercialization of our products and services in the market even after they have already been introduced.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. We do not regularly conduct monitoring for unauthorized use at this time. From time to time, we seek to analyze our competitors' products and services, or seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property. However, the steps we have taken, or take in the future, to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products and services.

We believe some of the new market entrants in our industry, including some of the world's largest technology companies, may in the future infringe our intellectual property, and we may be required to engage in litigation to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology or actions in question. If we initiate legal proceedings against a third party to enforce a patent covering a product, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity or unenforceability are commonplace.

Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the PTO, or made a misleading statement, during prosecution. Mechanisms for such challenges include re-examination, post-grant review, IPR, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our products and services, or any future products and services that we may develop.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products and services. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearing, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Even if we ultimately prevail, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, the monetary cost of such litigation and the diversion of the attention of our management could outweigh any benefit we receive as a result of the proceedings. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.

Many of our employees and consultants were previously employed at or engaged by other companies, including our competitors or potential competitors. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers, competitors or other third parties. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, based on claims that our agreements with employees or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages or a settlement payment, a court could prohibit us from using technologies, features or other intellectual property that are essential to our products and services, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies, features or other intellectual property that are important or essential to our products and services could have a material adverse effect on our business and competitive position, and may prevent us from selling our products and services. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products and services, which could materially and adversely affect our business, financial condition, operating results, cash flows and prospects.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

Proprietary software and hardware development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we discover additional problems or design defects that prevent our proprietary software from operating properly. We have experienced product design issues in the past and continue to work to address those and anticipate additional concerns. If our services do not function reliably, malfunction, or fail to achieve customer expectations in terms of performance, customers could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain customers.

The software underlying our products and services is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after our products and services have been used by our customers. Any real or perceived errors, failures, bugs or other vulnerabilities discovered in our products or services could result in negative publicity and damage to our reputation, loss of customers, loss of or delay in market acceptance of our products and services, loss of competitive position, loss of revenue or liability for damages, fines or regulatory actions, overpayments or underpayments, any of which could harm our enrollment rates. Similarly, any real or perceived errors, failures, design flaws or defects in our devices could have similar negative results. In such an event, we may be required or may choose to expend additional resources in order to help correct the problem. Such efforts could be costly, or ultimately unsuccessful. Even if we are successful at remediating issues, we may experience damage to our reputation and brand. There can be no assurance that provisions typically included in our agreements with partners that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if unsuccessful, a claim brought against us by any customers or partners would likely be time-consuming and costly to defend and could seriously damage our reputation and brand.

Risks Related to Our Common Stock and Warrants

The price of our common stock and warrants may be volatile.

The price of our common stock and warrants may fluctuate due to a variety of factors, including:

- actual or anticipated fluctuations in our operating results or future prospects;
- our announcements or our competitors' announcements of new products and services;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- regulatory or other governmental actions, and actions taken in response to those actions;
- changes in accounting standards, policies, guidance, interpretations or principles;
- changes in our growth rates or our competitors' growth rates;
- developments regarding our patents or proprietary rights or those of our competitors;
- ongoing legal proceedings;
- commencement of, or involvement in, litigation involving the combined company;
- our ability to raise additional capital as needed;
- changes in our capital structure, such as future issuances of securities or the incurrence of new or additional debt;
- the volume of shares of common stock available for public sale and the size of our public float;
- conversion of our outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock (collectively, "Convertible Preferred Stock") and exercise of our outstanding warrants, and the resale of such shares into the market;
- additions and departures of key personnel;
- concerns or allegations as to the safety or efficacy of our products and services;

- sales of stock by us or members of our management team, our board of directors (the "Board") or certain significant stockholders;

- changes in stock market analyst recommendations or earnings estimates regarding our stock, other comparable companies or our industry generally; and

- changes in financial markets or general economic conditions, including the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, such as the ongoing wars between Russia and Ukraine and Israel and Hamas, acts of terrorism, and the COVID-19 pandemic or other public health crises.

These market and industry factors may materially reduce the market price of our common stock and warrants regardless of our operating performance.

Our failure to meet the NYSE's continued listing requirements could result in a delisting of our common stock.

If we fail to satisfy the NYSE's continued listing requirements, the NYSE may take steps to delist our common stock. For example, in April 2023, we were notified by NYSE that we were not in compliance with Section 802.01B of the NYSE Listed Company Manual as the average global market capitalization of our common stock over a consecutive 30 trading-day period and, at the same time, our last reported stockholders' equity were each less than $50 million. In May 2023, we submitted a business plan advising the NYSE of the definitive actions we had taken as of the date of that submission and were planning on taking in order to bring us into compliance with NYSE continued listing standards within 18 months of receipt of the NYSE Notification (the "Cure Period"). The plan was accepted by the NYSE in July 2023. There can be no assurance that we will be able to achieve the actions identified in our plan to regain compliance or that those actions will result in our market capitalization equaling or exceeding $50 million within the Cure Period. Even if we regain compliance, there can be no assurance that we will be able to maintain compliance with these or any other NYSE listing requirements.

Delisting from the NYSE could make trading our common stock more difficult for investors, potentially leading to declines in our share price and liquidity. In addition, without a NYSE market listing, stockholders may have a difficult time getting a quote for the sale or purchase of our common stock, the sale or purchase of our common stock would likely be made more difficult and the trading volume and liquidity of our common stock could decline. Delisting from the NYSE could also result in negative publicity and could also make it more difficult for us to raise additional capital. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded by other parties. If our common stock is delisted by the NYSE, our common stock may be eligible to trade on an over-the-counter quotation system, such as the OTCQB market, where an investor may find it more difficult to sell our common stock or obtain accurate quotations as to the market value of our common stock. We cannot assure you that our common stock, if delisted from the NYSE, would be eligible to be listed on another national securities exchange or quoted on an over-the counter quotation system.

If securities or industry analysts issue an adverse or misleading opinion regarding our common stock or warrants, the price and trading volume of our common stock and warrants could decline.

The trading market for our common stock and warrants will be influenced by the research and reports that industry or securities analysts publish about us or our business. We currently have limited research coverage by securities and industry analysts. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or the performance of our common stock or warrants, or if our operating results fail to meet the expectations of analysts, the price of our common stock and warrants would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price and trading volume of our common stock and warrants to decline.

Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.

Our directors, executive officers and holders of 5% or more of our capital stock and their respective affiliates beneficially own and/or have the right to acquire a significant amount of our common stock. As of March 1, 2024, these stockholders beneficially owned shares of our common stock and Convertible Preferred Stock that represented approximately 58.3% of the voting power of our capital stock. Among these holders is Eclipse Ventures LLC and its affiliates ("Eclipse"), which beneficially owns 40.6% of our common stock and may acquire additional shares of our common stock subject to provisions in warrants held by Eclipse that currently prevent Eclipse from acquiring shares of common stock that would result in their beneficial ownership exceeding 48.9%. Accordingly, these stockholders will be able to influence us through this ownership position. Subject to any fiduciary duties owed to our other stockholders under Delaware law, these stockholders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have some control over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your best interests. For as long as Eclipse holds a significant amount of our voting equity, it will be able to exert significant control over us. Eclipse may also determine to sell substantial amounts of our securities in one or more transactions, including to one or several private parties in negotiated transactions, which may result in those buyers subsequently being able to exert significant control over us.

This concentrated control, including that solely of Eclipse, may limit or preclude other stockholders' ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, these stockholders could use their voting influence to maintain our existing management and directors in office or support or reject other management and Board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions, and may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that stockholders may believe are in their best interest.

We may acquire other businesses or form other joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders' ownership, increase our debt or cause us to incur significant expense.

We may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and additional joint ventures that leverage our technology and industry experience to expand our offerings or distribution. We have no experience with acquiring other companies and limited experience with forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture. To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.

We also expect to continue to carry out internal strategic initiatives that we believe are necessary to grow our revenues and expand our business, both in the U.S. and abroad. For example, we have continued to invest in international expansion programs designed to increase our worldwide presence and take advantage of market expansion opportunities around the world. We cannot be certain that such initiatives will yield favorable results for us. Accordingly, if these initiatives are not successful, our business, financial condition and results of operations could be adversely affected.

If these risks materialize, our stock price could be materially adversely affected. Any difficulties in the integration of acquired businesses or unexpected penalties, liabilities or asset impairments in connection with such acquisitions or investments could have a material adverse effect on our business, financial condition and results of operations.

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

We are subject to the rules and regulations established from time to time by the SEC and NYSE. These rules and regulations require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

The global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions, including, for example, severely diminished liquidity and credit availability, rising interest and inflation rates, crises involving banking and financial institutions, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. If the equity and credit markets continue to deteriorate, or the United States enters a recession, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. In addition, there is a risk that one or more of our suppliers or other third-party providers may not survive an economic downturn or recession. As a result, our business, results of operations and price of our common stock may be adversely affected.

The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing public focus by investors, patients, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. Expectations regarding the management of ESG initiatives continues to evolve rapidly. While we may from time to time engage in various initiatives (including but not limited to voluntary disclosures, policies, or goals) to improve our ESG profile or respond to stakeholder expectations, we cannot guarantee that these initiatives will have the desired effect. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. In addition, even if we are effective at addressing such concerns, we may experience increased costs as a result of executing upon our sustainability goals that may not be offset by any benefit to our reputation, which could have an adverse impact on our business and financial condition. In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

We are subject to a series of risks regarding climate change.

There are inherent climate-related risks wherever business is conducted. Certain of our facilities, as well as third-party infrastructure on which we rely, are located in areas that have experienced, and are projected to continue to experience, various meteorological phenomena or other catastrophic events that may disrupt our or our suppliers' operations, cause damage or loss to facilities, result in additional costs or project delays, or otherwise adversely impact our business. Climate change may increase the frequency and/or intensity of such events. Climate change may also contribute to various chronic changes in the physical environment, such as changes in water levels or changes in ambient temperature or precipitation patterns, which may also impact our or our suppliers' operations.

Concerns about climate change may also result in actions by various investors, consumers, regulators, or other stakeholders. For example, various policymakers, including the U.S. SEC and the State of California, have adopted (or are considering adopting) requirements for the disclosure of certain climate-related information, which may require additional costs for us to comply. Our suppliers may be subject to similar risks, which may indirectly impact us as well.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, under certain circumstances, our loan and security agreement preclude us from paying dividends, and the terms of our Convertible Preferred Stock preclude us from paying dividends without the consent of the holders of at least a majority of the outstanding shares of Convertible Preferred Stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

The redemption of our outstanding Convertible Preferred Stock may require us to make a significant cash payment.

At any time from and after February 17, 2028, the holders of at least a majority of our then outstanding shares of Series A Convertible Preferred Stock and, at any time from and after March 1, 2029, the holders of at least a majority of our then outstanding shares of Series B Convertible Preferred Stock may specify a date and time or the occurrence of an event by vote or written consent that all, and not less than all, of such outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, as applicable, will automatically be: (i) converted into shares of common stock at the conversion rate then in effect, (ii) subject to certain exceptions and limitations, redeemed for an amount per share of such applicable shares of Series A Preferred Stock or Series B

Preferred Stock equal to the liquidation preference of $1,000 per share plus all accrued or declared but unpaid dividends as of the redemption date and time or (iii) a combination of the foregoing.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company, prevent attempts to replace or remove current management and reduce the market price of our common stock and warrants.

Provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our certificate of incorporation and bylaws authorize our Board to issue up to 100 million shares of preferred stock. As a result, without further stockholder approval, our Board will have the authority to attach special rights, including voting and dividend rights, to this preferred stock, including pursuant to a stockholder rights plan. With these rights, preferred stockholders could make it more difficult for a third-party to acquire us. In addition, our certificate of incorporation and bylaws provide for a staggered Board, whereby directors serve for three-year terms, with one-third of the directors coming up for reelection each year. A staggered Board will make it more difficult for a third-party to obtain control of our Board through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our Board. We are also subject to anti-takeover provisions under the Delaware General Corporation Law ("DGCL"). Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third-party from making a takeover offer and could delay or prevent a change in control of us. For purposes of these provisions, an "interested stockholder" generally means someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in the DGCL.

We are an "emerging growth company" and the reduced disclosure requirements applicable to emerging growth companies may make our common stock and warrants less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. As an emerging growth company, we may follow reduced disclosure requirements and do not have to make all of the disclosures that public companies that are not emerging growth companies do. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (b) December 31, 2025; (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our Common Stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the consolidated financial statements (i.e., an auditor discussion and analysis)

- reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

- exemptions from the requirements of holding a nonbinding advisory vote of stockholders on executive compensation, stockholder approval of any golden parachute payments not previously approved and having to disclose the ratio of the compensation of our chief executive officer to the median compensation of our employees.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates.

We may choose to take advantage of some, but not all, of the available exemptions for emerging growth companies. We cannot predict whether investors will find our common stock or warrants less attractive if we rely on these exemptions. If some investors find our common stock or warrants less attractive as a result, there may be a less active trading market for our common stock and warrants and our share and warrant price may be more volatile.

Our bylaws provide that the state or federal courts located within the State of Delaware are the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that the state or federal courts located within the State of Delaware are the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to our stockholders, (iii) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the DGCL, our bylaws, or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. However, this choice of forum provision does not apply to (a) actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of Delaware courts, or (b) actions in which a federal court has assumed exclusive jurisdiction to a proceeding. This choice of forum provision is not intended to apply to any actions brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our bylaws also provide that the federal district courts of the U.S. of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the Securities Act). This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees or stockholders, which may discourage such lawsuits against us and our directors, officers and other employees or stockholders.

Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

You may only be able to exercise our public warrants on a "cashless basis" under certain circumstances, and if you do so, you will receive fewer shares of common stock from such exercise than if you were to exercise such warrants for cash.

In the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the shares of common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the shares of common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of "covered securities" under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the public warrants for redemption. If you exercise your public warrants on a cashless basis, you would pay the warrant exercise price by surrendering the warrants for that number of shares of common stock equal to (A) the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the "Fair Market Value" (as defined in the next sentence) over the exercise price of the warrants by (y) the Fair Market Value and (B) 0.361 per whole warrant. The "Fair Market Value" is the average reported last sale price of the common stock as reported for the 10 trading day period ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of common stock from such exercise than if you were to exercise such warrants for cash.

We may amend the terms of the warrants in a manner that may have an adverse effect on holders of public warrants with the approval by the holders of at least 50% of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of shares of common stock purchasable upon exercise of a warrant could be decreased, all without your approval.

Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company (the "Warrant Agreement"), as warrant agent, and us. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or curing, correcting or supplementing any defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the interests of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding public warrants is required to make any change that adversely affects the rights of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder of public warrants if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or shares, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a warrant.

Our Warrant Agreement designates the courts of the State of New York or the U.S. District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.

Our Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the U.S. District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the U.S. are the sole and exclusive forum.

This choice-of-forum provision may limit a warrant holder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board.

Item 1B. Unresolved Staff Comments.

None

Item 1C. Cybersecurity.

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is designed and assessed to align with practices recommended by the National Institute of Standards and Technology (NIST) and the FDA, to help us identify, assess and manage cybersecurity risks relevant to our business. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use these standards as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our Quality Management system, our overall enterprise risk management, and shares common methodologies, reporting channels and governance processes that apply across the Company to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include, but are not limited to the following:

- a framework for identifying, mitigating and responding to cybersecurity threats and vulnerabilities;

- cybersecurity management and support, including team members responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls, including benchmarking against NIST and FDA standards, and support customer data transfer;

- cybersecurity awareness training for employees;

- security tools in our system to monitor and detect cybersecurity threats;

- cyber liability insurance

- a cybersecurity incident response plan that includes how to respond to cybersecurity incidents; and

- a third-party risk management process, including contractual obligations, for service providers, suppliers and vendors who have access to our critical systems and information.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information, see Part I. Item 1A "Risk Factors— Risks Related to Our Business and Operations— Our business and operations may suffer in the event of IT system failures, cyberattacks or deficiencies in our cybersecurity."

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the "Committee") oversight of cybersecurity and other IT risks. The Committee oversees management's implementation of our cybersecurity risk management program. Our Chief Technology Officer (CTO) and Chief Operating Officer are responsible for assessing and managing our material risks from cybersecurity threats, and provide the Audit Committee of the Board of Directors with quarterly updates on the performance of our program. The CTO regularly updates the full Board of Directors on information security matters and risk, including cybersecurity, as requested by the Committee. In addition, management updates the Committee, as necessary, regarding any significant cybersecurity incidents.

Our management team stays informed about and monitors efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment. Our Company has also established a data security team, comprised of cross-functional team members to address cybersecurity threats and incidents and engage third-party consultants as needed to address these risks.

Item 2. Properties.

Our corporate headquarters are located in Lehi, Utah, where we lease approximately 56,000 square feet of office space. We use this leased space primarily for management, marketing, finance, legal, regulatory compliance, human resources and general administrative teams, research and development, engineering and laboratory space. This lease is set to expire on July 31, 2024, subject to our option to extend the term through July 31, 2034.

As a result of a transition to a primarily remote working environment during 2021, we entered into agreements to sub-lease its office space through July 31, 2024, but maintains the ability to re-occupy the space subsequent to the expiration of the sub-lease. We entered into an office lease in 2022 with approximately 7,600 square feet, suitable for our current needs. This newly leased space is utilized primarily for business meetings, research and development, engineering, quality and laboratory space.

Item 3. Legal Proceedings.

In the ordinary course of business we face various claims brought by third parties, and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation, and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our business, financial condition and results of operations. Additionally, any such claims, whether or not successful, could damage our reputation and business.

In November 2021, two putative class action complaints were filed against us in the U.S. District Court for the Central District of California, the first captioned Butala v. Owlet, Inc., Case No. 2:21-cv-09016, and the second captioned Cherian v. Owlet, Inc., Case No. 2:21-cv-09293. Both complaints alleged violations of the Securities Exchange Act of 1934 ("Exchange Act") against the Company and certain of its officers and directors on behalf of a putative class of investors who: (a) purchased the Company's common stock between March 31, 2021 and October 4, 2021 ("Section 10(b) Claims"); or (b) held common stock in SBG as of June 1, 2021, and were eligible to vote at SBG's special meeting held on July 14, 2021 ("Section 14(a) Claims"). Both complaints allege, among other things, that the Company and certain of its officers and directors made false and/or misleading statements and failed to disclose certain information regarding the FDA's likely classification of the Owlet Smart Sock as a medical device requiring marketing authorization.

On September 8, 2023, the Court ruled that while the Butala and Cherian cases were consolidated, there would be two distinct and separate classes to represent the Section 10(b) Claims and Section 14(a) Claims, respectively, and appointed lead plaintiffs and lead counsel for each class. Amended complaints were filed for each class on November 21, 2023, and then further amended in consolidated filings on December 22, 2023. The Company intends to vigorously defend itself against these claims and filed in response to each complaint, on February 9, 2024, its motions to dismiss the cases in response to these complaints, on behalf of itself and the named officers and directors.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market information for Common Stock

Our common stock is listed on the NYSE under the symbol "OWLT."

Holders of Record

As of March 4, 2024, there were 86 holders of record. The number of holders of record does not include a substantially greater number of "street name" holders or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

We have never declared or paid dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore do not expect to pay any dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness, including our current loan and security agreement. Additionally, the terms of our Convertible Preferred Stock preclude us from paying dividends without the consent of the holders of at least a majority of the outstanding shares of such applicable series of Convertible Preferred Stock. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

Recent Sales of Unregistered Securities; Purchases of Equity Securities by the Issuer or Affiliated Purchaser

Sales of Unregistered Equity Securities

Except as previously disclosed in our Current Report on Form 8-K filed with the SEC on February 21, 2023, there were no unregistered sales of equity securities for the year ended December 31, 2023.

Purchases of Equity Securities

We did not repurchase shares of our common stock during the three months ended December 31, 2023.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Overview

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report (this "Report"). This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our results may differ materially from those currently described in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" disclosed in this Report. Throughout this Item 7, unless otherwise noted, "we", "us", "our" and the "Company" refer to Owlet, Inc. and its consolidated subsidiaries.

Overview

Our mission is to empower parents with the right information at the right time, to give them more peace of mind and help them find more joy in the journey of parenting. Our digital parenting platform aims to give parents real-time data and insights to help parents feel calmer and more confident. We believe that every parent deserves peace of mind and the opportunity to feel their well-rested best. We also believe that every child deserves to live a long, happy, and healthy life, and we are working to develop products to help facilitate that belief.

Dream Sock De Novo Device Classification

Our Dream Sock received a de novo device classification from United States Food and Drug Administration ("FDA") for a first-of-its kind, over-the-counter device for use in the home environment that provides a notification to the caregiver when an infant's pulse rate and/or oxygen saturation moves outside of preset ranges ("Health Notifications"), displays the infant's live pulse rate and oxygen saturation values and trends ("Live Health Readings"), and is intended for use in infants who are 1 to 18 months of age and between 6 and 30 pounds.

2023 Private Placement Financing

On February 17, 2023, the Company consummated a sale of newly issued Series A Convertible Preferred Stock ("Series A Preferred Stock") and warrants to purchase its common stock ("2023 Private Placement Warrants") involving participation from new and existing investors, for aggregate gross proceeds of $30.0 million.

Pursuant to the terms of the definitive agreements, Owlet issued shares of Series A Preferred Stock that are convertible into approximately 4.4 million shares of common stock. Each purchaser also received a warrant to purchase 180% of the number of shares of common stock into which their Series A preferred stock is convertible. The 2023 Private Placement Warrants have a per share exercise price of $4.66 and are exercisable by the holder at any time on or before February 17, 2028.

2024 Private Placement Financing

On February 29, 2024, the Company consummated a sale of newly issued Series B Convertible Preferred Stock ("Series B Preferred Stock") and warrants to purchase its common stock ("2024 Private Placement Warrants"), involving participation from existing investors, for aggregate gross proceeds of $9.3 million.

Pursuant to the terms of the definitive agreement, Owlet issued shares of Series B Preferred Stock that are convertible into approximately 1,199,351 shares of common stock. Each purchaser also received a warrant to purchase 150% of the number of shares of common stock into which their Series B Preferred Stock is convertible. The 2024 Private Placement Warrants have a per share exercise price of $7.7125 and are exercisable by the holder at any time on or before March 1, 2029.

NYSE Notification

In April 2023, we were notified by NYSE that we were not in compliance with Section 802.01B of the NYSE Listed Company Manual as the average global market capitalization of our common stock over a consecutive 30 trading-day period and, at the same time, our last reported stockholders' equity were each less than $50 million (the "NYSE Notification"). In May 2023, we submitted a business plan advising the NYSE of the definitive actions we had taken as of the date of that submission and were planning on taking in order to bring us into compliance with NYSE continued listing standards within 18 months of receipt of the NYSE Notification. The plan was accepted by the NYSE in July 2023. See Part I, Item 1A. "Risk Factors—Our failure to meet the NYSE's continued listing requirements could result in a delisting of our common stock" in this Report.

Components of Operating Results

Revenues

We recognize revenue primarily from products and the associated mobile applications. Revenues are recognized when control of goods and services is transferred to customers in an amount that reflects the consideration expected to be received by us in exchange for those goods and services. Substantially all of the Company's revenues were derived from product sales.

Cost of Revenues

Cost of revenues consists of product costs, including contract manufacturing, shipping and handling, depreciation and amortization relating to tooling and manufacturing equipment and software, warranty replacement, fulfillment costs, warehousing, hosting, and reserves for excess and obsolete inventory.

Operating Expenses

General and Administrative. General and administrative expenses consist primarily of salaries, benefits, stock-based compensation, and bonuses for finance and accounting, legal, human resources and administrative executives and employees; third-party legal, accounting, and other professional services; corporate travel and entertainment; depreciation and amortization of property and equipment; and facilities rent.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, benefits, stock-based compensation, commissions, and bonuses for sales and marketing employees and contractors; third-party marketing expenses such as social media and search engine marketing; email marketing and print marketing.

Research and Development. Research and development expenses consist primarily of salaries, benefits, stock-based compensation, and bonuses for employees and contractors engaged in the design, development, maintenance and testing of our products and platforms.

Other Income (Expense)

Interest Expense, Net. Interest expense consists of interest incurred on our outstanding borrowings and amortization of the associated deferred financing costs net of interest income earned on our money market account.

Common Stock Warrant Liability Adjustment. Mark to market adjustment to recognize the change in fair value of the common stock warrant liability in other income (expense).

Other Income (Expense), Net. Other income (expense), net includes our net gain (loss) on foreign exchange transactions and loss on extinguishment of debt.

Income Tax Provision. Income tax provision consists primarily of U.S. federal and state income taxes related to the tax jurisdictions in which we conduct business.

Results of Operations

The following table sets forth our results of operations for the periods indicated in millions (note that amounts within this Item 7 shown in millions may not sum due to rounding):

| | For the Years Ended December 31, | |
	2023	2022
Revenues	$ 54.0	$ 69.2
Cost of revenues	31.4	45.9
Gross profit	22.6	23.3
Operating expenses:		
General and administrative	27.3	41.5
Sales and marketing	13.5	38.5
Research and development	10.3	27.9
Total operating expenses	51.2	107.9
Operating loss	(28.6)	(84.6)
Other income (expense):		
Interest expense, net	(3.2)	(1.1)
Common stock warrant liability adjustment	(0.9)	6.3
Other income (expense), net	(0.1)	0.1
Total other income (expense), net	(4.3)	5.3
Loss before income tax provision	(32.9)	(79.3)
Income tax provision	0.0	0.0
Net loss and comprehensive loss	$ (32.9)	$ (79.3)

Revenues

| | For the Years Ended December 31, | | Change | |
(dollars in millions)	2023	2022	$	%
Revenues	$ 54.0	$ 69.2	$ (15.2)	(22.0%)

Revenues decreased by $15.2 million, or 22.0%, from $69.2 million for the year ended December 31, 2022 to $54.0 million for the year ended December 31, 2023. The decrease was primarily due to lower sales of Owlet Sock products, impacted by retailers targeting lower inventory levels, reflecting macroeconomic conditions. The year ended December 31, 2022 included the initial launch of the Dream Sock product and included significant sell-in sales of the Dream Sock across all channel partners, which did not occur in 2023.

Cost of Revenues and Gross Profit

(dollars in millions)	For the Years Ended December 31,				Change			
		2023		2022		$		%
Cost of revenues	$	31.4	$	45.9	$	(14.5)		(31.5%)
Gross profit	$	22.6	$	23.3	$	(0.7)		(3.1%)
Gross margin		41.8%		33.7%				

Cost of revenues decreased by $14.5 million, or 31.5%, from $45.9 million for the year ended December 31, 2022 to $31.4 million for the year ended December 31, 2023. The decrease was primarily due to the decrease in product sales. Gross margin increased from 33.7% for the year ended December 31, 2022 to 41.8% for the year ended December 31, 2023 primarily due to lower product returns and lower direct product costs.

General and Administrative

(dollars in millions)	For the Years Ended December 31,				Change			
		2023		2022		$		%
General and administrative	$	27.3	$	41.5	$	(14.2)		(34.2%)

General and administrative expense decreased by $14.2 million, or 34.2%, from $41.5 million for the year ended December 31, 2022 to $27.3 million for the year ended December 31, 2023. The decrease was driven primarily by lower compensation expense, including stock-based compensation, from reduced general and administrative headcount as a result of the restructuring actions taken during the fiscal year 2022. Additionally, we took cost saving measures to reduce spend on consulting services.

Sales and Marketing

(dollars in millions)	For the Years Ended December 31,				Change			
		2023		2022		$		%
Sales and marketing	$	13.5	$	38.5	$	(25.0)		(64.9%)

Sales and marketing expense decreased by $25.0 million, or 64.9%, from $38.5 million for the year ended December 31, 2022 to $13.5 million for the year ended December 31, 2023. The decrease was driven by a decrease in all sales and marketing spend, including lower compensation expense from reduced sales and marketing headcount. Additionally, we reduced spend on digital advertising and retail channel marketing spend.

Research and Development

(dollars in millions)	For the Years Ended December 31,				Change			
		2023		2022		$		%
Research and development	$	10.3	$	27.9	$	(17.5)		(62.9%)

Research and development expense decreased by $17.5 million, or 62.9%, from $27.9 million for the year ended December 31, 2022 to $10.3 million for the year ended December 31, 2023. These decreases were primarily driven by lower compensation expense from reduced research and development headcount. Additionally, the Company took cost saving measures to reduce spend on consulting services.

Other Income (Expense)

(dollars in millions)	For the Years Ended December 31,				Change			
		2023		2022		$		%
Interest expense, net	$	(3.2)	$	(1.1)	$	(2.1)		189.0%
Common stock warrant liability adjustment	$	(0.9)	$	6.3	$	(7.3)		(114.6%)
Other income (expense), net	$	(0.1)	$	0.1	$	(0.2)		(282.3%)

Interest expense increased by $2.1 million, from $1.1 million for the year ended December 31, 2022 to $3.2 million for the year ended December 31, 2023. As described in Note 7, *Commitments and Contingencies* to the consolidated financial statements included elsewhere in this Report, we entered into an agreement with a significant vendor to pay $3.0 million of interest over 36 months with respect to past due payables. The present value of the future payments was expensed and included within interest expense, net on the consolidated statements of operations for the year ended December 31, 2023.

For the year ended December 31, 2023, we recognized a loss of $0.9 as compared to a gain of $6.3 million for the same period in the prior year resulting from an increase in the fair value of common stock warrants outstanding.

Liquidity and Capital Resources

We have historically funded our operations primarily with proceeds from issuances of our convertible preferred stock, issuances of our common stock, borrowings under our loan facilities, issuances of convertible promissory notes, and sales of our products and services. In connection with the Merger, we raised $133.9 million net proceeds, which combined with the sale of products and services funded our operations from the date of the Merger through the year ended December 31, 2022. As of December 31, 2023, we had cash and cash equivalents of $16.6 million.

On February 17, 2023 we entered into private placement investment agreements with certain investors, pursuant to which we issued and sold to the investors (i) an aggregate of 30,000 shares of the Company's Series A convertible preferred stock, par value $0.0001 per share and (ii) warrants to purchase an aggregate of 7,871,712 shares of our common stock, par value $0.0001 per share ("February 2023 Warrants") for an aggregate purchase price of $30.0 million.

The Series A convertible preferred stock is convertible into common stock at the option of the holder at any time after February 17, 2023 and ranks, with respect to dividend rights, rights of redemption and rights upon a liquidation event, (i) senior to the common stock and all other classes or series of equity securities of the Company established after February 17, 2023, unless such shares or equity securities expressly provide that they rank in parity with or senior to the Series A convertible preferred stock with respect to dividend rights, rights of redemption or rights upon a liquidation event, (ii) on parity with each class or series of equity securities of the Company established after the February 17, 2023, the terms of which expressly provide that it ranks on parity with the Series A convertible preferred stock with respect to dividend rights, rights of redemption and rights upon a liquidation event and (iii) junior to each class or series of equity securities of the Company established after February 17, 2023, the terms of which expressly provide that it ranks senior to the Series A convertible preferred stock with respect to dividend rights, rights of redemption and rights upon a liquidation event. Except as otherwise provided in the certificate of designation relating to the Series A convertible preferred stock or as required by law, holders of shares of Series A convertible preferred stock are entitled to vote with the holders of shares of common stock (and any other class or series that may similarly be entitled to vote with the holders of common stock) on an as-converted to common stock basis at any annual or special meeting of stockholders of the Company, and not as a separate class.

At any time from and after February 17, 2028, the holders of at least a majority of the then outstanding shares of Series A convertible preferred stock may specify a date and time or the occurrence of an event by vote or written consent that all, and not less than all, of the outstanding shares of Series A preferred stock will automatically be: (i) converted into shares of common stock at a conversion rate of 145.7726 per share (the "Conversion Rate"), (ii) subject to certain exceptions and limitations, redeemed for an amount per share of Series A preferred stock equal to the liquidation preference of one thousand dollars per share, plus all accrued or declared but unpaid dividends as of the redemption date and time or (iii) a combination of the foregoing.

Subject to certain exceptions, upon the occurrence of a fundamental change, voluntary or involuntary liquidation, dissolution or winding-up of the Company, we will be required to pay an amount per share of Series A Preferred

Stock equal to the greater of (i) one thousand dollars per share or (ii) the consideration per share of Series A Preferred Stock as would have been payable had all such shares been converted to common stock immediately prior to the liquidation event, plus, in each case, the aggregate amount of all declared but unpaid dividends thereon to the date of final distribution to the holders of Series A Preferred Stock.

Each of the February 2023 Warrants sold in the private placement offering is exercisable for one share of common stock at an exercise price of $4.66 per share, is immediately exercisable, and will expire on February 17, 2028. None of the warrants have been exercised as of December 31, 2023. As the February 2023 Warrants could require cash settlement in certain scenarios, the warrants were classified as liabilities upon issuance and were initially recorded at an aggregate estimated fair value of $26.1 million. The total proceeds from the offering were first allocated to the liability classified warrants, based on their fair values, with the residual $3.9 million allocated to the Series A convertible preferred stock. The Series A convertible stock will accrete to its redemption value, starting from the issuance date to the date at which the shares become redeemable on February 17, 2028. Accretion will be recorded as a deemed dividend.

We incurred $2.0 million of issuance costs related to the offering, of which $1.5 million were paid as of December 31, 2023. Issuance costs allocated to the preferred stock of $0.3 million were recorded as a reduction to the Series A preferred stock. Issuance costs allocated to the liability classified warrants of $1.7 million were recorded as an expense within general and administrative expenses.

On February 25, 2024 we entered into a private placement investment agreement with certain investors, pursuant to which we issued and sold to the investors (i) an aggregate of 9,250 shares of the Company's Series B convertible preferred stock, par value $0.0001 per share and (ii) warrants to purchase an aggregate of 1,799,021 shares of our common stock, par value $0.0001 per share (the "February 2024 Warrants"), for an aggregate purchase price of $9.25 million.

The Series B convertible preferred stock is convertible into common stock at the option of the holder at any time after February 29, 2024 and ranks, with respect to dividend rights, rights of redemption and rights upon a liquidation event, (i) equal to the Company's Series A convertible preferred stock, (ii) senior to the common stock and all other classes or series of equity securities of the Company established after February 29, 2024, unless such shares or equity securities expressly provide that they rank in parity with or senior to the Series B convertible preferred stock with respect to dividend rights, rights of redemption or rights upon a liquidation event, (iii) on parity with each class or series of equity securities of the Company established after the February 29, 2024, the terms of which expressly provide that it ranks on parity with the Series B convertible preferred stock with respect to dividend rights, rights of redemption and rights upon a liquidation event and (iv) junior to each class or series of equity securities of the Company established after February 29, 2024, the terms of which expressly provide that it ranks senior to the Series B convertible preferred stock with respect to dividend rights, rights of redemption and rights upon a liquidation event. Except as otherwise provided in the certificate of designation relating to the Series B convertible preferred stock or as required by law, holders of shares of Series B convertible preferred stock are entitled to vote with the holders of shares of common stock (and any other class or series that may similarly be entitled to vote with the holders of common stock) on an as-converted to common stock basis at any annual or special meeting of stockholders of the Company, and not as a separate class.

At any time from and after March 1, 2029, the holders of at least a majority of the then outstanding shares of Series B convertible preferred stock may specify a date and time or the occurrence of an event by vote or written consent that all, and not less than all, of the outstanding shares of Series B preferred stock will automatically be: (i) converted into shares of common stock at a conversion rate of 129.6596 per share, (ii) subject to certain exceptions and limitations, redeemed for an amount per share of Series B preferred stock equal to the liquidation preference of one thousand dollars per share, plus all accrued or declared but unpaid dividends as of the redemption date and time or (iii) a combination of the foregoing.

Subject to certain exceptions, upon the occurrence of a fundamental change, voluntary or involuntary liquidation, dissolution or winding-up of the Company, we will be required to pay an amount per share of Series B Preferred Stock equal to the greater of (i) one thousand dollars per share or (ii) the consideration per share of Series B Preferred Stock as would have been payable had all such shares been converted to common stock immediately prior to the liquidation event, plus, in each case, the aggregate amount of all declared but unpaid dividends thereon to the date of final distribution to the holders of Series B Preferred Stock.

Each of the February 2024 Warrants sold in the private placement offering is exercisable for one share of common stock at an exercise price of $7.7125 per share, is immediately exercisable, and will expire on March 1, 2029. None of the warrants have been exercised as of the filing of this Annual Report on Form 10-K.

Funding Requirements and Going Concern

In accordance with Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since inception, we have experienced recurring operating losses and generated negative cash flows from operations, resulting in an accumulated deficit of $255.7 million as of December 31, 2023. During the years ended December 31, 2023 and 2022, we had negative cash flows from operations of $23.5 million and $81.4 million, respectively. As of December 31, 2023, we had $16.6 million of cash on hand.

Year over year declines in revenue, recurring operating losses, negative cash flows from operations since inception, and a low cash balance relative to current debt obligations raise substantial doubt about our ability to continue as a going concern within one year after the date that the accompanying consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis and accordingly, do not include any adjustments relating to the recoverability and classification of asset carrying amounts, or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

As we continue to address these financial conditions, management has undertaken the following actions:

- As described further in Note 9, on February 17, 2023, we consummated a sale of preferred stock and warrants to purchase our common stock for aggregate gross proceeds of $30.0 million. More recently, as described further in Note 14, on February 29, 2024, we consummated a sale of preferred stock and warrants to purchase our common stock for aggregate gross proceeds of $9.3 million.

- As described in Note 6, we have entered into amendments to our financing arrangement with SVB, which, among other revisions, (i) deferred certain payments of principal by the Company until September 1, 2023, (ii) deferred the maturity of the revolving line of credit (the "SVB Revolver") from April 22, 2024 to December 31, 2024, (iii) had SVB waive certain stated events of default, (iv) expanded the eligibility of inventory and accounts that the Company can borrow against, and (v) modified certain financial covenants required of the Company.

- During the year ended December 31, 2022, we undertook restructuring actions, which significantly reduced employee headcount and reduced operating spend. This included the reduction of consulting and outside services, the reduction of marketing programs, and the prioritization of and sequencing of research and development projects. We recognized $1.4 million of restructuring charges within operating expenses on the consolidated statements of operations for the year ended December 31, 2022. The restructuring charges consisted primarily of severance expense and related employee benefits, most of which was paid during the year.

We have not generated sufficient cash flows from operations to satisfy our capital requirements. There can be no assurance that we will generate sufficient future cash flows from operations due to potential factors, including but not limited to inflation, recession, or reduced demand for our products. If revenues further decrease from current levels, we may be unable to further reduce costs, or such reductions may limit our ability to pursue strategic initiatives and grow revenues in the future.

There can be no assurance that we will be able to obtain additional financing on terms acceptable to us, if at all. Failure to secure additional funding may require us to modify, delay or abandon some of our planned future development, or to otherwise enact further operating cost reductions, which could have a material adverse effect on our business, operating results, financial condition and ability to achieve our intended business objectives.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies, products or services that we would otherwise pursue on our own.

Loan and Security Agreement with Silicon Valley Bank

On November 23, 2022, we entered into the Third Amended and Restated Loan and Security Agreement (the "November 2022 LSA") with Silicon Valley Bank, now a division of First Citizens Bank and Trust Company ("SVB"). The November 2022 LSA amended, restated and replaced in its entirety the prior Second Amended and Restated Loan and Security Agreement, dated April 22, 2020, and all prior amendments. On March 27, 2023, we entered into the first amendment to the November 2022 LSA with SVB (the "March 2023 Amendment"), which, among other revisions, (i) deferred certain payments of principal by the Company until September 1, 2023, (ii) had SVB waive certain stated events of default, (iii) expanded the eligibility of inventory and accounts that the Company can borrow against, and (iv) modified certain financial covenants required of the Company.

On August 10, 2023, we entered into the second amendment to the November 2022 LSA with SVB (the "August 2023 Amendment") that clarified the calculation of the financial covenants under the agreement.

On November 13, 2023, we entered into a waiver and third amendment to the November 2022 LSA (the "November 2023 Amendment" and together with the November 2022 LSA, the March 2023 Amendment, and the August 2023 Amendment, the "LSA") with SVB to, among other things, waive our violation of the adjusted EBITDA covenant for the three months ended September 30, 2023, and to revise the adjusted EBITDA requirements for future periods.

As of December 31, 2023, we were in violation of our adjusted EBITDA requirement. On March 8, 2024, we entered into a waiver and fourth amendment to the November 2022 LSA (the "March 2024 Amendment" and together with the November 2022 LSA, the March 2023 Amendment, the August 2023 Amendment, and the November 2023 Amendment, the "LSA") with SVB, which, among other revisions, (i) deferred the maturity of the revolving line of credit (the "SVB Revolver") from April 22, 2024 to December 31, 2024, (ii) had SVB waive certain stated events of default, (iii) expanded the eligibility of inventory and accounts that we can borrow against, and (iv) modified certain financial covenants required of the Company.

Line of Credit

The LSA provides for a $10.0 million revolving line of credit (the "SVB Revolver") as of December 31, 2023. The SVB Revolver is an asset-based lending facility subject to borrowing base availability, which is limited by specified percentages of eligible accounts receivable and eligible inventory. Borrowing base availability can be impacted based upon the period's eligible accounts receivable and eligible inventory and may be significantly lower than the full $10.0 million line of credit. As of December 31, 2023, borrowing base availability was $9.3 million.

The SVB Revolver facility matures and terminates on April 22, 2024. As of December 31, 2023, the SVB Revolver bore interest on the outstanding principal amount at a floating rate per annum equal to the greater of (i) 5.00% and (ii) the prime rate plus the prime rate margin, which is 2.25%. As of December 31, 2023 there was $9.3 million of outstanding borrowings under the SVB Revolver.

Term Loan

The LSA also provided for an $8.5 million term loan (the "Term Loan"), replacing the term loans made under the previous agreement, of which $5.0 million was outstanding as of December 31, 2023. The Term Loan amortizes with equal monthly installments of $0.5 million and matures on October 1, 2024.

The Term Loan accrues interest on the outstanding principal amount at a floating rate per annum equal to the greater of (i) five and three-quarters percent (5.75%) and (ii) the prime rate plus a prime rate margin of 3.50%, and such interest is payable (a) monthly in arrears, (b) on each prepayment date and (c) on the Term Loan Maturity Date. All outstanding principal and accrued and unpaid interest and all other Term Loan-related outstanding obligations shall become due and payable in full on the Term Loan maturity date.

We believe that the fair value of the Term Loan approximates the recorded amount as of December 31, 2023 and 2022, as the interest rates on the long-term debt are variable and the rates are based on market interest rates (bank's prime rate) after consideration of default and credit risk (using Level 2 inputs).

Financed Insurance Premium

In July 2023, we renewed our corporate directors & officers and employment liability policies and entered into a new short-term commercial premium finance agreement with First Insurance Funding totaling $0.9 million to be paid in eleven equal monthly payments, accruing interest at a rate of 8.29% (the "Financed Insurance Premium").

Cash Flows

The following table summarizes our cash flow (in millions):

	Year Ended December 31,	
	2023	**2022**
Net cash used in operating activities	$ (23.5)	$ (81.4)
Net cash used in investing activities	(0.1)	(1.6)
Net cash provided by financing activities	28.9	(0.9)
Net change in cash and cash equivalents	$ 5.3	$ (83.8)

Operating Activities

For the year ended December 31, 2023, net cash used in operating activities was $23.5 million as compared to net cash used in operating activities of $81.4 million in the prior year. The change in operating cash flows was primarily driven by a lower net loss and lower working capital usage. Lower working capital usage was driven by decreases in accounts receivable and inventory levels, as compared to increases in the prior year. The decrease in accounts receivable and inventory levels resulted from our focus on improving our cash conversion cycle for the year ended December 31, 2023. These were partially offset by a larger decrease in accounts payable and accrued and other expenses as compared to the prior year, as we used proceeds from the February 2023 preferred stock issuance to pay down a significant amount of our current liabilities during the year ended December 31, 2023.

Investing Activities

For the year ended December 31, 2023, net cash used in investing activities decreased to $0.1 million from $1.6 million for the year ended December 31, 2022. The decrease in cash used for investing activities is primarily related to the prioritization of research and development projects in correlation with the restructuring actions taken during the fiscal year 2022.

Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was $28.9 million as compared to cash used in financing activities of $0.9 million for the year ended December 31, 2022, primarily driven by the private placement offering of shares of preferred stock in February 2023, partially offset by debt payments.

Critical Accounting Policies and Estimates

Our significant accounting policies are fundamental to understanding our results of operations and financial condition as they require that we use estimates and assumptions that may affect the value of our assets or liabilities and financial results. For a summary of our significant accounting policies, estimates, and methods used in the preparation of the consolidated financial statements, see Part II. Item 8. "Financial Statements and Supplementary Data" - Note 2.

The accounting policies and estimates described below are those we consider most critical in preparing its consolidated financial statements because they require management to make subjective and complex judgments about matters that are inherently uncertain. Actual results may differ from these estimates under different assumptions or conditions.

Sales Returns, Rebates, Discounts, and Allowances

Our contract liabilities include promises to provide customers rights of return as well as promises to issue discounts and provide rebates or allowances to certain retail channel customers if specified conditions are met. Revenues are reduced in the accompanying consolidated statements of operations and comprehensive loss for anticipated sales returns, discounts, and allowances, based on our analysis of historical sales returns and contractual discounts and allowances. Expected returns, as well as estimated discounts and allowances that have been earned but not yet honored or paid out, are included in accrued and other expenses in the accompanying balance sheets. Actual returns may vary from estimates if we experience a change in actual sales returns or exchange patterns due to unanticipated changes in products or competitive pressures.

Sales return rates, excluding the impact of regulatory actions, have been sufficiently predictable to allow us to estimate expected future returns. We review the actual returns in our direct to consumer channels as a percentage of sales to determine the historical rate of return. The historical rate of return is used as a basis for estimating future returns based on current sales. The sales return estimate can be affected by the release of new products and changes to sales channels. Actual returns may vary from estimates if we experience a change in actual sales returns or exchange patterns due to unanticipated changes in products, competitive pressures, or regulatory actions.

Sales rebates, discounts, and allowances provided to our customers have been sufficiently predictable to allow us to estimate expected future discounts and allowances. Discounts and allowances are estimable based on existing and expected promotional programs and contractual terms in place at the time of sale. New promotional programs or changes to existing promotional programs could impact the estimated sales rebates, discounts, and allowances

Income Taxes

In evaluating the ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined to not be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such a determination is made. As of December 31, 2023 and December 31, 2022, we recorded a full valuation allowance on our deferred tax assets.

Uncertain tax positions are recorded when it is more likely than not that a given tax position would not be sustained upon examination by taxing authorities. Based on positions taken in our tax filings, we concluded that there are no significant uncertain tax positions requiring disclosure as of December 31, 2023 and December 31, 2022, and that there are no material amounts of unrecognized tax benefits. Our policy for recording interest and penalties related to income taxes, including uncertain tax positions, is to record such items as a component of the provision for income taxes.

Emerging Growth Company Status

We qualify as an emerging growth company (''EGC'') as defined in the Jumpstart our Business Startups (''JOBS'') Act. The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We intend to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an EGC, we are not required to, among other things: (i) provide an auditor's attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosures that may be required of non-EGCs under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor's report on the consolidated financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer's compensation to median employee compensation.

We anticipate that we will remain an EGC under the JOBS Act until the earliest of (i) December 31, 2025, (ii) the last date of our fiscal year in which we have total annual gross revenues of at least $1.235 billion, (iii) the date on which we are deemed to be a ''large accelerated filer'' under the rules of the SEC, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Smaller Reporting Company

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited consolidated financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates exceeds $700 million as of the prior June 30.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K and are not required to provide the information otherwise required under this Item.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	76
Consolidated Balance Sheets as of December 31, 2023 and 2022	77
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2023, and 2022	78
Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit) for the Years Ended December 31, 2023 and 2022	79
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, and 2022	80
Notes to Consolidated Financial Statements	81

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Owlet, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Owlet, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock and stockholders' equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company, since inception, has experienced recurring losses from operations and generated negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Salt Lake City, Utah
March 8, 2024

We have served as the Company's auditor since 2020.

Owlet, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

Assets	December 31, 2023	December 31, 2022
Current assets:		
Cash and cash equivalents	$ 16,557	$ 11,231
Accounts receivable, net	13,973	15,958
Inventory	6,493	18,515
Prepaid expenses and other current assets	2,921	5,558
Total current assets	39,944	51,262
Property and equipment, net	377	1,108
Right of use assets, net	937	2,260
Intangible assets, net	2,210	2,279
Other assets	655	1,195
Total assets	$ 44,123	$ 58,104
Liabilities, Convertible Preferred Stock, and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 13,679	$ 30,432
Accrued and other expenses	15,051	19,984
Current portion of deferred revenues	1,166	1,148
Line of credit	9,250	4,685
Current portion of long-term debt	5,944	10,353
Total current liabilities	45,090	66,602
Noncurrent lease liability	22	1,162
Common stock warrant liabilities	27,781	724
Other long-term liabilities	906	251
Total liabilities	73,799	68,739
Commitments and contingencies (Note 7)		
Series A convertible preferred stock, 0.0001 par value, 10,741,071 shares authorized as of December 31, 2023 and December 31, 2022; 28,628 and 0 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively (liquidation preference of $28,628)	7,855	—
Stockholders' deficit:		
Common stock, $0.0001 par value, 107,142,857 shares authorized as of December 31, 2023 and December 31, 2022; 8,797,456 and 8,242,009 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively.	1	1
Additional paid-in capital	218,127	212,122
Accumulated deficit	(255,659)	(222,758)
Total stockholders' deficit	(37,531)	(10,635)
Total liabilities, convertible preferred stock, and stockholders' deficit	$ 44,123	$ 58,104

The accompanying notes are an integral part of these consolidated financial statements.

Owlet, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

		For the Years Ended December 31,		
		2023		2022
Revenues	$	54,010	$	69,202
Cost of revenues		31,423		45,889
Gross profit		22,587		23,313
Operating expenses:				
General and administrative		27,343		41,547
Sales and marketing		13,527		38,489
Research and development		10,349		27,896
Total operating expenses		51,219		107,932
Operating loss		(28,632)		(84,619)
Other income (expense):				
Interest expense, net		(3,191)		(1,104)
Common stock warrant liability adjustment		(924)		6,337
Other income (expense), net		(144)		79
Total other income (expense), net		(4,259)		5,312
Loss before income tax provision		(32,891)		(79,307)
Income tax provision		(10)		(29)
Net loss and comprehensive loss	$	(32,901)	$	(79,336)
Accretion on Series A convertible preferred stock		(4,591)		—
Net loss attributable to common stockholders	$	(37,492)	$	(79,336)
Net loss per share attributable to common stockholders, basic and diluted	$	(4.53)	$	(9.98)
Weighted average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted		8,276,481		7,950,757

The accompanying notes are an integral part of these consolidated financial statements.

Owlet, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)
(in thousands, except share and per share amounts)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance as of December 31, 2021	—	—	8,071,183	$ 1	$ 198,612	$ (143,422)	$ 55,191
Issuance of common stock upon exercise of stock options			58,337	—	259	—	259
Issuance of common stock for restricted stock units vesting			94,552	—	—	—	—
Issuance of common stock for employee stock purchase plan			17,937	—	359	—	359
Stock-based compensation			—	—	12,892	—	12,892
Net loss			—	—	—	(79,336)	(79,336)
Balance as of December 31, 2022	—	—	8,242,009	$ 1	$ 212,122	$ (222,758)	$ (10,635)
Issuance of Series A convertible preferred stock	30,000	3,867			—	—	—
Preferred stock issuance costs	—	(253)			—	—	—
Accretion on Series A convertible preferred stock	—	4,591			(4,591)	—	(4,591)
Conversion of preferred stock	(1,372)	(350)	200,000	—	350	—	350
Issuance of SVB Warrants (Note 6)	—	—	—	—	43	—	43
Issuance of common stock upon exercise of stock options	—	—	18,054	—	55	—	55
Issuance of common stock for restricted stock units vesting	—	—	294,119	—	—	—	—
Issuance of common stock for employee stock purchase plan	—	—	43,274	—	215	—	215
Stock-based compensation	—	—	—	—	9,933	—	9,933
Net loss	—	—	—	—	—	(32,901)	(32,901)
Balance as of December 31, 2023	28,628	7,855	8,797,456	$ 1	$ 218,127	$ (255,659)	$ (37,531)

79

Owlet, Inc.
Consolidated Statements of Cash Flows
(in thousands)

| | For the Years Ended December 31, | |
	2023	2022
Cash flows from operating activities:		
Net loss	$ (32,901)	$ (79,336)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	842	1,418
Share-based compensation	9,933	12,856
Credit loss expense	1,020	3,014
Common stock warrant liability adjustment	924	(6,337)
Amortization of right of use assets	1,369	1,253
Other adjustments, net	109	953
Changes in assets and liabilities:		
Accounts receivable	965	(8,504)
Prepaid expenses and other assets	3,177	6,226
Inventory	12,118	(1,181)
Accounts payable and accrued and other expenses	(19,503)	(10,720)
Other, net	(1,580)	(1,022)
Net cash used in operating activities	(23,527)	(81,380)
Cash flows from investing activities		
Purchase of property and equipment	(16)	(636)
Purchase of intangible assets	(43)	(929)
Net cash used in investing activities	(59)	(1,565)
Cash flows from financing activities		
Proceeds from issuance of preferred stock, net of $1,513 of paid transaction costs	28,487	—
Proceeds from short-term borrowings	99,988	44,530
Payments of short-term borrowings	(96,832)	(40,026)
Proceeds from long-term borrowings	500	—
Payments of long-term borrowings	(3,500)	(6,000)
Other, net	269	618
Net cash provided by (used in) financing activities	28,912	(878)
Net change in cash and cash equivalents	5,326	(83,823)
Cash and cash equivalents at beginning of period	11,231	95,054
Cash and cash equivalents at end of period	$ 16,557	$ 11,231
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 1,876	$ 1,075
Supplemental disclosure of non-cash financing activities:		
Conversion of convertible preferred stock to common stock	$ 350	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Owlet, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts)

Note 1. Description of Business and Basis of Presentation

Organization

Owlet Baby Care Inc. was incorporated on February 24, 2014 as a Delaware corporation. On February 15, 2021, Owlet Baby Care Inc. ("Old Owlet") entered into a Merger Agreement with Sandbridge Acquisition Corporation ("SBG") and Project Olympus Merger Sub, Inc. ("Merger Sub"), whereby on July 15, 2021 Merger Sub merged with and into Old Owlet, with Old Owlet surviving as a wholly owned subsidiary of SBG (the "Merger"). Following the Merger, SBG was renamed Owlet, Inc. ("Owlet", "OWLT", or the "Company").

The Company's ecosystem of digital parenting solutions is helping to transform modern parenting by providing parents data to track the sleep patterns of their children. Its solutions are designed to provide insights aimed at improving children's sleep and parents' confidence and comfort.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") regarding financial reporting. All intercompany transactions and balances have been eliminated in consolidation. All dollar amounts, except per share amounts, in the notes are presented in thousands, unless otherwise specified.

Certain prior year amounts have been reclassified to conform to the current period presentation.

Reverse Stock Split

On July 7, 2023, the Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment to its Second Amended and Restated Certificate of Incorporation (the "Charter Amendment") to effect a one-for-14 reverse stock split (the "Reverse Stock Split") of the Company's common stock and a reduction in the number of authorized shares of common stock and authorized but unissued shares of the Company's preferred stock. The number of authorized shares of Common Stock was reduced from 1,000,000,000 shares to 107,142,857 shares, which reflects a reduction to 1.5 times the then current number of authorized shares of Common Stock, divided by the Reverse Stock Split ratio. The Reverse Stock Split also reduced the number of authorized shares of preferred stock from 100,000,000 shares to 10,741,071 shares, which reflects a reduction to 1.5 times the then current number of authorized but unissued shares of preferred stock, divided by the Reverse Stock Split ratio. The Reverse Stock Split became effective on July 7, 2023.

There was no net effect on total stockholders' equity, and the par value per share of our common stock remains unchanged at $0.0001 per share after the Reverse Stock Split. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted for all periods presented to reflect the applicable effects of the Reverse Stock Split and the reduction in the number of authorized shares of common stock and preferred stock effected by the Charter Amendment.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include those related to revenue recognition (including standalone selling price, usage period of hardware products sold, sales incentives, product returns and implied post contract support and service), allowances for doubtful accounts, write-downs for obsolete or slow-moving inventory, useful lives for property and equipment, impairment assessments for long-lived tangible and intangible assets, warranty obligations, valuation allowances for net deferred income tax assets, uncertain tax positions, and valuation of warrants and stock-based compensation.

Risks and Uncertainties

In accordance with ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since inception, the Company has experienced recurring operating losses and generated negative cash flows from operations, resulting in an accumulated deficit of $255,659 as of December 31, 2023. During the years ended December 31, 2023 and 2022, we had negative cash flows from operations of $23,527 and $81,380, respectively. As of December 31, 2023, we had $16,557 of cash on hand.

Year over year declines in revenue, recurring operating losses, negative cash flows from operations since inception, and a low cash balance relative to current debt obligations raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the accompanying consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis and accordingly, do not include any adjustments relating to the recoverability and classification of asset carrying amounts, or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

As the Company continues to address these financial conditions, management has undertaken the following actions:

- As described further in Note 9, on February 17, 2023, the Company consummated a sale of preferred stock and warrants to purchase its common stock for aggregate gross proceeds of $30,000. As described further in Note 14, on February 29, 2024, the Company consummated a sale of preferred stock and warrants to purchase its common stock for aggregate gross proceeds of $9,250.

- As described in Note 6, the Company has entered into amendments to its financing arrangement with SVB, which, among other revisions, (i) deferred certain payments of principal by the Company until September 1, 2023, (ii) deferred the maturity of the revolving line of credit from April 22, 2024 to December 31, 2024, (iii) had SVB waive certain stated events of default, (iv) expanded the eligibility of inventory and accounts that the Company can borrow against, and (v) modified certain financial covenants required of the Company.

- During the year ended December 31, 2022, the Company undertook restructuring actions, which significantly reduced employee headcount and reduced operating spend. This included the reduction of consulting and outside services, the reduction of marketing programs, and the prioritization of and sequencing of research and development projects. The Company recognized $1,448 of restructuring charges within operating expenses on the consolidated statements of operations for the year ended December 31, 2022. The restructuring charges consisted primarily of severance expense and related employee benefits, most of which was paid during the year.

We have not generated sufficient cash flows from operations to satisfy our capital requirements. There can be no assurance that the Company will generate sufficient future cash flows from operations due to potential factors, including but not limited to inflation, recession, or reduced demand for the Company's products. If revenues further decrease from current levels, the Company may be unable to further reduce costs, or such reductions may limit our ability to pursue strategic initiatives and grow revenues in the future.

There can be no assurance that we will be able to obtain additional financing on terms acceptable to us, if at all. Failure to secure additional funding may require us to modify, delay or abandon some of our planned future development, or to otherwise enact further operating cost reductions, which could have a material adverse effect on our business, operating results, financial condition and ability to achieve our intended business objectives.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies, products or services that we would otherwise pursue on our own.

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of December 31, 2023, substantially all of the Company's cash was held with Silicon Valley Bank and Citibank, and exceeded federally insured limits. On March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. On March 12, 2023, the Secretary of the Treasury, the chair of the Federal Reserve Board and the chairman of the FDIC released a joint statement related to the FDIC's resolution of the Silicon Valley Bank receivership, which provided that all depositors would have access to all their money starting March 13, 2023. As of the issuance date of these financial statements, all cash deposited by the Company with Silicon Valley Bank, now a division of First Citizens Bank and Trust Company, has been accessible by the Company.

Note 2. Summary of Significant Accounting Policies and Recent Accounting Guidance

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less from the date of purchase. Cash equivalents consist of money market funds.

Accounts Receivable

The Company records its accounts receivable at sales value and maintains an allowance for its current estimate of expected credit losses. Provisions for expected credit losses are estimated based on historical experience, assessment of specific risk, review of outstanding invoices, and forecasts about the future. The Company establishes specific reserves for customers in an adverse financial condition and adjusts for its expectations of changes in conditions that may impact the collectability of outstanding receivable.

Inventory

Inventory includes material and third-party assembly costs. Inventory is recorded at the lower of cost or net realizable value, with cost being determined using the weighted average cost method. The Company reviews inventory for excess supply, obsolescence, and valuations above estimated realizable amounts, and writes down inventory to net realizable value when net realizable value does not exceed cost. Substantially all of the Company's inventory consisted of finished goods as of December 31, 2023 and 2022.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or, for leasehold improvements, over the shorter of the estimated economic useful life or related lease terms as follows:

Furniture and fixtures	3-7 years
Leasehold improvements	2-5 years
Software	2-3 years
Tooling and manufacturing equipment	3 years
Computer equipment	2 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization consist of patents, trademarks, and software development costs and are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. Intangible assets were $2,210, net of accumulated amortization of $280 as of December 31, 2023 and $2,279, net of accumulated amortization of $206, as of December 31, 2022. Patents and trademarks are amortized over ten years using the straight-line method.

The Company's software development costs relate to applications to be provided to its customers as part of the integrated hardware and application experience and are expensed as incurred until the preliminary project stage has been completed and application development begins. The Company discontinues capitalization upon entering the post-implementation stage and expenses ongoing maintenance and support costs. Capitalized software development costs were $1,873 as of December 31, 2023 and 2022. The Company's internally developed software capitalized within intangible assets on the balance sheet is still in development and not ready for general release. As such, the Company has not recognized any amortization for the years ended December 31, 2023 and 2022. The Company did not recognize any impairment charges for intangible assets during the year ended December 31, 2023. The Company recognized $41 of impairment charges during the year ended December 31, 2022 to fully impair content-related intangible assets no longer in use.

Leases

The Company leases its office space and certain equipment under operating leases. As described in Note 5, the Company adopted the new lease accounting standard on January 1, 2022 using the modified retrospective transition method. For leases that contain rent escalation or rent concession provisions, under both methods the Company records the total rent payable during the lease term on a straight-line basis over the term of the lease. For periods ending prior to January 1, 2022, the Company recorded the difference between the rent paid and the straight-line rent as a deferred rent liability in the consolidated balance sheets. Balance sheets for all dates after January 1, 2022 reflect right of use ("ROU") assets and lease liabilities, as more fully described in Note 4.

Revenue Recognition

The Company generated substantially all of its revenues from the sale of its hardware products, primarily the Owlet Dream Sock, Owlet Cam and Owlet Monitor Duo.

The Company's primary source of revenues are in the United States. There are no other geographical regions that represent 10% or more of revenues. Revenues are recognized when control of goods and services is transferred to customers at the transaction price, an amount that reflects the consideration expected to be received by the Company in exchange for those goods and services. The transaction price is calculated as selling price less the Company's estimate of variable consideration, including future returns, volume rebates, and sales incentives related to current period sales.

The Company applies the following five step-approach to recognizing revenue:

(1) Identify the contract with a customer

(2) Identify the performance obligations in the contract

(3) Determine the transaction price

(4) Allocate the transaction price to performance obligations in the contract

(5) Recognize revenue when or as a performance obligation is recognized

Arrangements with Multiple Performance Obligations

The Company enters into contracts that have multiple performance obligations. Product sales include three performance obligations. The first performance obligation is the delivery of hardware and embedded firmware essential to the functionality of the hardware. Embedded firmware allows the hardware to recognize inputs to the hardware and provide appropriate outputs. The second performance obligation is the implied right to connect the downloadable mobile application, provided free of charge, to the hardware, which enables users to view and access real-time data outputs. The third performance obligation is the implied right to receive, on a when-and-if-available basis, future unspecified application upgrades, added features, and bug fixes relating to the product's essential firmware.

The Company allocates the transaction price to each performance obligation based on a relative standalone selling price ("SSP"). The Company's process for determining its SSP considers multiple factors, including an adjusted market assessment and consumer behaviors, and varies depending on the facts and circumstances of each performance obligation. Revenues allocated to the delivery of the hardware and embedded firmware essential to the functionality of the hardware represent substantially all of the arrangement consideration and reflect the Company's best estimate of the selling price if it was sold regularly on a stand-alone basis. SSP for the mobile application and upgrade rights are estimated based on relevant market and consumer data.

Revenues are recognized at the time the related performance obligation is satisfied by transferring control of the promised good or service to a customer. Revenues allocated to the hardware and embedded firmware are recognized at the time of product delivery, provided the other conditions for revenue recognition have been met. This generally occurs upon delivery of the product to a third-party carrier. Revenues allocated to the implied right to access the mobile application and the implied right to receive, on a when-and-if-available basis, future unspecified application upgrades, added features, and bug fixes, are recognized on a straight-line basis over the estimated usage period of the underlying hardware product. The usage period is estimated based on historical user activity and ranges from 5 to 27 months.

The Company records revenues net of sales tax and variable consideration such as discounts and customer returns. Payment terms are short-term in nature and, as a result, do not have any significant financing components. The Company records estimated reductions to revenue in the form of variable consideration for customer sales programs, returns, and incentive offerings including rebates, markdowns, promotions, and volume-based incentives.

Consideration payable to a customer, such as cooperative advertising and pricing promotions to retailers and distributors, is recorded as a reduction to revenue and an accrued liability unless the Company receives a distinct benefit in exchange for credits claimed and can reasonably estimate the fair value of the distinct benefit received. Deferred revenues represent advance payments received from customers prior to performance by the Company. Sales taxes collected from customers which are remitted to governmental authorities are not included in revenue and are reflected as a liability in the accompanying balance sheets.

Sales Returns, Rebates, Discounts, and Allowances

The Company's contracts include promises to provide rights of return to customers as well as promises to issue discounts and provide rebates or allowances to certain retail channel customers if specified conditions are met. Revenues are reduced in the accompanying consolidated statements of operations and comprehensive loss for anticipated sales returns, discounts, and allowances, based on the Company's analysis of sales returns, including historical sales returns, and contractual discounts and allowances. Expected returns and estimated discounts and allowances are included in accrued and other expenses in the accompanying balance sheets. Actual returns may vary from estimates if the Company experiences a change in actual sales returns or exchange patterns due to changes in products or competitive pressures.

Cost of Revenues

Cost of revenues consists of product costs, including contract manufacturing, shipping and handling, depreciation of tooling and manufacturing equipment, warranty replacement, fulfillment costs, rework costs, warehousing, hosting, and write-downs of excess and obsolete inventory.

Product Warranty

The Company offers a limited warranty for product performance, generally one year from the date of device activation. The warranty obligation allows the Company to either repair or replace a defective product. The Company accrues for future expected warranty claims and records the amount to cost of revenues at the time of sale. The estimate of future warranty claims is based on historical warranty claim experience and known conditions. Estimated warranty liabilities are included in accrued and other expenses in the accompanying consolidated balance sheets.

Research and Development

Research and development expenses consist primarily of personnel-related expenses, consulting and contractor expenses, and prototype materials. Substantially all of the Company's research and development costs are related to developing new products and services and improving existing products and services. These costs are expensed as incurred.

Stock-based Compensation

The Company recognizes stock-based compensation expense for service-based employee restricted stock units ("RSUs") and stock options on a straight-line basis over the requisite service period in the consolidated statements of operations and comprehensive loss.

The fair value of RSUs is based on the closing price of Owlet's common stock on the grant date. The fair value of stock options is measured at fair value on the date of grant using the Black-Scholes option pricing model, which requires assumptions and judgments. The Company accounts for forfeitures as they occur.

The assumptions and judgments for stock options valuation included, but were not limited to the following:

- Expected term — The estimate of the expected term of awards was determined in accordance with the simplified method, which estimates the term based on an averaging of the vesting period and contractual term of the option award grant.

- Expected volatility — Since the Company does not have sufficient historical data on the volatility of its ordinary stock, the expected volatility was based on the volatility of similar entities for a period consistent with the expected term of the award. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, and size.

- Risk-free rate — The estimate of the risk-free rate is based on the average of the published five and seven year US Treasury Bond rates, as of the date of grant, to align with the expected life.

Marketing and Advertising

Marketing and advertising costs are expensed as incurred and are included in sales and marketing expenses in the consolidated statements of operations and comprehensive loss. Marketing and advertising expenses were $6,670 and $26,226 for the years ended December 31, 2023 and December 31, 2022, respectively.

Warrant Liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480 and ASC Topic 815, "Derivatives and Hedging" ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own shares of common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-operating gain or loss in the consolidated statements of operations and comprehensive loss. Refer to Note 10 for further discussion on fair value considerations.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. Classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities,
- Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument,
- Level 3 inputs are unobservable inputs based on the Company's own assumptions used to measure assets and liabilities at fair value.

The carrying value of the Company's accounts receivable, accounts payable, accrued expenses, and short-term debt approximate their fair value due to the short period of time to maturity or repayment.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the book and tax basis of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken on its tax returns, and that its accruals for tax liabilities are adequate for all open tax years, which include 2014 through 2023, based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. Uncertain tax positions are recorded when it is more likely than not that a given tax position would not be sustained upon examination by taxing authorities. The Company's policy for recording interest and penalties related to income taxes, including uncertain tax positions, is to record such items as a component of the provision for income taxes. The Company files income tax returns in the U.S. federal jurisdiction and certain state and local jurisdictions.

Net Loss per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of the Company's convertible preferred stock do not have a contractual obligation to share in the Company's losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. For a period in which the Company reports a net loss, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), related to leases to increase transparency and comparability among organizations by requiring the recognition of right of use assets obtained in exchange for lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted the new guidance as of January 1, 2022. See Note 5 for the impact of adoption on these consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as the elimination of exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, the recognition of deferred tax liabilities for outside basis differences, ownership changes in investments, and tax basis step-up in goodwill obtained in a transaction that is not a business combination. The Company adopted ASU 2019-12 in the first quarter of 2022. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity's Own Equity (Subtopic 815-40), which simplifies the accounting for convertible instruments by removing major separation models required under current guidance. ASU 2020-06 also removes certain settlement conditions that are required for equity contracts to qualify for derivative scope exception and simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2022. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In June 2016, the Financing Accounting Standards Board ("FASB") issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and has since released various amendments including ASU No. 2019-04 and ASU No. 2022-02. The guidance modifies the measurement of expected credit losses on certain financial instruments. The Company adopted ASU 2016-13 on January 1, 2023. The impact of adoption was immaterial.

Recently Issued Accounting Guidance

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The expanded annual disclosures are effective for our year ending December 31, 2024, and the expanded interim disclosures are effective in 2025 and will be applied retrospectively to all prior periods presented. Early adoption is permitted. The Company is currently assessing the impact of the guidance on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires, among other things, additional disclosures primarily related to the income tax rate reconciliation and income taxes paid. The expanded annual disclosures are effective for our year ending December 31, 2025. The Company is currently evaluating the impact that ASU 2023-09 will have on our consolidated financial statements and whether we will apply the standard prospectively or retrospectively.

Note 3. Certain Balance Sheet Accounts

Property and Equipment, net

Property and equipment consisted of the following as of:

	December 31, 2023	December 31, 2022
Tooling and manufacturing equipment	$ 2,632	$ 2,731
Furniture and fixtures	639	639
Computer equipment	348	660
Software	106	106
Leasehold improvements	35	29
Total property and equipment	3,760	4,165
Less accumulated depreciation and amortization	(3,383)	(3,057)
Property and equipment, net	$ 377	$ 1,108

Depreciation and amortization expense on property and equipment was $765 and $1,264 for the years ended December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, the Company allocated $473 and $807, respectively, of depreciation and amortization expense related to tooling and manufacturing equipment and software to cost of revenues.

Allowance for Credit Losses

The following table summarizes the Company's allowance for credit losses for the years ended December 31, 2023 and 2022:

Allowance for credit losses:	Beginning Balance	Charges to Expense	Charges to Revenue	Write-offs	Ending Balance
Year ended December 31, 2022	$ 403	3,014	(63)	(341)	$ 3,013
Year ended December 31, 2023	$ 3,013	1,020	(29)	(682)	$ 3,322

Accrued and Other Expenses

Accrued and other expenses included accrued sales returns of $2,919 and $6,756 as of December 31, 2023 and December 31, 2022, respectively. As of December 31, 2022, $4,958 of the accrued sales returns was attributable to returns resulting from the FDA Warning Letter.

Changes in accrued warranty were as follows:

	For the Year Ended December 31,	
	2023	2022
Accrued warranty, beginning of period	$ 712	$ 661
Provision for warranties issued during the period	574	526
Settlements of warranty claims during the period	(504)	(475)
Accrued warranty, end of period	$ 782	$ 712

Note 4. Leases

The new lease standard was adopted on January 1, 2022 using the modified retrospective transition method. Prior periods were not retrospectively adjusted and continue to be reported under the accounting standards in effect for those periods. The Company elected the package of practical expedients permitted under the transition guidance and did not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs. The Company also elected the practical expedients to exclude right of use assets and lease liabilities for leases with an initial term of 12 months or less from the balance sheet date, and to combine lease and non-lease components for property leases, which primarily relate to ancillary expenses such as common area maintenance charges and management fees.

Leases are determined at inception by assessing whether the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Owlet's leases primarily consist of leases for corporate offices and have remaining lease terms of approximately 1 year, with options for renewal. Renewal and termination options have not been included in the lease terms, as it is not reasonably certain that such options will be exercised. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Leases typically contain rent escalations over the lease term. The Company recognizes expense for these leases on a straight-line basis over the lease term. Certain leases require the Company to pay taxes, insurance, maintenance and other operating expenses associated with the leased asset. Such amounts are not included in the measurement of the ROU assets and lease liabilities to the extent they are variable in nature. These variable lease costs are recognized as a variable lease expense when incurred.

ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Owlet uses its incremental borrowing rate, based on the information available at the lease commencement date, to determine the present value of lease payments. There were no finance leases as of adoption or during the year ended December 31, 2023.

Income from subleased properties is recognized on a straight-line basis and presented as a reduction of costs, allocated among operating expense line items in the Company's consolidated statements of operations and comprehensive loss. In addition to sublease rent, variable non-lease costs such as common area maintenance and utilities are charged to subtenants over the duration of the lease for their proportionate share of these costs. These variable non-lease income receipts are recognized in operating expenses as a reduction to costs incurred by the Company in relation to the head lease.

The following table summarizes the Company's right-of-use assets, liabilities, and other information about our leases:

	December 31, 2023	December 31, 2022
Right of use assets, net	$ 937	$ 2,260
Accrued and other expenses	$ 1,169	$ 2,105
Noncurrent lease liabilities	22	1,162
Total lease liabilities, net	$ 1,191	$ 3,267
Weighted average remaining lease term	0.7 years	1.7 years
Weighted average discount rate	6.3%	6.3%

Operating lease costs are recognized on a straight-line basis over the lease term. Total operating lease costs were $1,537 and $1,492 for the year ended December 31, 2023 and 2022, respectively, which included immaterial amounts related to short-term and variable lease costs.

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities	$ 2,257	$ 1,231
Right of use assets obtained in exchange for new operating lease liabilities	$ 45	$ 530

The following table shows the future maturities of lease liabilities for leases in effect as of December 31, 2023:

Years Ending December 31,	Lease Liabilities
2024	1,197
2025	22
Total lease payments	1,219
Less: imputed interest	(28)
Total	$ 1,191

As of December 31, 2023, the Company had three sublease arrangements which are noncancellable and have remaining lease terms of less than 1 year. These subleases do not contain any options to renew or terminate the sublease agreement. Expected future sublease receipts as of December 31, 2023 were $726, all of which is expected to be received in 2024. The Company recognized sublease income of $1,292 and $975 for the years ended December 31, 2023 and 2022, respectively.

Note 5. Deferred Revenues

Deferred revenues relate to performance obligations for which payments are received from customers prior to the satisfaction of the Company's obligations to its customers. Deferred revenues primarily consist of amounts allocated to the mobile application, unspecified upgrade rights, and content, and are recognized over the service period of the performance obligations, which ranges from 5 to 27 months.

Changes in the total deferred revenues balance were as follows:

	For the Year Ended December 31,	
	2023	2022
Beginning balance	$ 1,386	$ 1,235
Deferral of revenues	1,918	2,584
Recognition of deferred revenues	(2,002)	(2,433)
Ending balance	$ 1,302	$ 1,386

The Company recognized $1,169 and $1,050 of revenue during the years ended December 31, 2023 and 2022, respectively, that was included in the deferred revenue balance at the beginning of the respective period.

Note 6. Long-Term Debt and Other Financing Arrangements

The following is a summary of the Company's long-term indebtedness as of:

	December 31, 2023	December 31, 2022
Term loan payable to SVB, maturing on October 1, 2024	$ 5,000	$ 8,000
Financed insurance premium	944	2,353
Total debt	5,944	10,353
Less: current portion	(5,944)	(10,353)
Total long-term debt, net	$ —	$ —

Third Amended and Restated Loan and Security Agreement

On November 23, 2022, the Company entered into the Third Amended and Restated Loan and Security Agreement (the "November 2022 LSA") with Silicon Valley Bank, now a division of First Citizens Bank and Trust Company ("SVB"). The November 2022 LSA amended, restated and replaced in its entirety the prior Second Amended and Restated Loan and Security Agreement, dated April 22, 2020, and all prior amendments. On March 27, 2023, the Company entered into the first amendment to the November 2022 LSA with SVB (the "March 2023 Amendment"), which, among other revisions, (i) deferred certain payments of principal by the Company until September 1, 2023, (ii) had SVB waive certain stated events of default, (iii) expanded the eligibility of inventory and accounts that the Company can borrow against, and (iv) modified certain financial covenants required of the Company.

In connection with the March 2023 Amendment, the Company granted SVB a warrant to purchase 10,714 shares of the Company's common stock at a price of $5.32 per share, expiring on March 27, 2035 (the "SVB Warrants"). The warrant was valued at $43 and is classified as equity and included within additional paid-in capital on the consolidated balance sheet. See Note 9, Convertible Preferred Stock, Warrants, and Earnout Shares for a summary of all common stock warrants currently outstanding.

On August 10, 2023, the Company entered into the second amendment to the November 2022 LSA with SVB (the "August 2023 Amendment") that clarified the calculation of the financial covenants under the agreement.

On November 13, 2023, the Company entered into a waiver and third amendment to the November 2022 LSA (the "November 2023 Amendment" and together with the November 2022 LSA, the March 2023 Amendment, and the August 2023 Amendment, the "LSA") with SVB to, among other things, waive the Company's violation of the adjusted EBITDA covenant for the three months ended September 30, 2023, and to revise the adjusted EBITDA requirements for future periods.

As of December 31, 2023, the Company was in violation of its adjusted EBITDA requirement. On March 8, 2024, the Company entered into a waiver and fourth amendment to the November 2022 LSA (the "March 2024 Amendment" and together with the November 2022 LSA, the March 2023 Amendment, the August 2023 Amendment, and the November 2023 Amendment, the "LSA") with SVB, which, among other revisions, (i) deferred the maturity of the revolving line of credit (the "SVB Revolver") from April 22, 2024 to December 31, 2024, (ii) had SVB waive certain stated events of default, (iii) expanded the eligibility of inventory and accounts that the Company can borrow against, and (iv) modified certain financial covenants required of the Company.

Line of Credit

The LSA provides for a $10,000 revolving line of credit as of December 31, 2023. The SVB Revolver is an asset-based lending facility subject to borrowing base availability, which is limited by specified percentages of eligible accounts receivable and eligible inventory. Borrowing base availability can be impacted based upon the period's eligible accounts receivable and eligible inventory and may be significantly lower than the full $10,000 line of credit. As of December 31, 2023, borrowing base availability was $9,288.

The SVB Revolver facility matures and terminates on April 22, 2024. As of December 31, 2023, the SVB Revolver bore interest on the outstanding principal amount at a floating rate per annum equal to the greater of (i) 5.00% and (ii) the prime rate plus the prime rate margin, which is 2.25%, as defined by the LSA. As of December 31, 2023 there was $9,250 of outstanding borrowings under the SVB Revolver.

Term Loan

The LSA also provided for an $8,500 term loan (the "Term Loan"), replacing the term loans made under the previous agreement, of which $5,000 was outstanding as of December 31, 2023. The Term Loan amortizes with equal monthly installments of $500 and matures on October 1, 2024.

The Term Loan accrues interest on the outstanding principal amount at a floating rate per annum equal to the greater of (i) five and three-quarters percent (5.75%) and (ii) the prime rate plus a prime rate margin of 3.50%, and such interest is payable (a) monthly in arrears, (b) on each prepayment date and (c) on the Term Loan Maturity Date. All outstanding principal and accrued and unpaid interest and all other Term Loan-related outstanding obligations shall become due and payable in full on the Term Loan maturity date.

The Company believes that the fair value of the Term Loan approximates the recorded amount as of December 31, 2023 and 2022, as the interest rates on the long-term debt are variable and the rates are based on market interest rates (bank's prime rate) after consideration of default and credit risk (using Level 2 inputs).

Fees and Other Terms

Fees payable under the LSA include potential prepayment fees on the Term Loan between 1.00% to 2.50% on the outstanding principal, a termination fee on the SVB Revolver between 2.00% to 2.50%, an unused line of credit facility fee equal to two-tenths percent (0.20%) per annum of the average unused portion of the SVB Revolver, and a final payment fee equal to $450 due on the earlier of full repayment of the Term Loan or termination of the LSA.

Other terms of the LSA include i) liquidity threshold covenant greater than $15,000 at all times and (ii) certain minimum adjusted EBITDA covenants that are measured quarterly for fiscal quarters through December 31, 2023.

Financed Insurance Premium

In July 2023, the Company renewed its corporate directors & officers and employment liability policies and entered into a new short-term commercial premium finance agreement with First Insurance Funding totaling $927 to be paid in eleven equal monthly payments, accruing interest at a rate of 8.29% (the "Financed Insurance Premium").

Future Aggregate Maturities

As of December 31, 2023, future aggregate maturities of Term Notes and Financed Insurance Premium payables were as follows:

Years Ending December 31,	Amount
2024	5,944
Total	$ 5,944

Note 7. Commitments and Contingencies

Purchase and Other Obligations

The Company entered into a services and license agreement for cloud platform services in June 2021. The Company has a purchase obligation of $5,000 to be paid over a 36-month period beginning in June 2021.

In February 2023, the Company entered into an agreement with a significant vendor to pay $3,000 of interest over 36 months with respect to past due payables. The present value of the future payments was expensed and included within interest expense, net on the consolidated statements of operations for the year ended December 31, 2023. In January 2024, the agreement was amended and the schedule of interest payments was modified from 36 months to 28 months. The amount of interest payable was unchanged.

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company's financial position, results of operations, or liquidity.

In November 2021, two putative class action complaints were filed against us in the U.S. District Court for the Central District of California, the first captioned Butala v. Owlet, Inc., Case No. 2:21-cv-09016, and the second captioned Cherian v. Owlet, Inc., Case No. 2:21-cv-09293. Both complaints alleged violations of the Securities Exchange Act of 1934 ("Exchange Act") against the Company and certain of its officers and directors on behalf of a putative class of investors who: (a) purchased the Company's common stock between March 31, 2021 and October 4, 2021 ("Section 10(b) Claims"); or (b) held common stock in SBG as of June 1, 2021, and were eligible to vote at SBG's special meeting held on July 14, 2021 ("Section 14(a) Claims"). Both complaints allege, among other things, that the Company and certain of its officers and directors made false and/or misleading statements and failed to disclose certain information regarding the FDA's likely classification of the Owlet Smart Sock as a medical device requiring marketing authorization.

On September 8, 2023, the Court ruled that while the Butala and Cherian cases were consolidated, there would be two distinct and separate classes to represent the Section 10(b) Claims and Section 14(a) Claims, respectively, and appointed lead plaintiffs and lead counsel for each class. Amended complaints were filed for each class on November 21, 2023, and then further amended in consolidated filings on December 22, 2023. The Company intends to vigorously defend itself against these claims and filed in response to each complaint, on February 9, 2024, its motions to dismiss the cases in response to these complaints, on behalf of itself and the named officers and directors.

Indemnification

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless, and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors' and officers' insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is immaterial.

Note 8.   Share-based Compensation

2021 Incentive Award Plan

Effective February 12, 2021, the Board of Directors approved the adoption of the 2021 Incentive Award Plan (the "2021 Plan") as a successor to the 2014 Equity Incentive Plan (the "2014 Plan"), which permits the Company to grant options, stock appreciation rights, restricted stock, restricted stock units, performance bonus, performance stock unit, dividend equivalents, or other stock or cash based awards to employees, directors, or consultants. Shares remaining for issuance, forfeited, expired, or other manner available to issue under terms of the 2014 Plan roll over to and become available for awards under the 2021 Incentive Award Plan. As of December 31, 2023, 2,592,830 shares were authorized for issuance under the 2021 Plan. In addition, the shares authorized for the 2021 Plan may be increased on an annual basis beginning January 1, 2022, in an amount equal to 5% of the outstanding common stock on the last day of the immediately preceding fiscal year for a period of 10 years.

As of December 31, 2023, a total of 2,531,001 shares of common stock are reserved for issuance and 532,332 shares are available for future grants under the 2021 Plan.

Employee Stock Purchase Plan

On January 1, 2022, the Company began offering an Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees to contribute a portion of their eligible earnings toward the semi-annual purchase of our shares of common stock at a discounted price, subject to an annual maximum dollar amount. Employees can purchase stock at a 15% discount applied to the lower closing stock price on the first or last day of the six-month purchase period.

Stock Options

The following is a summary of stock option information and weighted average exercise prices:

	2023		2022	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at January 1	598,155	$ 24.35	739,762	$ 26.15
Granted[1]	136,326	4.21	5,707	25.62
Exercised	(18,054)	3.12	(58,337)	4.42
Canceled[1]	(253,010)	30.26	(79,732)	52.46
Expired	(249)	4.06	(9,245)	60.76
Outstanding at December 31	463,168	16.03	598,155	24.35
Exercisable at December 31	440,324	$ 15.19	524,974	$ 20.34

(1) *Includes* 136,326 *stock options repriced in September 2023, accounted for as a modification. Stock-based compensation related to the incremental fair value of repriced options was immaterial.*

The grant date fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model. The key assumptions for grants presented on a weighted average basis are as follows:

	Year Ended December 31,	
	2023	**2022**
Expected volatility	47.6 %	68.2 %
Risk-free rate	4.2 %	2.0 %
Expected term in years	4.7	6.1
Dividend yield	— %	— %

Stock-based compensation expense related to options was $1,199 and $3,448 during the years ended December 31, 2023 and December 31, 2022, respectively. Generally, employees are subject to four year vesting terms of 25% after one year and monthly thereafter, with a maximum term of 10 years.

The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option. The total intrinsic value of options exercised was $29 during 2023 and $1,416 during 2022. At December 31, 2023, options outstanding had an intrinsic value of $763 with a weighted average remaining life of 4.76 years. At December 31, 2023, options vested and exercisable had an intrinsic value of $746 with a weighted average remaining life of 4.63 years. At December 31, 2022, options outstanding had an intrinsic value of $1,489 with a weighted average remaining life of 5.82 years. At December 31, 2022, options vested and exercisable had an intrinsic value of $1,489 with a weighted average remaining life of 5.52 years.

The total grant date fair value of options vested during 2023 and 2022 was $1,153 and $3,958, respectively. The grant date fair value of options granted during 2023 and 2022 was $171 and $91, respectively. Weighted average grant date fair value of options granted during 2023 and 2022 was $1.26 and $15.97, respectively. Stock options vested and expected to vest at December 31, 2023 totaled 463,168 shares, with an intrinsic value of $763, weighted average exercise price of $16.03, and weighted average remaining life of 4.76 years. Cash received from stock options exercised during 2023 and 2022 was immaterial.

Restricted Stock Units

The following is a summary of RSU information and weighted average grant date fair values for the Company's RSUs:

	Year Ended December 31,				
	2023			**2022**	
	Shares	**Weighted Average Grant Date Fair Value**		**Shares**	**Weighted Average Grant Date Fair Value**
Unvested at January 1	494,671	$	37.77	290,220	$	57.15
Granted	1,331,899		3.96	545,692		34.33
Vested	(286,601)		35.17	(94,552)		54.51
Forfeited	(75,896)		35.57	(246,689)		46.55
Unvested at December 31	1,464,073	$	7.64	494,671	$	37.77

RSUs are valued at the market value on the date of grant and compensation expense for employees is expensed over the vesting period. Generally, employees are subject to either a four year vesting term with 25% vesting after one year and quarterly thereafter, or on a 2 year vesting term with 50% after one year and the remaining after the second year, depending on grant reason. Grants to directors vest after one year.

Stock-based compensation expense related to RSU grants was $7,510 and $8,206 during the years ended December 31, 2023 and December 31, 2022, respectively. The aggregated fair value of RSUs granted during the years ended December 31, 2023 and 2022 was $5,274 and $18,650, respectively. The aggregated fair value of RSUs vested during the years ended December 31, 2023 and 2022 was $10,080 and $5,239, respectively.

Performance Restricted Stock Units

The following is a summary of PRSU information and weighted average grant date fair values for the Company's PRSUs:

	Year Ended December 31,					
	2023			**2022**		
	Shares		**Weighted Average Grant Date Fair Value**	**Shares**		**Weighted Average Grant Date Fair Value**
Unvested at January 1	87,321	$	36.36	—	$	—
Granted	—		—	132,433		36.37
Vested	(7,518)		36.40	—		—
Forfeited	(8,375)		35.97	(45,112)		36.40
Unvested at December 31	71,428	$	36.40	87,321	$	36.36

The PRSU awards function in the same manner as restricted stock units except that vesting terms are based on achievement of performance measures, such as the achievement of net revenue targets and obtaining certain FDA regulatory results. PRSUs are recognized as expense following a graded vesting schedule with their performance re-assessed and updated on a quarterly basis, or more frequently as changes in facts and circumstances warrant.

Stock-based compensation related to PRSU grants was $663 and $428 for the years ended December 31, 2023 and 2022, respectively. No PRSUs were granted during the year ended December 31, 2023. The aggregated fair value of PRSUs granted during the year ended December 31, 2022 was $4,817. The aggregated fair value of PRSUs vested during the year ended December 31, 2023 was $274. No PRSUs vested during the year ended December 31, 2022.

Summary of Employee Stock Purchase Plan Shares

Employees purchased 43,274 shares at an average price of $4.96 during the year ended December 31, 2023, and 17,937 shares at an average price of $23.80 during the year ended December 31, 2022. The intrinsic value of shares purchased was $38 and $64, respectively, for the years ended December 31, 2023 and 2022. The intrinsic value is calculated as the difference between the market value on the date of purchase and the purchase price of the shares.

During the years ended December 31, 2023 and 2022, the rollover provision of our ESPP was triggered and resulted in incremental expense to be recognized over the new twenty-four-month offering period, which did not have a material impact on our consolidated statements of operations and comprehensive loss.

Stock-based Compensation Expense

Total stock-based compensation was recognized as follows (in thousands):

	Year Ended December 31,			
	2023		**2022**	
General and administrative	$	5,391	$	7,117
Sales and marketing		1,720		2,216
Research and development		2,822		3,523
Total stock-based compensation	$	9,933	$	12,856

As of December 31, 2023, the Company had $1,070 of unrecognized stock-based compensation costs related to non-vested options that will be recognized over a weighted average period of 0.96 years, $9,506 of unrecognized stock-based compensation costs related to unvested RSUs that will be recognized over a weighted average period of 1.92 years, and $482 of unrecognized stock-based compensation costs related to unvested PRSUs that will be recognized over a weighted average period of 1.56 years.

During the year ended December 31, 2022, the Company capitalized $36 of stock-based compensation attributable to internally developed software. No stock-based compensation was capitalized during the year ended December 31, 2023.

Note 9.   Convertible Preferred Stock, Warrants, and Earnout Shares

February 2023 Offering

On February 17, 2023 the Company entered into private placement investment agreements with certain investors, pursuant to which the Company issued and sold to the investors (i) an aggregate of 30,000 shares of the Company's Series A convertible preferred stock, par value $0.0001 per share and (ii) warrants to purchase an aggregate of 7,871,712 shares of the Company's common stock, par value $0.0001 per share, ("February 2023 Warrants") for an aggregate purchase price of $30,000.

The Series A convertible preferred stock is convertible into common stock at the option of the holder at any time after February 17, 2023 and ranks, with respect to dividend rights, rights of redemption and rights upon a liquidation event, (i) senior to the common stock and all other classes or series of equity securities of the Company established after February 17, 2023, unless such shares or equity securities expressly provide that they rank in parity with or senior to the Series A convertible preferred stock with respect to dividend rights, rights of redemption or rights upon a liquidation event, (ii) on parity with each class or series of equity securities of the Company established after the February 17, 2023, the terms of which expressly provide that it ranks on parity with the Series A convertible preferred stock with respect to dividend rights, rights of redemption and rights upon a liquidation event and (iii) junior to each class or series of equity securities of the Company established after February 17, 2023, the terms of which expressly provide that it ranks senior to the Series A convertible preferred stock with respect to dividend rights, rights of redemption and rights upon a liquidation event. Except as otherwise provided in the certificate of designation relating to the Series A convertible preferred stock or as required by law, holders of shares of Series A convertible preferred stock are entitled to vote with the holders of shares of common stock (and any other class or series that may similarly be entitled to vote with the holders of common stock) on an as-converted to common stock basis at any annual or special meeting of stockholders of the Company, and not as a separate class.

At any time from and after February 17, 2028, the holders of at least a majority of the then outstanding shares of Series A convertible preferred stock may specify a date and time or the occurrence of an event by vote or written consent that all, and not less than all, of the outstanding shares of Series A preferred stock will automatically be: (i) converted into shares of common stock at a conversion rate of 145.7726 per share (the "Conversion Rate"), (ii) subject to certain exceptions and limitations, redeemed for an amount per share of Series A preferred stock equal to the liquidation preference of one thousand dollars per share, plus all accrued or declared but unpaid dividends as of the redemption date and time or (iii) a combination of the foregoing.

Subject to certain exceptions, upon the occurrence of a fundamental change, voluntary or involuntary liquidation, dissolution or winding-up of the Company, the Company will be required to pay an amount per share of Series A Preferred Stock equal to the greater of (i) one thousand dollars per share or (ii) the consideration per share of Series A Preferred Stock as would have been payable had all such shares been converted to common stock immediately prior to the liquidation event, plus, in each case, the aggregate amount of all declared but unpaid dividends thereon to the date of final distribution to the holders of Series A Preferred Stock.

Each of the February 2023 Warrants sold in the private placement offering is exercisable for one share of common stock at an exercise price of $4.66 per share, is immediately exercisable, and will expire on February 17, 2028. None of the warrants have been exercised as of December 31, 2023. As the February 2023 Warrants could require cash settlement in certain scenarios, the warrants were classified as liabilities upon issuance and were initially recorded at an aggregate estimated fair value of $26,133. The total proceeds from the offering were first allocated to the liability classified warrants, based on their fair values, with the residual $3,867 allocated to the Series A convertible preferred stock. The Series A convertible stock will accrete to its redemption value, starting from the issuance date to the date at which the shares become redeemable on February 17, 2028. Accretion will be recorded as a deemed dividend.

The Company incurred $1,963 of issuance costs related to the offering, of which $1,513 were paid as of December 31, 2023. Issuance costs allocated to the preferred stock of $253 were recorded as a reduction to the Series A preferred stock. Issuance costs allocated to the liability classified warrants of $1,710 were recorded as an expense within general and administrative expenses.

SBG Common Stock Warrants

As a result of the merger completed with SBG on July 15, 2021 (the "Merger"), the Company continues to record liabilities for warrants issued by SBG prior to the Merger.

Pursuant to the SBG initial public offering, SBG sold warrants to purchase an aggregate of 821,428 shares of the Company's common stock at a price of $161.00 per share ("SBG Public Warrants"). Following the closing of the Initial Public Offering on September 17, 2020, the Company completed the sale of warrants to purchase an aggregate of 471,428 shares of the Company's common stock at a price of $161.00 per share in a private placement to Sandbridge Acquisition Holdings LLC (the "SBG Private Placement Warrants"). Together, the SBG Public Warrants and SBG Private Placement Warrants are referred to as the "SBG Common Stock Warrants." The SBG Public Warrants became exercisable 12 months from the closing of the Initial Public Offering. The SBG Common Stock Warrants will expire five years after the completion of the Merger or earlier upon redemption or liquidation.

The following table summarizes issuable shares of the Company's common stock based on warrant activity for the year ended December 31, 2023:

	As of December 31, 2022	Shares Issuable by New Warrants	Shares Purchased by Exercise	As of December 31, 2023
SBG Public Warrants	821,428	—	—	821,428
SBG Private Placement Warrants	471,428	—	—	471,428
February 2023 Warrants	—	7,871,712	—	7,871,712
SVB Warrants (Note 6)	—	10,714	—	10,714
Total	1,292,856	7,882,426	—	9,175,282

Earnout Shares

Following the Merger, 200,536 shares of common stock held by certain former equity holders of SBG are subject to vesting and forfeiture conditions (the "Earnout Shares"). Of the 200,536 earnout shares 100,268 shares will vest at such time as a $175.00 stock price level is achieved and 100,268 will vest at such time as a $210.00 stock price level is achieved, in each case, on or before the fifth anniversary of the Closing of the Merger. The "stock price level" will be considered achieved only (a) when the closing price of a share of Owlet common stock on the NYSE is greater than or equal to the applicable price for any 20 trading days within a 30 trading day period or (b) the price per share of Owlet common stock paid in certain change of control transactions following the Closing is greater than or equal to the applicable price. Earnout shares subject to vesting pursuant to the above terms that do not vest in accordance with such terms shall be forfeited and canceled for no consideration. The earnout shares are not redeemable. As the vesting event has not yet been achieved, these shares of Owlet common stock, which are issued and outstanding, are treated as contingently recallable and have been excluded from the denominator for the purposes of calculating basic and diluted net loss per share. See Note 12 for further discussion on the calculation of basic and diluted net loss per share.

The Company evaluated the earnout shares and concluded that they meet all conditions for equity classification. Because the settlement provisions in the agreement governing the earnout shares either include a fixed exercise price or involve the fair value of the entity's stock, the earnout shares are considered indexed to the Company's common stock. Because the Merger is accounted for as a reverse recapitalization, the issuance of the earnout shares has been treated as a deemed dividend, and since Owlet does not have retained earnings, the issuance is recorded within additional-paid-in-capital ("APIC") and has a net zero impact on APIC.

Note 10. Fair Value Measurements

The following table presents information about the Company's assets and liabilities measured and reported in the financial statements at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	December 31, 2023			
	Level 1	Level 2	Level 3	Balance
Assets:				
Money market funds	$ 16,489	$ —	$ —	$ 16,489
Total assets	$ 16,489	$ —	$ —	$ 16,489
Liabilities:				
SBG Public Warrants	$ —	$ —	$ 61	$ 61
SBG Private Placement Warrants	—	—	35	35
February 2023 Warrants	$ —	$ —	$ 27,685	$ 27,685
Total liabilities	$ —	$ —	$ 27,781	$ 27,781

	December 31, 2022			
	Level 1	Level 2	Level 3	Balance
Assets:				
Money market funds	$ 11,070	$ —	$ —	$ 11,070
Total assets	$ 11,070	$ —	$ —	$ 11,070
Liabilities:				
SBG Public Warrants	$ 460	$ —	$ —	$ 460
SBG Private Placement Warrants	$ —	$ 264	$ —	$ 264
Total liabilities	$ 460	$ 264	$ —	$ 724

Money market funds are included within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The SBG Public Warrants and SBG Private Placement Warrants as of December 31, 2023 are presented in Level 3 of the fair value hierarchy. On June 15, 2023, the Company received notice from the New York Stock Exchange (the "NYSE") that the NYSE had halted trading in the SBG Public Warrants due to the low trading price of those warrants. On June 16, 2023, the NYSE provided written notice to the Company and publicly announced that NYSE Regulation had determined to commence proceedings to delist the SBG Public Warrants and that such warrants were no longer suitable for listing based on "abnormally low" price levels, pursuant to Section 802.01D of the NYSE Listed Company Manual. As such, these instruments are no longer valued using quoted market prices and correspondingly, the SBG Private Placement Warrants can no longer be valued based on a quoted market price of the SBG Public Warrants. The Company measured the fair value of both the SBG Public Warrants and the SBG Private Placement Warrants as of December 31, 2023, using the Black-Scholes option pricing model with the following assumptions:

SBG Common Stock Warrants - Black-Scholes Inputs	**December 31, 2023**
OWLT stock price	$ 5.28
Exercise price of warrants	$ 161.00
Term in years	2.54
Risk-free interest rate	4.11 %
Volatility	85.00 %

The February 2023 Warrants are presented as Level 3 measurements, relying on unobservable inputs reflecting the Company's own assumptions. Level 3 measurements, which are not based on quoted prices in active markets, introduce a higher degree of subjectivity and may be more sensitive to fluctuations in stock price, volatility rates, and U.S. Treasury Bond rates.

The Company measured the fair value of the February 2023 Warrants at issuance and again as of December 31, 2023, using the Black-Scholes option pricing model with the following assumptions:

February 2023 Warrants - Black-Scholes Inputs	February 17, 2023	December 31, 2023
OWLT stock price	$ 4.78	$ 5.28
Exercise price of warrants	$ 4.66	$ 4.66
Term in years	5.00	4.13
Risk-free interest rate	4.10 %	3.91 %
Volatility	85.00 %	85.00 %

The following table presents a reconciliation of the Company's SBG Public Warrants, SBG Private Placement Warrants, and February 2023 Warrants (together, the "Level 3 Warrants") measured at fair value on a recurring basis as of December 31, 2023:

	Level 3 Warrants
Balance as of December 31, 2022	$ 724
Issuance of February 2023 Warrants	26,133
Change in fair value included within common stock warrant liability adjustment	924
Balance as of December 31, 2023	$ 27,781

There were no transfers between Level 1 and Level 2 in the periods reported. The SBG Public Warrants and SBG Private Placement Warrants were transferred into Level 3 in the period reported, as discussed above.

The Company measured the fair value of the SVB Warrants (see Note 6) at issuance as of March 27, 2023, using the Black-Scholes option pricing model with the following assumptions:

SVB Warrants - Black-Scholes Inputs	March 27, 2023
OWLT stock price	$ 4.62
Exercise price of warrants	$ 5.32
Term in years	12.00
Risk-free interest rate	3.60 %
Volatility	85.00 %

Note 11. Income Taxes

Income tax expense for the years ended December 31, 2023 and 2022 was $10 and $29, respectively.

The provision for income taxes differs from the amount computed at federal statutory rates as follows for the year ended December 31:

	2023	2022
Federal income tax at statutory rates	$ (6,907)	$ (16,654)
State income tax at statutory rates	(636)	(2,737)
Change in valuation allowance	4,487	19,994
Warrant (benefit) expense (1)	194	(1,331)
Transaction costs (2)	375	—
Stock-based compensation	2,101	895
Other	396	(138)
Total income tax provision	$ 10	$ 29

(1) Represents a permanent item attributed to common stock mark-to-market adjustments.
(2) Represents costs associated with the February 2023 preferred stock issuance and the July 2023 reverse stock split

Significant components of the Company's deferred income tax assets (liabilities) are as follows as of December 31:

	2023		2022
Deferred tax assets			
Accrued liabilities	$ 2,509	$	2,734
Stock-based compensation	1,719		2,452
163(j) Interest expense limitation	1,823		1,051
Net operating loss carryforwards	43,726		38,042
174 Capitalization	4,195		5,379
Lease Liability	289		800
Other	1,153		802
Total deferred income tax assets	$ 55,414	$	51,260
Deferred tax liabilities			
ROU Asset	(228)		(554)
Other	(23)		(30)
Total deferred tax liabilities	(251)		(584)
Valuation allowance	$ (55,163)	$	(50,676)
Net deferred tax asset (liability)	$ —	$	—

As of December 31, 2023, the Company had $37,385 of federal and $6,341 of state net operating loss carry-forwards available to offset future taxable income, some of which, if not utilized, will begin to expire in 2034 for federal and 2036 for state purposes.

Accounting standards require that the tax benefit of net operating losses, temporary differences, and credit carryforwards be recorded as an asset to the extent that management assesses the realization is more likely than not. Realization of the future tax benefits from the net operating losses or credit carryforwards, if any, is dependent on the Company's ability to generate sufficient taxable income within the applicable carryforward period. The Company has established a full valuation allowance due to historical cumulative losses and the uncertainty of its ability to generate sufficient taxable income to realize the deferred tax assets.

As of December 31, 2023, the Company recorded a valuation allowance of $55,163 for the portion of the deferred tax assets that we do not expect to be realized. Due to our history of losses in the U.S., the net cumulative deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $4,487 in the year ended December 31, 2023.

The utilization of the net operating loss carryforwards could be subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation's ability to utilize its NOL carryforwards if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. Additionally, net operating losses utilized after 2017 would be limited to 80% of taxable income in years in which NOL carryforwards would be utilized.

Uncertain tax positions are recorded when it is more likely than not that a given tax position would not be sustained upon examination by taxing authorities. Based on positions taken in the Company's tax filings, the Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

Note 12.   Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company considers its convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of the Company's convertible preferred stock do not have a contractual obligation to share in the Company's losses.

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Year Ended December 31,	
	2023	**2022**
Numerator:		
Net loss and comprehensive loss	$ (32,901)	$ (79,336)
Accretion on Series A convertible preferred stock	(4,591)	—
Net loss attributable to common stockholders [1]	$ (37,492)	$ (79,336)
Denominator:		
Weighted average common shares used in computed net loss per share attributable to common stockholders - basic and diluted	8,276,481	7,950,757
Net loss per share attributable to common stockholders - basic and diluted	$ (4.53)	$ (9.98)

(1) For the year ended December 31, 2023, the Company did not allocate its net loss to participating convertible preferred stock as those shares are not obligated to share in the losses of the Company. There were no shares of convertible preferred stock outstanding as of December 31, 2022.

The following table summarizes the common stock equivalents of potentially dilutive outstanding securities excluded from the computation of diluted net loss per share due to their anti-dilutive effect:

	As of December 31,	
	2023	**2022**
Stock options	463,168	598,791
RSUs	1,464,073	494,733
PRSUs	71,428	87,323
ESPP shares committed	22,791	15,104
Common stock warrants	9,175,282	1,292,856
Convertible preferred stock	4,173,177	—
Total	15,369,919	2,488,807

The Company's 200,536 unvested Earnout Shares were excluded from the calculation of basic and diluted per share calculations as the vesting conditions have not yet been met as of December 31, 2023.

Note 13.   Segments

The Company operates as a single operating segment. The Company's chief operating decision maker manages the Company's operations on a consolidated basis for purposes of allocating resources, making operating decisions, and evaluating financial performance. Since the Company operates in one operating segment, all required financial segment information can be found in these consolidated financial statements.

Revenue by geographic area is based on the delivery address of the customer and is summarized as follows (in thousands):

| | Year Ended December 31, | |
	2023	2022
United States	$ 46,364	$ 57,969
International	7,646	11,233
Total revenues	$ 54,010	$ 69,202

Other than the United States, no individual country exceeded 10% of total revenues for either of the years ended December 31, 2023 and December 31, 2022.

In the normal course of business, the Company provides credit terms to some of its customers and generally requires no collateral. A major customer is considered to be one that comprises more than 10% of the Company's annual revenues. The Company's major customers are as follows:

	Percent of Revenue as of December 31, 2023	Percent of Revenue as of December 31, 2022
Customer 1	22 %	— %
Customer 2	17 %	23 %
Customer 3	14 %	10 %
Customer 4	— %	13 %

The Company's long-lived assets are composed of property and equipment and right of use assets, net, and are summarized by geographic area as follows as of (in thousands):

	December 31, 2023	December 31, 2022
United States	$ 998	$ 2,615
International	316	753
Total long-lived assets	$ 1,314	$ 3,368

Note 14.   Subsequent Events

2024 Private Placement Financing

On February 25, 2024, the Company entered into an agreement to sell newly issued Series B Convertible Preferred Stock ("Series B Preferred Stock") and warrants to purchase its common stock, involving participation from existing investors, for aggregate gross proceeds of $9,250.

Pursuant to the terms of the definitive agreement, on February 29, 2024, Owlet issued shares of Series B Preferred Stock that are convertible into approximately 1,199,351 shares of common stock. Each purchaser also received a warrant to purchase 150% of the number of shares of common stock into which their Series B Preferred Stock is convertible. The warrants have a per share exercise price of $7.7125 and are exercisable by the holder at any time on or before March 1, 2029.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to provide reasonable assurance that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of December 31, 2023, the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023 due to the material weaknesses in our internal control over financial reporting described below.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses in our internal control over financial reporting exist as of December 31, 2023.

We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience, and training commensurate with our accounting and financial reporting requirements. This material weakness contributed to the following additional material weaknesses:

- We did not design and maintain effective controls over the segregation of duties related to journal entries. Specifically, certain personnel have the ability to both create and post journal entries within the Company's general ledger system. This material weakness did not result in any adjustments to the consolidated financial statements.

- We did not design and maintain effective controls over the accounting for the accuracy and existence of inventory, nor controls which verified the completeness and accuracy of accrued liabilities. Each of these material weaknesses resulted in immaterial adjustments that were recorded as out-of-period adjustments within the year ended December 31, 2022.

- We did not design and maintain effective controls over the accounting for convertible preferred stock and warrant arrangements. Further, we did not design and maintain effective controls to verify the completeness and accuracy of sales returns and accrued sales tax. Each of these material weaknesses resulted in material adjustments to several account balances and disclosures in the consolidated financial statements as of and for the year ended December 31, 2019. The sales returns material weakness also resulted in immaterial adjustments to revenue and accrued and other expenses as of and for the year ended December 31, 2022.

- We did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel, (iii) computer operations controls to ensure that critical batch jobs are monitored, and data backups are authorized and monitored, and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. This material weakness did not result in any adjustments to the consolidated financial statements.

Additionally, each of the material weaknesses described above could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the interim or annual consolidated financial statements that would not be prevented or detected.

Remediation Plan

We have initiated a plan to remediate these material weaknesses. The remediation measures will be ongoing, and although not all inclusive, remediation measures include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls, all of which will result in future costs for the Company.

We have taken actions to improve our IT general controls, segregation of duties over journal entries controls, inventory controls, accrued liabilities, convertible preferred stock, warrant arrangements, sales returns and accrued sales tax controls. However, the material weaknesses will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively.

Notwithstanding the above, our management believes that the consolidated financial statements included in this Report on Form 10-K present fairly in all material respects our financial position, results of operations and cash flows for the periods presented.

Attestation Report of the Independent Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

Other than the remediation efforts described above, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended December 31, 2023 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

(a)   We are reporting the following information in lieu of reporting on a Current Report on Form 8-K under Item 1.01 - Entry into a Material Definitive Agreement.

On March 8, 2024, we entered into a waiver and fourth amendment (the "Fourth Amendment") to the Third Amended and Restated Loan and Security Agreement (the "November 2022 LSA" and, together with the Amendment, the "LSA") with Silicon Valley Bank, now a division of First Citizens Bank and Trust Company ("SVB"), which, among other revisions, (i) deferred the maturity of the revolving line of credit from April 22, 2024 to December 31, 2024, (ii) had SVB waive certain stated events of default, (iii) expanded the eligibility of inventory and accounts that we can borrow against, and (iv) revised the minimum liquidity financial covenant from $15 million to $12.5 million, and (v) revised the adjusted EBITDA requirements for future periods, beginning with the three months ending December 31, 2023. The Fourth Amendment also includes a covenant that on or before March 31, 2024, we will deliver evidence to SVB that we received at least $6.0 million in gross proceeds from specified financings, which was satisfied by the 2024 Private Placement Financing.

The foregoing description of the Fourth Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Fourth Amendment, which is attached hereto as Exhibit 10.17 to this Report and is incorporated herein by reference.

(b)   Insider Trading Arrangements and Policies.

During the three months ended December 31, 2023, no director or "officer" (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item is incorporated by reference to the information included in the Company's definitive proxy statement, which will be filed with the Commission not later than 120 days after the close of the fiscal year covered by this Annual Report.

Item 11. Executive Compensation.

Information required by this item is incorporated by reference to the information included in the Company's definitive proxy statement, which will be filed with the Commission not later than 120 days after the close of the fiscal year covered by this Annual Report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this item is incorporated by reference to the information included in the Company's definitive proxy statement, which will be filed with the Commission not later than 120 days after the close of the fiscal year covered by this Annual Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this item is incorporated by reference to the information included in the Company's definitive proxy statement, which will be filed with the Commission not later than 120 days after the close of the fiscal year covered by this Annual Report.

Item 14. Principal Accountant Fees and Services.

Information required by this item is incorporated by reference to the information included in the Company's definitive proxy statement, which will be filed with the Commission not later than 120 days after the close of the fiscal year covered by this Annual Report.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Documents filed as part of this report

1) Financial Statements

The following consolidated financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	76
Consolidated Balance Sheets as of December 31, 2023 and 2022	77
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2023 and 2022	78
Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit) for the Years Ended December 31, 2023 and 2022	79
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022	80
Notes to Consolidated Financial Statements	81

2) Financial Statement Schedules

All financial statement schedules for the Company have been included in the consolidated financial statements or the related footnotes, or are either inapplicable or not required.

3) Exhibits

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date
2.1†	Merger Agreement, dated as of February 15, 2021, by and among the Registrant, Project Olympus Merger Sub, Inc. and Owlet Baby Care Inc.	8-K	001-39516	2.1	2/16/2021
3.1*	Second Amended and Restated Certificate of Incorporation of Owlet, Inc.				
3.2	Certificate of Amendment to its Second Amended and Restated Certificate of Incorporation	8-K	001-39516	3.1	7/7/2023
3.3	Certificate of Designation of Series A Convertible Preferred Stock of Owlet, Inc.	8-K	001-39516	3.1	2/21/2023
3.4	Certificate of Designation of Series B Convertible Preferred Stock of Owlet, Inc.	8-K	001-39516	3.1	3/4/2024
3.5	Amended and Restated Bylaws of Owlet, Inc.	S-4	333-254888	3.4	3/31/2021
4.1	Warrant Agreement, dated September 14, 2020, between Sandbridge Acquisition Corp. and Continental Stock Transfer & Trust Company.	8-K	001-39516	4.1	9/18/2020
4.2	Specimen Warrant Certificate.	S-1	333-24832	4.4	9/1/2020
4.3	Form of Warrant to Purchase Shares of Class A Common Stock.	8-K	001-39516	4.1	2/21/2023
4.4	Form of Warrant to Purchase Shares of Class A Common Stock.	8-K	001-39516	4.1	2/26/2024
4.5	Amended and Restated Warrant to Purchase Shares of Class A Common Stock, dated February 25, 2024, by and between Owlet, Inc. and Eclipse Early Growth Fund I, L.P.	8-K	001-39516	4.2	2/26/2024
4.6*	Description of Securities Registered Pursuant to Section 12 of the Exchange Act.				
10.1#	Third Amended and Restated Loan and Security Agreement, dated November 23, 2022, between Silicon Valley Bank, as bank lender, and Owlet, Inc. and its subsidiary, Owlet Baby Care, Inc., as borrowers.	8-K	001-39516	99.1	11/30/2022
10.1(a)#	Default Waiver and Eleventh Amendment to Second Amended and Restated Loan and Security Agreement, dated as of August 10, 2022, by and between Owlet Baby Care, Inc. and Silicon Valley Bank	10-Q	001-39516	10.9	8/15/2022
10.2+	Owlet, Inc. 2021 Incentive Award Plan.	8-K	001-39516	10.5	7/21/2021
10.2(a)+	Form of Owlet, Inc. 2021 Incentive Award Plan Stock Option Grant Notice.	S-8	333-259663	99.1(a)	9/20/2021
10.2(b)+	Form of Owlet, Inc. 2021 Incentive Award Plan Restricted Stock Unit Award Grant Notice.	S-8	333-259663	99.1(b)	9/20/2021
10.3+	Owlet, Inc. 2021 Employee Stock Purchase Plan.	8-K	001-39516	10.6	7/21/2021

10.4+	Owlet Baby Care Inc. 2014 Equity Incentive Plan.	8-K	001-39516	10.7	7/21/2021
10.4(a)+	Form of Owlet Baby Care Inc. Stock Option Grant Notice under the 2014 Equity Incentive Plan.	8-K	001-39516	10.7(a)	7/21/2021
10.4(b)+	Form of Restricted Stock Grant Agreement Award Notice under the 2014 Equity Incentive Plan.	S-4	333-254888	10.7(b)	3/31/2021
10.4(c)+	Form of Restricted Stock Unit Award Agreement under the 2014 Equity Incentive Plan.	S-4	333-254888	10.7(c)	3/31/2021
10.5+	Form of Indemnification Agreement.	S-4	333-254888	10.16	5/28/2021
10.6+	Amended and Restated Offer of Employment Letter, dated as of March 29, 2021, by and between Owlet, Inc. and Kurt Workman.	S-4	333-254888	10.9	3/31/2021
10.7+	Offer of Employment Letter, dated as of March 3, 2021, by and between Owlet, Inc. and Kate Scolnick.	S-4	333-254888	10.10	3/31/2021
10.8††	Amended and Restated Registration Rights Agreement, by and among Owlet, Inc. and the holders party thereto.	8-K	001-39516	10.2	7/21/2021
10.9	Form of Subscription Agreement.	8-K	001-39516	10.1	2/16/2021
10.10	Sponsor Letter Agreement, dated as of February 15, 2021, by and among Sandbridge Acquisition Holdings, LLC, certain initial stockholders of Sandbridge and Owlet, Inc.	8-K	001-39516	10.2	2/16/2021
10.11	Amended and Restated Stockholders Agreement, dated February 17, 2023, by and among Owlet, Inc., Eclipse Ventures Fund, L.P., Eclipse Continuity Fund I, L.P. and Eclipse Early Growth Fund I, L.P.	8-K	001-39516	10.3	2/21/2023
10.12	Investment Agreement, dated February 17, 2023, by and among Owlet, Inc. and the investors listed on Schedule I thereto (Institutional Accounts).	8-K	001-39516	10.1	2/21/2023
10.13	Investment Agreement, dated February 17, 2023, by and among Owlet, Inc. and the investors listed on Schedule I thereto (Excluded Investors).	8-K	001-39516	10.2	2/21/2023
10.14	First Amendment to the Third Amended and Restated Loan and Security Agreement, dated March 27, 2023, between Silicon Valley Bank, as bank lender, and Owlet, Inc. and its subsidiary, Owlet Baby Care, Inc., as borrowers.	8-K	001-39516	10.1	3/31/2023
10.15#	Second Amendment to the Third Amended and Restated Loan and Security Agreement, dated August 10, 2023, between Silicon Valley Bank, as bank lender, and Owlet, Inc. and its subsidiary, Owlet Baby Care, Inc., as borrowers.	10-Q	001-39516	10.3	11/14/2023
10.16#	Waiver and Third Amendment to the Third Amended and Restated Loan and Security Agreement, dated November 13, 2023, between Silicon Valley Bank, as bank lender, and Owlet, Inc. and its subsidiary, Owlet Baby Care, Inc., as borrowers.	10-Q	001-39516	10.5	11/14/2023
10.17*#	Waiver and Fourth Amendment to the Third Amended and Restated Loan and Security Agreement, dated March 8, 2024, between Silicon Valley Bank, as bank lender, and Owlet, Inc. and its subsidiary, Owlet Baby Care, Inc., as borrowers.				
10.18+	Owlet, Inc. Executive Change in Control Severance Plan	10-Q	001-39516	10.5	8/14/2023
10.19+	Owlet, Inc. Non-Employee Director Compensation Program.	10-Q	001-39516	10.1	11/14/2023
10.20+	Offer of Employment Letter, dated as of July 21, 2023, by and between Owlet, Inc. and Jonathan Harris.	10-Q	001-39516	10.2	11/14/2023
10.21	Investment Agreement, dated February 25, 2024, by and among Owlet, Inc. and the investors listed on Schedule I thereto (Series B Convertible Preferred Stock)	8-K	001-39516	10.1	2/26/2024
21.1*	List of Subsidiaries of Owlet, Inc.				
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.				
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation				
101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith
**Furnished herewith.
+Indicates management contract or compensatory plan
†The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.
††Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
#Certain portions of this exhibit (indicated by "[***]") have been omitted pursuant to Regulation S-K, Item 601(b)(10).

Item 16. Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Owlet, Inc.

Date: March 8, 2024	By:	/s/ Kurt Workman
		Kurt Workman
		Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	**Title**	**Date**
/s/ Kurt Workman **Kurt Workman**	Chief Executive Officer and Director (Principal Executive Officer)	March 8, 2024
/s/ Lior Susan **Lior Susan**	Chairman of the Board	March 8, 2024
/s/ Kathryn R. Scolnick **Kathryn R. Scolnick**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 8, 2024
/s/ Zane M. Burke **Zane M. Burke**	Director	March 8, 2024
/s/ Laura J. Durr **Laura J. Durr**	Director	March 8, 2024
/s/ Melissa A. Gonzales **Melissa A. Gonzales**	Director	March 8, 2024
/s/ John C. Kim **John C. Kim**	Director	March 8, 2024
/s/ Amy N. McCullough **Amy N. McCullough**	Director	March 8, 2024
/s/ Marc F. Stoll **Marc F. Stoll**	Director	March 8, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE
TRANSITION PERIOD FROM   TO

Commission File Number 001-39516

OWLET, INC.

(Exact name of Registrant as specified in its Charter)



Delaware	**85-1615012**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3300 North Ashton Boulevard, Suite 300	
Lehi, Utah	**84043**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (844) 334-5330

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	OWLT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was approximately $25.8 million based on the closing market price as of the close of business on June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter.

The number of shares of Registrant's Class A common stock outstanding as of March 4, 2024 was 8,964,338.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

On March 8, 2024, Owlet, Inc. filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 ("Original Form 10-K"). The Original Form 10-K omitted portions of Part III, Items 10 (*Directors, Executive Officers and Corporate Governance*), 11 (*Executive Compensation*), 12 (*Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*), 13 (*Certain Relationships and Related Transactions, and Director Independence*), and 14 (*Principal Accountant Fees and Services*) in reliance on General Instruction G(3) to Form 10-K, which provides that such information may be either incorporated by reference from the registrant's definitive proxy statement or included in an amendment to Form 10-K, in either case filed with the Securities and Exchange Commission ("SEC") not later than 120 days after the end of the fiscal year.

We no longer expect that the definitive proxy statement for our 2024 annual meeting of stockholders will be filed within 120 days of December 31, 2023. Accordingly, this Amendment No. 1 to Form 10-K ("Amendment") is being filed solely to:

- amend and restate Part III, Items 10, 11, 12, 13, and 14 of the Original Form 10-K to include the information required by such Items;

- delete the reference on the cover of the Original Form 10-K to the incorporation by reference of portions of our proxy statement into Part III of the Original Form 10-K; and

- file new certifications of our principal executive officer and principal financial officer as exhibits to this Amendment under Item 15 of Part IV hereof, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Because no financial statements are contained within this Amendment, we are not including certifications pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.

This Amendment does not otherwise change or update any of the disclosures set forth in the Original Form 10-K and does not otherwise reflect any events occurring after the filing of the Original Form 10-K. Accordingly, the Amendment should be read in conjunction with the Original Form 10-K and the Company's filings made with the SEC subsequent to the filing of the Original Form 10-K. Capitalized terms used herein and not otherwise defined are defined as set forth in the Original Form 10-K.

As used in this report, unless otherwise stated or the context otherwise requires: "we," "us," "our," "Owlet," the "Company," and similar references refer to Owlet, Inc. and its subsidiaries, and "common stock" refers to our Class A common stock.

[This page intentionally left blank]

Table of Contents

		Page
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	1
Item 11.	Executive Compensation	4
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	9
Item 13.	Certain Relationships and Related Transactions, and Director Independence	12
Item 14.	Principal Accountant Fees and Services	16
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	18
Item 16.	Form 10-K Summary	18
	Signatures	19

[This page intentionally left blank]

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors

Name	Age	Position at Owlet	Director Since	Class
Zane M. Burke	58	Director	2021	I
Laura J. Durr	63	Director	2021	III
Melissa A. Gonzales	58	Director	2023	I
John C. Kim	53	Director	2021	I
Amy N. McCullough	44	Director	2018	III
Marc F. Stoll	53	Director	2023	II
Lior Susan	40	Chairman of the Board	2015	III
Kurt Workman	34	Director and Chief Executive Officer	2021	II

Zane M. Burke served on the board of directors of Owlet Baby Care Inc. ("Old Owlet") from March 2021 to July 2021 and has served on the Board since July 2021. Since September 2021, Mr. Burke has served as the Chief Executive Officer of Quantum Health, Inc. Prior to joining Quantum Health, Mr. Burke was the Chief Executive Officer of Livongo Health, now an affiliate of Teladoc Health, Inc., from February 2019 to November 2020. Prior to his role with Livongo Health, Mr. Burke spent more than two decades at Cerner Corporation (acquired by Oracle Corporation in June 2022), ultimately serving as its President from September 2013 to November 2018. Mr. Burke is a member of the boards of Quantum Health, Inc., Cotiviti, Inc., and Bardavon Health Innovations. He also previously served on the board of directors of Livongo Health from April 2019 to November 2020. Mr. Burke is also a board member of several nonprofit organizations, including the College of Healthcare Information Management Executives and University Health (Kansas City). He is a certified public accountant (inactive). Mr. Burke earned his Bachelor of Science in Accounting and Master of Accounting from Kansas State University. We believe Mr. Burke is qualified to serve as a member of our Board due to his background in overseeing public healthcare companies and his significant experience in the healthcare industry.

Laura J. Durr served on the board of directors of Old Owlet from February 2021 to July 2021 and has been a member of our Board since July 2021. Ms. Durr was previously an Executive Vice President and Chief Financial Officer of Polycom, Inc. from May 2014 until its acquisition by Plantronics, Inc. in July 2018. Prior to holding that role, Ms. Durr held various finance leadership roles at Polycom between 2004 and 2014, including Senior Vice President of Worldwide Finance, Chief Accounting Officer and Worldwide Controller. Prior to her tenure with Polycom, Ms. Durr held executive positions in finance and administration at Lucent Technologies, Inc. and International Network Services Inc. and also worked for six years at Price Waterhouse LLP. Ms. Durr has served as a director and chairperson of the audit committee of Xperi Inc. and Netgear, Inc., since September 2022 and January 2020, respectively. She previously served as a director of TiVo Corporation from April 2019 until its merger with Xperi Holding Corporation in June 2020, and served as a director of Xperi Holding Corporation from June 2020 until its spin-off of its former subsidiary, Xperi Inc. in October 2022. Ms. Durr was a certified public accountant and holds a Bachelor of Science in Accounting from San Jose State University. We believe Ms. Durr is qualified to serve as a member of our Board because she can provide valuable operational and strategic experience and insight, given her background in finance and strategy for leading Silicon Valley technology companies.

Melissa A. Gonzales has been a member of our Board since July 2023. Ms. Gonzales has served as the President, Women's health, at Myriad Genetics, Inc. (Nasdaq: MYGN), a genetic testing and precision medicine company, since May 2021. Prior to joining Myriad, Ms. Gonzales held several senior leadership and executive positions with Medela LLC and affiliated entities starting in 2008, including most recently as Executive Vice President, Americas, from January 2019 to May 2021, as Executive Vice President, North America from August 2018 to December 2018, and as Executive Vice President, Global Business Unit Human Milk from January 2018 to August 2018. Earlier in her career, she led commercial teams at Align Technology and Smith & Nephew. Ms.Gonzales has also served as Board Chair, March of Dimes, Chicago, since January 2021. Ms. Gonzales holds a Bachelor of Science in Nursing from the University of Illinois Chicago, and a Master of Business Administration from the Keller Graduate School of Management of DeVry University. We believe Ms. Gonzales is qualified to serve as a member of our Board due to her significant experience in the healthcare industry.

John C. Kim served on the board of directors of Old Owlet from April 2021 to July 2021 and has served on the Board since July 2021. Mr. Kim has served as Executive Vice President, Chief Product Officer of PayPal Holdings, Inc. since September 2022. Mr. Kim joined PayPal Holdings, Inc. from Expedia Group, Inc., where he served as President, Marketplace from June 2021 to September 2022, as President of Platform & Marketplaces from December 2019 to June 2021, and as Chief Product Officer of Expedia Brands from July 2011 to March 2016. He also served as President of Vrbo/Homeaway, an Expedia Group subsidiary, from July 2016 to December 2019. Mr. Kim serves as a Senior Advisor to Permira, the global private equity firm since August 2023.Mr. Kim has more than two decades of experience in online search, recommendations, analytics and marketing at tier-one, venture-backed startups, medium-sized companies and globally known brands, having served in senior positions earlier in his career with Yahoo!, Inc., Pelago, Inc. (acquired by Groupon, Inc. in April 2011) and Medio Systems Inc. (Acquired by Nokia/Microsoft in 2014), and he is an investor in over 100+ startups. Mr. Kim is a vocal advocate for diversity and was appointed to advise President George W. Bush on economic policies impacting Asian Americans and Pacific Islander small businesses. He graduated from the University of California–Santa Barbara and received his Master of Business Administration from the University of Chicago Booth School of Business. We believe Mr. Kim is qualified to serve as a member of our Board due to his significant analytics and marketing experience and broad leadership experience.

Amy N. McCullough served on the board of directors of Old Owlet from April 2018 to July 2021 and has served on the Board since July 2021. Ms. McCullough is the President and Managing Director of Trilogy Equity Partners, LLC ("Trilogy"), an early-stage venture capital firm. Ms. McCullough has been a member of the investment team at Trilogy for the last 17 years and has served in her current role for the last eight years. She leads the investment team and is a member of Trilogy's board of managers, which sets the strategic direction of the fund. Also, Ms. McCullough currently serves on the board of directors of several privately held companies, including Skilljar, Inc., Boundless Immigration, Inc., Bluejay Labs, Inc. (doing business as Showdigs) and Guide Care Inc. (doing business as Alongside). She is also a board observer at Tacita Inc. (doing business as Bright Canary) and Maximal Learning. Prior to her tenure at Trilogy Equity Partners, Ms. McCullough spent four years as an equity research analyst for JPMorgan Chase and was a member of the team that covered the small and mid-cap applied technologies sector for the firm. Ms. McCullough began her career on the treasury operations team within the portfolio management group at Microsoft Corporation and has experience working in both corporate treasury and financial analysis roles. She is a member of the Board of Trustees of Epiphany School, an independent elementary school in Seattle. Ms. McCullough received her Bachelor of Arts in Business Administration with a focus in Finance from the University of Washington. We believe Ms. McCullough is qualified to serve as a member of our Board due to her significant financial services and investing experience with technology companies and her broad leadership experience.

Mark F. Stoll has been a member of the Board since August 2023. Mr. Stoll has been an Investment Partner at Eclipse, a venture capital firm, since February 2023. From April 2019 through January 2023, Mr. Stoll served as President and Chief Operating Officer of Nextiva, a private telephone and technology service company, and from September 2014 through March 2015 served as Chief Financial Officer of Anaplan, a private business planning software company. Mr. Stoll joined Anaplan from Apple Inc., a multinational technology company (NASDAQ: AAPL), where he served as Vice President of Worldwide Sales Finance from August 2008 through July 2013. Earlier in his career, he served as Senior Vice President and Corporate Controller of CA, Inc. and as Head of Technology Equity Research at Julius Baer Investment Management. Mr. Stoll has also served on the board of directors of a number of public and private companies. Mr. Stoll holds a Masters of Business Administration from the University of Chicago, Booth School of Business, and a Bachelor of Science in Electrical Engineering from Michigan Technological University. We believe Mr. Stoll is qualified to serve as a member of our Board due to his significant operational and marketing experience and broad leadership experience.

Lior Susan served on the board of directors of Old Owlet from July 2015 to July 2021 and has been our Chairman of the Board since July 2021. Mr. Susan is the founder and Managing Partner of Eclipse Ventures, LLC, a venture capital firm. He also currently serves on the boards of several privately held companies, including Cerebras Systems, Inc., Bright Machines, Inc., Flex Logix, Inc., Augury, Inc., DataPelago, Inc., Metrolink, Inc., Cybertoka Ltd., Dutch Pet, Inc., Skyryse, Inc., Senser Ltd, and InsidePacket, Ltd. Prior to founding Eclipse Ventures in 2015, Mr. Susan founded and managed the hardware investment and incubation platform of Flex Ltd., a multinational electronics contract manufacturer, where he gained knowledge of and experience with scaling manufacturing operations for medical device companies. Before relocating to the United States from Israel, Mr. Susan was an entrepreneur and former member of a special forces unit within the Israel Defense Forces. We believe Mr. Susan is qualified to serve as a member of our Board due to his significant experience investing in and working with technology companies, including as a board member.

Kurt Workman has served as our Chief Executive Officer since January 2021 and as a member of the Board since July 2021, and also served as our as President from September 2022 until July 2023. Mr. Workman co-founded and served as the Chief Executive Officer of Old Owlet from the company's founding in 2012 until December 2019. During his tenure as chief executive officer of Old Owlet, Mr. Workman led the company's growth from its inception and was instrumental in overseeing the research and development of several of the company's key product offerings. He also served as a member of Old Owlet's board of directors from when he co-founded the Company in 2012 to July 2021. Mr. Workman also studied chemical engineering at Brigham Young University. We believe Mr. Workman's intimate knowledge of Owlet and his proven success building and overseeing Owlet's growth and development make him qualified to serve as a member of the Board.

Executive Officers

Executive Officer	Age	Position At Owlet
Kurt Workman	34	Chief Executive Officer and Director
Kathryn R. Scolnick	55	Chief Financial Officer
Jonathan Harris	59	President and Chief Revenue Officer

Mr. Workman's biography is provided under "Directors" above.

Kathryn R. Scolnick has served as our Chief Financial Officer since July 2021, and she also held the same role with Old Owlet from March 2021 to July 2021. Previously, Ms. Scolnick served as the Vice President of Finance at Anaplan, Inc. ("Anaplan") from June 2019 until March 2021. During her tenure at Anaplan, she oversaw corporate financial planning and analysis, global sales finance and global procurement. Prior to joining Anaplan, Ms. Scolnick served in various executive roles at Seagate Technology Holdings PLC from February 2012 until January 2019, including serving as Interim Chief Financial Officer from August 2018 to January 2019, Senior Vice President of Finance, Corporate Communications & Treasury from August 2016 to August 2018 and Vice President of Investor Relations from 2012 to 2016. In these roles, she was responsible for driving financial operations and maintaining relationships with banks, auditors and shareholders. Earlier in her career, Ms. Scolnick served in the investor relations department of Intel Corporation from 2011 to 2012, served as Vice President of Investor Relations at McAfee from 2009 until its acquisition by intel Corporation in 2011, and as Director of Global Investor Relations at EMC Corporation from 2005 to 2009. From June 2015 until June 2019, she served as a director of the Silicon Valley Chapter of the National Investor Relations Institute and was a director of eASIC Corporation and a member of its audit committee from December 2017 until it was acquired by Intel Corporation in July 2018. Ms. Scolnick holds a Bachelor of Arts in History from Michigan State University and a certificate in executive leadership from the Stanford University Executive Program.

Jonathan Harris has served as our President and Chief Revenue Officer since July 2023. From May 2021 to January 2023, Mr. Harris served in various positions at Molekule Group, Inc. ("Molekule"), formerly AeroClean Technologies, Inc. ("AeroClean"), an air purification technology company, and Molekule, Inc., which merged with AeroClean in January 2023 to form Molekule, most recently as Molekule's Chief Commercial Officer prior to his departure in January 2023. Mr. Harris also served as Chief Marketing & Product Development Officer of AeroClean from October 2022 to January 2023, and from May 2021 to October 2022 served as Chief Executive Officer of Molekule, Inc. Previously, Mr. Harris served from June 2019 to August 2022 as the Chief Executive Officer and Co-Founder of KAMU Labs, Inc., a wellness company which voluntarily filed for Chapter 7 bankruptcy in December 2023, and as a strategic advisor at reMarkable, a tablet company, from February 2019 to August 2022. Prior to joining reMarkable, Mr. Harris served as the President of Aura Frames, a digital picture frame company, from September 2017 to January 2019, and as Senior Vice President of Intergalactic Sales & Field Marketing at GoPro, Inc., a technology company, from June 2010 to April 2017. Mr. Harris holds a Bachelor of Arts degree in Marketing from Southern Methodist University.

Family Relationships

There are no family relationships among our directors and executive officers.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers and directors, our principal accounting officer and persons who beneficially own more than ten percent of our Common Stock to file with the SEC reports of their ownership and changes in their ownership of our Common Stock. To our knowledge, based solely on (i) review of the copies of such reports and amendments to such reports with respect to the year ended December 31, 2023 filed with the SEC and (ii) written representations by our directors and executive officers, all required Section 16 reports under the Exchange Act for our directors, executive officers, principal accounting officer and beneficial owners of greater than ten percent of our Common Stock were filed on a timely basis during the year ended December 31, 2023, other than: (i) one late Form 4 for Ms. Scolnick relating to ten transactions, (ii) one late Form 4 for Mr. Workman relating to four transactions, and (iii) one late Form 4 for each of Mr. Burke, Ms. Durr, and Mr. Kim, each relating to a single transaction.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the "Code") that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer or controller, or persons performing similar functions. Our Code is available on our Investor Relations website at www.investors.owletcare.com. You may also request a hard copy by contacting our Chief Legal Officer at our address and telephone number provided under the "Principal Executive Offices" section. In addition, we intend to post on our website all disclosures that are required by applicable SEC and NYSE rules concerning any amendments to, or waivers of, any provisions of our Code.

Audit Committee

Our Audit Committee consists of Ms. Durr (Chairperson), Mr. Kim and Ms. McCullough. All members of our Audit Committee meet the requirements for financial literacy under the applicable NYSE rules and regulations. Our Board of Directors has affirmatively determined that each member of our Audit Committee qualifies as "independent" under NYSE's additional standards applicable to Audit Committee members and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") applicable to Audit Committee members. In addition, our Board of Directors has determined that Ms. Durr qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of SEC Regulation S-K.

Item 11. Executive Compensation.

Overview

Throughout this "Executive and Director Compensation" section, unless the context requires otherwise. References references to "Owlet," "we," "us," "our," the "company" and similar terms in this section refer to Old Owlet, prior to the Merger (as defined herein), and to Owlet, Inc. following the Merger.

This section discusses the material components of the executive compensation program for our 2023 named executive officers. Our named executive officers for 2023 are:

- Kurt Workman, our Chief Executive Officer;
- Kathryn R. Scolnick, our Chief Financial Officer; and
- Jonathan Harris, our President and Chief Revenue Officer.

As an "emerging growth company," as defined in the Jumpstart Our Business Startups (JOBS) Act, as amended, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

2023 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Kurt Workman	2023	266,827	—	—	—	2,300	269,127
Chief Executive Officer	2022	369,231	50,000	4,258,686	—	3,100	4,681,017
Kathryn R. Scolnick	2023	302,885	—	224,102	24,802	—	551,789
Chief Financial Officer	2022	369,231	50,000	1,248,157	—	1,100	1,668,488
Jonathan Harris[3]	2023	150,000	—	627,765	—	250	823,015
President & Chief Revenue Officer							

(1) Amounts shown represent the aggregate grant date fair value of RSU awards and the incremental fair value of option awards contingently repriced as computed in accordance with FASB ASC Topic 718. See Note 10 (Share-Based Compensation) to the Company's consolidated financial statements included in the Form 10-K for the assumptions used in determining these values.

(2) For 2023, amounts represent (i) for Mr. Workman, $2,300 in Company-paid contributions to a healthcare savings account; and (ii) for Mr. Harris, $250 in work-from-home stipends.

(3) Mr. Harris commenced employment on July 25, 2023.

Narrative to the Summary Compensation Table

2023 Annual Base Salary

We pay our executives a base salary to compensate them for services rendered to our company. The base salary payable to our executives is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. In January 2023, to help preserve cash resources, our Compensation Committee decreased the annual base salary of Mr. Workman and Ms. Scolnick from $375,000 to $262,500 and $300,000, respectively. Our Compensation Committee reinstated the base salaries of each of Mr. Workman and Ms. Scolnick to $375,000, effective December 17, 2023. The base salary of Mr. Harris, who joined the Company in July 2023, was set at $375,000. The salary amount listed for each of our named executive officers in the "Salary" column of the Summary Compensation Table above reflects the base salary actually paid to each during 2023.

Our Board or Compensation Committee may adjust the base salaries of any of our named executive officers from time to time in their discretion.

2023 Annual Bonus

We have previously maintained a performance-based bonus program in which all of our named executive officers were eligible to participate. In July 2022, our Compensation Committee discontinued our performance-based bonus program to help conserve cash resources; therefore, no performance-based bonuses for 2023 performance have been or will be paid to our named executive officers.

Under the offer letter entered into with Mr. Harris in connection with his commencement of employment with us, Mr. Harris is eligible to be paid a target bonus for his first year of employment based on company and individual performance, subject to his continued employment through July 25, 2024. Any bonus earned will be paid on or after July 25, 2024.

Our Board and Compensation Committee may adjust the target bonus opportunities of any of our named executive officers from time to time in their discretion.

2023 Equity Compensation

We have granted stock options, time-based restricted stock units ("RSUs"), and performance-based restricted stock units ("PSRUs") to our employees, including our executive officers, in order to attract and retain them, as well as to align their interests with the interests of our shareholders.

Time-Based RSUs

Pursuant to the terms of his employment offer letter, we granted Mr. Harris an award of 137,299 RSUs in July 2023 and 74,488 RSUs in January 2024. Each RSU represents the right to receive one share of our Common Stock upon vesting. Each award vests as to 25% of the RSUs on July 25, 2024 and in equal quarterly installments thereafter, through July 25, 2026, subject to his continued service.

In September 2023, we granted Ms. Scolnick an award of 65,719 RSUs. Each RSU represents the right to receive one share of our Common Stock upon vesting. The award vests as to 100% of the RSUs on September 6, 2024, subject to continued service.

In September 2023, as part of a broader employee stock option repricing undertaken to restore value to our employees' equity holdings and retain and incentivize our employees, we reduced the exercise price of Ms. Scolnick's option to purchase 17,650 shares of our common stock to $4.21 per share, the closing trading price of our common stock on the date the exercise price was reduced. In the event Ms. Scolnick terminates employment with us for any reason or exercises the option, in each case, prior to September 10, 2024, the exercise price automatically increases to its original exercise price of $65.38 per share.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We maintain a 401(k) retirement savings plan for our employees, including our executive officers, who satisfy certain eligibility requirements. Our executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

All of our full-time employees, including our executive officers, are eligible to participate in our health and welfare plans. These health and welfare plans include (i) medical, dental and vision benefits, (ii) short-term and long-term disability insurance, and (iii) supplemental life and accidental death & dismemberment insurance.

Perquisites and Other Personal Benefits

We determine perquisites on a case-by-case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the named executive officer, and such determinations may be made in consultation with the Board, Compensation Committee, Company management, an independent compensation consultant or other independent consultants or advisors. During 2023, Mr. Harris was eligible for a $250 work-from-home stipend.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table summarizes the outstanding equity awards held by our named executive officers as of December 31, 2023. The number of shares and exercise prices of the equity awards have been adjusted to reflect the 1 for 14 reverse stock split we completed on July 7, 2023.

			Option Awards				Stock Awards			
Name	Vesting Start Date	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Kurt Workman	3/15/2022	3/15/2022					24,671[2]	130,263		
	3/15/2022	3/15/2022							56,391[3]	297,744
	12/1/2020	1/24/2021	17,558[4]	6,687	99.82	1/23/2031				
	4/19/2016	4/19/2016	540	—	1.68	4/18/2026				
Kathryn R. Scolnick	9/10/2023	9/6/2023					65,719	346,996.		
	3/15/2022	3/15/2022					8,458[2]	44,658		
	3/15/2022	3/15/2022							15,037[3]	79,395
	3/15/2021	11/15/2021	12,137[7]	5,513	4.21	11/15/2031				
	2/15/2021	11/15/2021					5,515[2]	29,119		
Jonathan Harris	8/15/2023	7/25/2023					137,299	724,939		

(1) Amounts are calculated by multiplying the number of RSUs or PRSUs in the table by $5.28, which was the per share closing price of our Common Stock on December 29, 2023, the last trading day of fiscal 2023.

(2) The RSUs vest as to 25% of the underlying shares on the first anniversary of the vesting start date, and as to 1/16th of the underlying shares each quarter thereafter, subject to the individual's continued service with the Company.

(3) The PRSUs vest as to 25% of the underlying shares upon achievement of the following cumulative net revenue targets during the performance period beginning January 1, 2022 and ending December 31, 2025, subject to the individual's continued service with the Company: $150 million, $300 million, $450 million, and $600 million.

(4) The option vests and becomes exercisable as to 1/48th of the underlying shares on each monthly anniversary of the vesting start date, subject to Mr. Workman's continued service with the Company.

(5) The RSUs vest as to 25% of the underlying shares on the first anniversary of the vesting start date, and in equal installments on a quarterly basis thereafter, through the third anniversary of the vesting start date, subject to the Mr. Harris's continued service with the Company.

(6) The RSUs vest fully on the one year anniversary of the vesting start date, subject to Ms. Scolnick's continued service with the Company.

(7) The option vests and becomes exercisable as to 25% of the underlying shares on the first anniversary of the vesting start date, and as to 1/48th of the underlying shares each month thereafter, subject to Ms. Scolnick's continued service with the Company. The exercise price of the option was reduced to $4.21 per share in September 2023, but automatically increases to its original exercise price of $65.38 per share in the event Ms. Scolnick terminates employment for any reason or exercises the option, in each case, prior to September 10, 2024.

Executive Compensation Arrangements

We have entered into an offer letter with each of our named executive officer that sets forth the named executive officer's base salary, employee benefits eligibility, any signing bonus or one-time bonus opportunity and initial equity award. Any severance benefits included in our named executive officer offer letters were superseded by our Executive Change in Control Severance Plan (the "CIC Severance Plan") described below.

Executive Change in Control Severance Plan

In August 2023, our Compensation Committee adopted the CIC Severance Plan, under which each of our named executive officers is eligible to receive compensation and benefits in the event of an involuntary termination of employment by the Company without cause, or a resignation from employment with the Company for good reason, which occurs within 3 months prior to, or 12 months after, the effective date of a change in control of the Company (a "Covered Termination").

The CIC Severance Plan provides our named executive officers the following payments and benefits upon a Covered Termination: (i) a payment equal to 12 months base salary plus the target bonus for the year the Covered Termination occurred, prorated for the number of days the applicable executive was employed in such year, (ii) continued health coverage for a period of 12 months, or until the executive and their covered dependents become eligible for healthcare coverage under another employer's plan(s), and (iii) accelerated vesting of all equity awards outstanding and unvested as of the date of the Covered Termination. The payments and benefits provided to our named executive officers under the CIC Severance plan are in lieu of benefits that would be incurred due to a Covered Termination under any other separation plan or agreement, including the employment offer letters, as applicable.

Director Compensation

In July 2023, our Board approved a non-employee director compensation program formalizing compensation for our non-employee directors who are unaffiliated with our institutional investors. The program provides eligible directors an annual cash retainer of $50,000 for serving on the Board, and an additional annual cash retainer of $32,500 for serving as the chairperson of the Audit Committee. Our directors may elect to receive their fees in cash, in RSUs, or in a combination of cash and RSUs. RSUs received pursuant to this election are granted on the fifth business day following the end of the applicable calendar quarter, and are fully-vested on the date of grant. In addition to the above fees, directors are also reimbursed for their out-of-pocket expenses in attending in-person meetings.

The non-employee director compensation program also provides for an annual award of RSUs, calculated by dividing $150,000 by the 30 trading day average closing price of a share of our Common Stock as of the date of such annual meeting of the Company's stockholders, rounded down to the nearest whole number. Such RSU awards are granted to continuing non-employee directors following each annual meeting of our stockholders, and vest immediately prior to the next annual meeting of the Company's stockholders, subject to continued service of the director.

Mr. Workman did not receive any additional compensation for his service as a director, and his compensation as an executive officer of the Company is set forth in the Summary Compensation Table above.

The following table sets forth information concerning the compensation of our non-employee directors for the year ended December 31, 2023.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Total ($)
Lior Susan	—	—	—
Zane M. Burke	50,000	204,283	254,283
Laura J. Durr	82,500	204,283	286,783
Melissa A. Gonzales[3]	24,121	151,814	175,935
John C. Kim	50,000	204,283	254,283
Jayson Knafel[4]	—	—	—
Amy N. McCullough	—	—	—
Mark F. Stoll[5]	—	—	—

(1) The below table shows the aggregate number of RSUs held by our non-employee directors as of December 31, 2023. No other non-employee directors held RSUs or stock options as of December 31, 2023.

Name	Stock Awards Outstanding at Year End
Zane M. Burke	41,782
Laura J. Durr	41,782
Melissa A. Gonzales	34,347
John C. Kim	41,782

(2) The amounts shown in this column relate to annual RSU grants made to each non-employee director in 2023 as further described below under the heading "Director Compensation." These amounts reflect the 2023 annual RSU award, which was granted in July 2023, and with respect to Ms. Durr and Messrs. Burke and Kim, also reflects the 2022 annual RSU award, the granting of which was deferred to January 2023. These amounts are based upon the grant date fair value of awards calculated in accordance with FASB ASC Topic 718. See Note 10 (Share-Based Compensation) to the Company's consolidated financial statements included in the Form 10-K for the assumptions used in determining these values.

(3) Ms. Gonzales joined our Board effective July 18, 2023.

(4) Mr. Knafel resigned from our Board effective August 11, 2023.

(5) Mr. Stoll joined our Board effective August 15, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information relating to the beneficial ownership of our Common Stock, Series A Preferred Stock and Series B Preferred Stock as of April 19, 2024 by:

- each person, or group of affiliated persons, known by us to beneficially own more than five percent of the outstanding shares of any class of our outstanding voting securities;
- each of the Company's directors and director nominees;
- each of the Company's named executive officers included in the Summary Compensation Table; and
- all of the Company's directors and executive officers as a group.

Beneficial ownership is determined according to SEC rules, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or become exercisable within 60 days. Except as described in the footnotes below, we believe that based on the information furnished to us, each person and entity named in the table below has sole voting and dispositive power with respect to all shares of Common Stock beneficially owned by them, subject to any applicable community property laws.

The number of shares of our Common Stock beneficially owned by our directors and executive officers includes shares that such persons have the right to acquire within 60 days of April 19, 2024, including through the exercise of stock options and warrants conversion of Series A Preferred Stock as noted in the table footnotes.

Unless otherwise indicated below, the address for each beneficial owner listed is in the care of Owlet, Inc., 3300 North Ashton Boulevard, Suite 300, Lehi, Utah 84043.

Name and address of Beneficial Owner[1]	Shares Beneficially Owned Title or Class of Securities: Common Stock[2] Number of Shares Beneficially Owned	Common Stock[2] Percentage Beneficially Owned[3]	Series A Preferred Stock[2] Number of Shares Beneficially Owned	Series A Preferred Stock[2] Percentage Beneficially Owned[4]	Series B Preferred Stock[2] Number of Shares Beneficially Owned	Series B Preferred Stock[2] Percentage Beneficially Owned[5]	Combined Voting Power[2]
Holders of More Than 5%							
Entities affiliated with Eclipse[6]	12,224,955	63.55 %	20,200	73.59 %	6,000	64.86 %	40.41 %
Trilogy Equity Partners, LLC[7]	2,493,225	22.88 %	2,717	9.90 %	2,286	24.71 %	9.37 %
The Melton 2020 Irrevocable Trust[8]	612,243	6.34 %	1,500	5.46 %	—	— %	1.53 %
John Stanton and Theresa Gillespie[9]	728,569	7.65 %	783	2.85 %	714	7.72 %	2.70 %
Directors and Named Executive Officers							
Zane M. Burke[10]	54,444	*	—	—	—	—	*
Laura J. Durr[11]	47,111	*	—	—	—	—	*
Melissa A. Gonzales[12]	34,347	*	—	—	—	—	*
John C. Kim[13]	332,227	3.54 %	500	1.82 %	250	2.70 %	*
Amy N. McCullough	—	—	—	—	—	—	—
Marc F. Stoll	—	—	—	—	—	—	—
Lior Susan[14]	12,224,955	63.55 %	20,200	73.59 %	6,000	64.86 %	40.41 %
Kurt Workman[15]	552,515	5.96 %	500	1.82 %	—	—	2.81 %
Jonathan Harris	—	—	—	—	—	—	—
Kathryn R. Scolnick[16]	27,234	*	—	—	—	—	*
All Directors and Executive Officers as a Group (Ten Individuals)[17]	13,272,833	66.62 %	21,200	77.23 %	6,250	67.57 %	44.20 %

* Less than one percent.

(1) Unless otherwise indicated, the business address for each beneficial owner listed is c/o Owlet, Inc., 3300 North Ashton Boulevard, Suite 300, Lehi, Utah 84043.

(2) Each share of our Common Stock is entitled to one vote, and each share of our Series A Preferred Stock and Series B Preferred Stock is entitled to that number of votes equal to the whole number of shares of our Common Stock into which such holder's aggregate number of Series A Preferred Stock and/or Series B Preferred Stock, as applicable, are convertible.

The beneficial ownership information shown in the table under "Common Stock" includes the number of shares of our Common Stock held by such holder, as well as shares of our Common Stock such holder could acquire within 60 days of April 19, 2024, including by converting shares of Series A Preferred Stock, Series B Preferred Stock, exercising warrants or options, or upon settlement of restricted stock units. Each share of Series A Preferred Stock is currently convertible into shares of Common Stock at a conversion rate of 145.7726, and each share of Series B Preferred Stock is currently convertible into shares of Common Stock at a conversion rate of 129.6596. The percentage reported under "Combined Voting Power" represents the holder's voting power with respect to all of our shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock outstanding as of April 19, 2024, voting as a single class, and, as to each holder, without including any shares of Common Stock that such holder could acquire by exercising warrants or options or upon vesting of restricted stock units, as such securities confer no voting power until the issuance of Common Stock upon their exercise or settlement, as applicable.

(3) Percentages are based upon the 9,047,883 shares of our Common Stock that were outstanding on April 19, 2024.

(4) Percentages are based upon the 27,450 shares of our Series A Preferred Stock that were outstanding on April 19, 2024, representing 4,001,454 in voting power entitled to vote.

(5) Percentages are based upon the 9,250 shares of our Series B Preferred Stock that were outstanding on April 19, 2024, representing 1,199,348 in voting power entitled to vote.

(6) Based on (A) information stated in the Schedule 13D/A filed with the SEC on March 4, 2024 by Eclipse Ventures GP I, LLC ("Eclipse I GP"), Eclipse Ventures Fund I, L.P. ("Eclipse I"), Eclipse Continuity GP I, LLC ("Eclipse Continuity GP"), Eclipse Continuity Fund I, L.P. ("Eclipse Continuity I"), Eclipse Early Growth GP I, LLC ("Eclipse EG GP I"), Eclipse Early Growth Fund I, L.P. ("Eclipse EGF I") and Mr. Susan and (B) information known to the Company. Consists of (i) 1,066,472 shares of Common Stock held of record by Eclipse Continuity I, (ii) 968,694 shares of Common Stock held of record by Eclipse I, (iii) 2,944,606 are shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by Eclipse EGF I, (iv) 5,300,921 are shares of Common Stock issuable upon exercise of the 2023 Private Placement Warrants held by Eclipse EGF I, (v) 777,957 are shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held by Eclipse EGF I, and (vi) 1,166,935 are shares of Common Stock issuable upon exercise of the 2024 Private Placement Warrants held by Eclipse EGF I. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Eclipse EG GP I is the general partner of Eclipse EGF I and may be deemed to have voting and dispositive power over the shares held by Eclipse EGF I. Mr. Susan is the sole managing member of each of Eclipse Continuity GP, Eclipse I GP and Eclipse EG GP I and may be deemed to have voting and dispositive power with respect to the shares held by each of Eclipse Continuity I, Eclipse I and Eclipse EGF I. The principal business address of each of the foregoing entities is c/o Eclipse Ventures, 514 High Street, Suite 4, Palo Alto, California 94301.

Eclipse is not currently permitted to vote shares of Series B Preferred Stock it holds to the extent such shares would result in Eclipse beneficially owning in excess of 48.9% of the Company's outstanding Common Stock (the "Share Cap"), provided that all outstanding Series B Preferred Stock and all of the shares of Common Stock underlying such Series B Preferred Stock are deemed to be outstanding for such calculation (but, in the case of Eclipse, only up to the Share Cap) and no unexercised rights, options, warrants or conversion privileges to acquire shares of Common Stock are included. Similarly, Eclipse is not currently permitted to exercise any portion of the 2023 Private Placement Warrants or 2024 Private Placement Warrants it holds to the extent such exercise would result in Eclipse beneficially owning more than the Share Cap.

(7) Based on information included in the Schedule 13D/A filed with the SEC on March 1, 2024 and on information known to the Company, Trilogy Equity Partners, LLC has sole voting and sole dispositive power over 2,493,225 shares of our Common Stock and consists of (i) 643,244 shares of Common Stock, (ii) 396,064 shares of Common Stock issuable upon conversion of Series A Preferred Stock, (iii) 712,915 shares of Common Stock issuable upon exercise of 2023 Private Placement Warrants, (iv) 296,401 shares of Common Stock issuable upon conversion of Series B Preferred Stock, and (v) 444,601 shares of Common Stock issuable upon the exercise of 2024 Private Placement Warrants. The principal business address of Trilogy Equity Partners, LLC is 155 108th Avenue N.E., Suite 400, Bellevue, Washington 98004.

(8) Based on information known to the Company. Consists of the following held by The Melton 2020 Irrevocable Trust ("Melton Trust"): (i) 218,658 shares of Common Stock issuable upon conversion of Series A Preferred Stock, and (ii) 393,585 shares of Common Stock issuable upon the exercise of 2023 Private Placement Warrants. The principal business address of Melton Trust is 201 S. Phillips Ave., Suite 200, Sioux Falls, South Dakota 57104.

(9) Based on information stated in the Schedule 13G/A filed with the SEC on February 9, 2024 and information known to the Company. John Stanton has sole voting and sole dispositive power over 61,874 shares of our Common Stock, and each of John Stanton and Theresa Gillespie have shared voting power and shared dispositive power over 666,695 shares of our Common Stock. Includes (i) 3,644 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2, (ii) 6,559 shares of Common Stock issuable upon the exercise of 2023 Private Placement Warrants beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2, (iii) 2,982 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2, (iv) 4,473 shares of Common Stock issuable upon the exercise of 2024 Private Placement Warrants beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2, (v) 3,644 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2, (vi) 6,559 shares of Common Stock issuable upon the exercise of 2023 Private Placement Warrants beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2, (vii) 2,982 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2, (viii) 4,473 shares of Common Stock issuable upon the exercise of 2024 Private Placement Warrants beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2, (ix) 106,851 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by the Reporting Persons as tenants in common and (x) 192,332 shares of Common Stock issuable upon the exercise of 2023 Private Placement Warrants held by the Reporting Persons as tenants in common, (xi) 86,612 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock beneficially owned by the Reporting Persons as tenants in common and (xii) 129,918 shares of Common Stock issuable upon the exercise of 2024 Private Placement Warrants held by the Reporting Persons as tenants in common. The principal business address of John Stanton and Theresa Gillespie is P.O. Box 465, Medina, Washington 98039.

(10) Consists of (i) 12,662 shares of Common Stock held directly by Mr. Burke and (ii) 41,782 shares of Common Stock issuable upon the vesting of RSUs within 60 days of April 19, 2024.

(11) Consists of (i) 5,329 shares of Common Stock held directly by Ms. Durr and (ii) 41,782 shares of Common Stock issuable upon the vesting of RSUs within 60 days of April 19, 2024.

(12) Consists, for Ms. Gonzales, of 34,347 shares of Common Stock issuable upon the vesting of RSUs within 60 days of April 19, 2024.

(13) Consists of (i) 5,329 shares of Common Stock held directly by Mr. Kim, (ii) 41,782 shares of Common Stock issuable upon the vesting of RSUs within 60 days of April 19, 2024, (iii) 72,886 shares of Common Stock issuable upon the conversion of Series A Preferred Stock, (iv) 131,195 shares of Common Stock issuable upon the exercise of 2023 Private Placement Warrants, (v) 72,886 shares of Common Stock issuable upon the conversion of Series B Preferred Stock, (iv) 131,195 shares of Common Stock issuable upon the exercise of 2024 Private Placement Warrants.

(14) Based on information (i) included in the Schedule 13D/A filed with the SEC on March 3, 2024 by Eclipse I GP, Eclipse I, Eclipse Continuity GP, Eclipse Continuity I, Eclipse EG GP I, Eclipse EGF I and Mr. Susan; (ii) included in the Form 4 filed with the SEC on July 19, 2021 by Mr. Susan; and (iii) information provided to the Company by Mr. Susan. Of the 12,224,955 shares beneficially owned by Mr. Susan, (i) 968,694 are shares of Common Stock held of record by Eclipse I, (ii) 1,066,472 are shares of Common Stock held of record by Eclipse Continuity I, (iii) 2,944,606 are shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by Eclipse EGF I, (iv) 5,300,921 are shares of Common Stock issuable upon exercise of the 2023 Private Placement Warrants held by Eclipse EGF I, (v) 777,957 are shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held by Eclipse EGF I, and (vi) 1,166,935 are shares of Common Stock issuable upon exercise of the 2024 Private Placement Warrants held by Eclipse EGF I. Eclipse I GP, Eclipse Continuity GP and Eclipse EG GP I are the general partners of Eclipse I, Eclipse Continuity I and Eclipse EGF I, respectively. Mr. Susan, who serves as our Chairman of the Board, is the sole managing member of each such general partner and therefore may be deemed to have voting and dispositive power over the shares held by Eclipse I, Eclipse Continuity I and Eclipse EG GP I. Each of Eclipse I GP, Eclipse Continuity GP, Eclipse EG GP I and Mr. Susan disclaim beneficial ownership of the shares held by Eclipse I, Eclipse Continuity I and Eclipse EGF I, respectively, except to the extent of their respective pecuniary interests therein, if any. The principal business address of Mr. Susan and each of the foregoing Eclipse entities is c/o Eclipse Ventures, 514 High Street, Suite 4, Palo Alto, California 94301.

(15) Consists of (i) 179,091 shares of Common Stock held directly by Mr. Workman, (ii) 148,157 shares of Common Stock held directly by his spouse, (iii) 21,186 shares of Common Stock issuable upon the exercise of options exercisable as of or within 60 days of April 19, 2024; (iv) 72,886 shares of Common Stock issuable upon the conversion of Series A Preferred Stock; and (v) 131,195 shares of Common Stock issuable upon the exercise of 2023 Private Placement Warrants.

(16) Consists of (i) 10,846 shares of Common Stock held directly by Ms. Scolnick, (ii) 14,345 shares of Common Stock issuable upon the exercise of options exercisable as of or within 60 days of April 19, 2024, and (iii) 2,043 shares of Common Stock issuable under RSUs vesting within 60 days of April 19, 2024.

(17) Consists of (i) 2,396,580 shares of Common Stock held, (ii) 35,531 shares of Common Stock issuable upon the exercise of options exercisable as of or within 60 days of April 19, 2024, (iii) 161,736 shares of Common Stock issuable under RSUs vesting within 60 days of April 19, 2024, (iv) 3,090,378 shares of Common Stock issuable upon the conversion of Series A Preferred Stock, (v) 5,562,681 shares of Common Stock issuable upon the exercise of 2023 Private Placement Warrants, (vi) 810,371 shares of Common Stock issuable upon the conversion of Series B Preferred Stock, and (vii) 1,215,556 shares of Common Stock issuable upon the exercise of 2024 Private Placement Warrants.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes securities available under our equity compensation plans as of December 31, 2023.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)[2]	Weighted Average Per Share Exercise Price of Outstanding Options, Warrants and Rights[1] ($) (b)[3]	Number of Securities Remaining Available Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)[4]
Equity compensation plans approved by security holders [1]	1,998,669	16.03	825,223
Equity compensation plans not approved by security holders	—	—	—
Total	1,998,669	16.03	825,223

(1) Consists of the 2014 Incentive Plan and the 2021 Incentive Plan.

(2) Represents (i) 463,168 shares of Common Stock to be issued upon exercise of outstanding options and (ii) 1,464,073 shares subject to outstanding RSUs, and (iii) 71,428 shares subject to outstanding PRSUs.

(3) Represents the weighted-average exercise price of outstanding options and is calculated without taking into account the shares of Common Stock subject to outstanding RSUs.

(4) Represents 594,161 shares remaining available for issuance under the 2021 Incentive Plan and 231,062 shares available for issuance under the 2021 Employee Stock Purchase Plan (the "2021 ESPP"). As of July 15, 2021, in connection with the Merger, no new awards are made under the 2014 Incentive Plan. The 2021 Incentive Plan provides for an annual increase to the number of shares available for issuance thereunder on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, by an amount equal to the lesser of (i) 5% of the aggregate number of shares of Common Stock outstanding on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares of Common Stock as is determined by the our Board (but no more than 9,720,372 shares may be issued upon the exercise of incentive stock options). The 2021 ESPP provides for an annual increase to the number of shares available for issuance thereunder on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, by an amount equal to the lesser of (i) 1% of the aggregate number of shares of Common Stock outstanding on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares of Common Stock as is determined by our Board, provided that no more than 1,863,071 shares of our Common Stock may be issued under the 2021 ESPP.

Item 13. Certain Relationships and Related Transactions, and Director Independence.
Policies and Procedures on Transactions with Related Persons

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception of such conflicts of interest). Our Board of Directors has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE. Under such policy, a related person transaction, and any material amendment or modification to a related person transaction, will be reviewed and approved or ratified by the Audit Committee or by the disinterested members of the Board of Directors.

In connection with the review and approval or ratification of a related person transaction:

- Management will disclose to the Audit Committee or disinterested directors, as applicable, information such as the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and other material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

- Management will advise the Audit Committee or disinterested directors, as applicable, as to other relevant considerations such as whether the related person transaction conflicts with the terms of our agreements governing our material outstanding indebtedness that limit or restricts our ability to enter into a related person transaction; and

- Related person transactions will be disclosed in our applicable filings under the Securities Act of 1933, as amended, or the Exchange Act, and related rules, and, to the extent required.

In addition, the related person transaction policy provides that the Audit Committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent," or "non-employee" director, as applicable, under the rules and regulations of the SEC and NYSE.

A "related person transaction" is, subject to exceptions provided under SEC Regulation S-K, a transaction, arrangement or relationship in which Owlet or its subsidiaries was, is or will be a participant and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- Any person who is, or at any time during the applicable period was, one of our officers or one of our directors;

- Any person who is known by Owlet to be the beneficial owner of more than five percent (5%) of its voting stock; and

- Any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law, or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock.

Each of the transactions described below entered into following the adoption of our related person transaction policy was approved in accordance with such policy.

Related Person Transactions

February 2023 Private Placement Financing

On February 17, 2023, we entered into private placement investment agreements with certain investors, pursuant to which we issued and sold to various investors (i) an aggregate of 30,000 shares of Series A Preferred Stock and (ii) warrants to purchase an aggregate of 7,871,719 shares of Common Stock (the "2023 Private Placement Warrants"), for aggregate gross proceeds of $30.0 million (collectively, the "2023 Private Placement"). The 2023 Private Placement Warrants have a per share exercise price of $4.662 and are exercisable by the holder at any time on or before February 17, 2028.

February 2024 Private Placement Financing

On February 29, 2024, we issued and sold to various investors (i) an aggregate of 9,250 shares of Series B Preferred Stock and (ii) warrants to purchase an aggregate of 1,799,021 shares of Common Stock (the "2024 Private Placement Warrants"), for aggregate gross proceeds of $9.25 million (collectively, the "2024 Private Placement"). The 2024 Private Placement Warrants have a per share exercise price of $7.7125 and are exercisable by the holder at any time on or before March 1, 2029.

The Certificate of Designation for the Series B Preferred Stock includes provisions that prevent Eclipse from converting its Series B Preferred Shares to the extent such action would result in Eclipse beneficially owning in excess of 48.9% of the Company's outstanding Common Stock (the "Share Cap"), provided that such Share Cap is subject to removal at Eclipse's sole discretion upon written notice to the Company, provided that any increase or removal of such Share Cap will not be effective before the sixty-first (61st) day after such written notice. As of the date of this Proxy Statement, Eclipse has not provided written notice to the Company of any change to, or removal of, the Share Cap. The following table sets forth the aggregate number of shares of Series A Preferred Stock and 2023 Private Placement Warrants acquired in the 2023 Private Placement and Series B Preferred Stock and 2024 Private Placement warrants acquired in the 2024 Private Placement by holders of more than 5% of any class of our outstanding voting securities, including entities that became holders of more than 5% of any class of our outstanding voting securities as a result of the 2023 Private Placement and 2024 Private Placement, and by certain of our directors and executive officers.

Participants	Shares of Series A Preferred Stock	2023 Private Placement Warrant Shares	Aggregate Purchase Price- 2023 Private Placement	Shares of Series B Preferred Stock	2024 Private Placement Warrant Shares	Aggregate Purchase Price- 2024 Private Placement	Total Aggregate Purchase Price Paid
Greater than Five Percent Holders [1]							
Entities Affiliated with Eclipse[2]	20,200	5,200,291	$20,200,000	6,000	1,166,935	$6,000,000	$26,200,000
Trilogy Equity Partners, LLC[3]	2,717	712,915	$2,717,000	2,286	444,601	$2,286,000	$5,003,000
Walleye Opportunities Master Fund Ltd	2,250	590,378	$2,250,000				$2,250,000
The Melton 2020 Irrevocable Trust	1,500	393,585	$1,500,000				$1,500,000
John Stanton and Theresa Gillespie	733	192,332	$733,000	668	129,918	$668,000	$1,401,000
Samuel Thomsen Trust #2[4]	25	6,559	$25,000	23	4,473	$23,000	$48,000
Peter Thomsen Trust #2[4]	25	6,559	$25,000	23	4,473	$23,000	$48,000
Directors and Executive Officers							
Kurt Workman	500	131,195	$500,000				$500,000
John Kim	500	131,195	$500,000	250	48,621	$250,000	$750,000

(1) Additional details regarding certain of these stockholders and their equity holdings are provided in this Proxy Statement under the caption "Stock Ownership."

(2) Two of our directors, Lior Susan and Marc F. Stoll, are affiliated with Eclipse.

(3) Our director, Amy N. McCullough, is affiliated with Trilogy Equity Partners, LLC.

(4) The Samuel Thomsen Trust #2 and the Peter Thomsen Trust #2 are affiliated with Trilogy Equity Partners, LLC.

Registration Rights Agreement

On February 15, 2021, Old Owlet entered into a Merger Agreement (the "Merger Agreement") with Sandbridge Acquisition Corporation ("SBG") and Project Olympus Merger Sub, Inc. ("Merger Sub"), whereby on July 15, 2021 Merger Sub merged with and into Old Owlet, with Old Owlet surviving as a wholly owned subsidiary of SBG (the "Merger"). Following the Merger, SBG was renamed Owlet, Inc. In connection with the Closing, SBG changed its name from Sandbridge Acquisition Corporation to Owlet, Inc. ("Owlet"). Following the consummation of the Merger, Owlet became an SEC registrant and its Common Stock and warrants commenced trading on the NYSE under the symbols "OWLT" and "OWLT WS", respectively. In connection with the closing of the Merger, we and certain shareholders of Old Owlet and SBG entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, we agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within 15 business days of the closing of the Merger. Certain Old Owlet shareholders and SBG shareholders may each request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12-month period, so long as the total offering price is reasonably expected to exceed $50.0 million. We also agreed to provide "piggyback" registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that we will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Stockholders Agreement

In connection with the closing of the Merger, we and certain shareholders of Old Owlet entered into a Stockholders Agreement (the "Stockholders Agreement"), which provides for the following terms and other customary terms and conditions:

- Eclipse Nomination Rights. From the closing of the Merger and until such time as Eclipse beneficially owns less than 10% of the Common Stock: (i) Eclipse will be entitled to nominate one director for election upon sufficient written notice to Owlet; and (ii) if Eclipse makes a nomination, we shall include such director as a nominee for election as a director at the applicable Owlet shareholders meeting and recommend to the Owlet shareholders that such Eclipse director be elected as a director at such Owlet shareholder meeting.

- Chairperson. Lior Susan shall serve as Chairperson of the Board at closing of the Merger.

In connection with the 2023 Private Placement, we and Eclipse Ventures Fund I, L.P., Eclipse Continuity Fund I, L.P. and Eclipse Early Growth Fund I, L.P. entered into an Amended and Restated Stockholders Agreement (the "A&R Stockholders Agreement"), which amends and restates the Stockholders Agreement. The A&R Stockholders Agreement provides that (a) until such time as Eclipse beneficially owns less than 20.0% of the total voting power entitled to elect directors, Eclipse shall be entitled to nominate two individuals (the "Eclipse Directors" and each, an "Eclipse Director") and (b) from such time that Eclipse beneficially owns less than 20.0% of the total voting power entitled to elect directors and until Eclipse beneficially owns less than 10.0% of the total voting power entitled to elect directors, Eclipse will be entitled to nominate one Eclipse Director. Messrs. Susan and Stoll serve as the Eclipse director nominees.

SBG Related Party Transactions- Related Party Note and Reimbursements

SBG's sponsor, Sandbridge Acquisition Holdings LLC (the "Sponsor"), officers and directors, or any of its or their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities undertaken on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. SBG's audit committee reviewed on a quarterly basis all payments that were made to the Sponsor, SBG's officers and directors or any of its or their affiliates and determined which expenses and the amount of expenses that would be reimbursed. During fiscal 2022 and 2023, we did not reimbuse SBG for any out-of-pocket expenses incurred by the Sponsor, SBG's directors, officers and/or their respective affiliates.

Indemnification under the Certificate of Incorporation and Bylaws; Indemnification Agreements

We have also entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnities with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Director Independence

Under our Corporate Governance Guidelines and the applicable New York Stock Exchange ("NYSE") rules, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with us or any of our subsidiaries. In addition, the director must meet the bright-line tests for independence set forth by the NYSE rules.

Our Board has undertaken a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out their responsibilities. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our Board of Directors has determined that none of Mmes. Durr, Gonzales and McCullough and Messrs. Burke, Kim, Stoll and Susan, representing seven of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as "independent" as that term is defined under the NYSE rules. Jayson Knafel, who served on our Board until his resignation effective August 11, 2023, qualified as "independent" under the NYSE rules. In making these determinations, our Board considered the relationships that each non-employee director has with us and all other facts and circumstances our Board deemed relevant in determining their independence, including the director's beneficial ownership of our Common Stock and the relationships of our non-employee directors with certain of our significant stockholders.

Item 14. Principal Accountant Fees and Services.

Audit, Audit-Related, Tax and All Other Fees

Our independent registered public accounting firm is PricewaterhouseCoopers LLP ("PwC"), Salt Lake City, UT, PCAOB ID 238.

The following table sets forth the fees of PwC billed to the Company in each of the last two fiscal years.

Fee Category	2023	2022
Audit Fees	$ 1,223,352	$ 1,202,300
Audit-Related Fees	—	—
Tax Fees	—	61,991
All Other Fees	900	900
Total	$ 1,224,252	$ 1,265,191

Audit Fees

Audit fees consisted of fees for professional services provided in connection with the audit of Owlet's annual consolidated financial statements, the performance of interim reviews of Owlet's quarterly unaudited financial information, and consents.

Tax Fees

Tax fees consisted primarily of the fees related to sales and use tax including nexus studies, registrations and compliance.

All Other Fees

All other fees consisted of subscription license fees.

Pre-Approval Policies and Procedures

The formal written charter for our Audit Committee requires that the Audit Committee pre-approve all audit services to be provided to us, whether provided by our principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to us by our independent registered public accounting firm, other than *de minimis* non-audit services approved in accordance with applicable SEC rules.

The Audit Committee has adopted a policy (the "Pre-Approval Policy") that sets forth the procedures and conditions pursuant to which audit and non-audit services proposed to be performed by our independent registered public accounting firm may be pre-approved. The Pre-Approval Policy generally provides that the Audit Committee will not engage an independent registered public accounting firm to render any audit, audit-related, tax or permissible non-audit service unless the service is either (i) explicitly approved by the Audit Committee ("specific pre-approval") or (ii) entered into pursuant to the pre-approval policies and procedures described in the Pre-Approval Policy ("general pre-approval"). Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval under the Pre-Approval Policy, it requires specific pre-approval by the Audit Committee or by a designated member of the Audit Committee to whom the committee has delegated the authority to grant pre-approvals. Any member of the Audit Committee to whom the committee delegates authority to make pre-approval decisions must report any such pre-approval decisions to the Audit Committee at its next scheduled meeting. If circumstances arise where it becomes necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories or above the pre-approved amounts, the Audit Committee requires pre-approval for such additional services or such additional amounts. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval. For both types of pre-approval, the Audit Committee will consider whether such services are consistent with the SEC's rules on auditor independence.

On an annual basis, the Audit Committee reviews and generally pre-approves the services (and related fee levels or budgeted amounts) that may be provided by our independent registered accounting firm without first obtaining specific pre-approval from the Audit Committee. The Audit Committee may revise the list of general pre-approved services from time to time, based on subsequent determinations.

The above-described services provided to us by PwC were provided under engagements entered into in accordance with such policies.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

    (b) Exhibits

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).				

*Filed herewith

Item 16. Form 10-K Summary

    None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Owlet, Inc.

Date: April 29, 2024
By: /s/ Kurt Workman

Kurt Workman
Chief Executive Officer



Owlet, Inc.
3300 North Ashton Boulevard
Suite 300
Lehi, UT 84043